As filed with the Securities and Exchange Commission on September 3, 1998
                           Registration Nos. 333-57697
                                  No. 811-08835


     ----------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
      ---------------------------------------------------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 o
                        Pre-Effective Amendment No. 1 [x]

                          Post-Effective Amendment No.
o
                                       and
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]

                                 Amendment No. 1



                              SEPARATE ACCOUNT VA-7
                           (Exact Name of Registrant)

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
                               (Name of Depositor)

                  Transamerica Square, 401 North Tryon Street,
                        Charlotte, North Carolina 28202
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including Area Code: (704) 330-5600

Name and Address of Agent for Service:    Copy to:

JAMES W. DEDERER, Esq.                    FREDERICK R. BELLAMY, Esq.
General Counsel and Secretary             Sutherland, Asbill & Brennan LLP
Transamerica Life Insurance               1275 Pennsylvania Avenue, N.W.
and Annuity Company                       Washington, D.C. 20004-2415
1150 South Olive Street
Los Angeles, California  90015-2211

                                    Approximate    date   of   proposed   public
                      offering: As soon as practicable after effectiveness of the Registration Statement.

                                        Title of securities being registered:
                               Flexible   premium   deferred   variable  annuity
contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-4

                                     PART A

Item of Form N-4                                              Prospectus Caption
1.    Cover Page..............................................    Cover Page

2.    Definitions.............................................    Definitions

3.    Synopsis................................................    Summary of this Prospectus; Variable Account Fee Table

4.    Condensed Financial Information.........................    Condensed Financial Information

5.    General
      (a)  Depositor..........................................    Transamerica and the Separate Account
      (b)  Registrant.........................................    Transamerica and the Separate Account
      (c)  Portfolio Company..................................    The Funds
      (d)  Fund Prospectus....................................    The Funds
      (e)  Voting Rights......................................    Voting Rights
      (f)  Administrator.......................................   Charges under the Contracts

6.    Deductions and Expenses
      (a)  General............................................    Charges under the Contracts
      (b)  Sales Load %.......................................    Charges under the Contracts
      (c)  Special Purchase Plan..............................    Not Applicable
      (d)  Commissions........................................    Underwriter
      (e)  Fund Expenses......................................    Charges under the Contracts
      (f)  Operating Expenses.................................    Fee Table

7.    Contracts
      (a)  Persons with Rights................................    Description of the Contracts; Surrender of a Contract;
                                                                  Death Benefits; Voting Rights; Ownership
      (b)  (i)   Allocation of Purchase Payments
                 Payments.....................................    Description of the Contracts
           (ii)  Transfers....................................    Transfers
           (iii) Exchanges....................................    Federal Tax Matters
      (c)  Changes............................................    The Funds; Voting Rights

      (d)  Inquiries..........................................    Voting Rights

8.    Annuity Period..........................................    Settlement Payments

9.    Death Benefit...........................................    Death Benefits

10.   Purchase and Contract Value
      (a)  Purchases..........................................    Description of the Contracts
      (b)  Valuation..........................................    Description of the Contracts
      (c)  Daily Calculation..................................    Description of the Contracts
      (d)  Underwriter........................................    Underwriter

11.   Redemptions
      (a)  By Contract Owners.................................    Surrender of a Contract
           By Annuitant.......................................    Not Applicable
      (b)  Texas ORP..........................................    Not Applicable
      (c)  Check Delay........................................    Surrender of a Contract
      (d)  Lapse..............................................    Not Applicable
      (e)  Free Look..........................................    Right to Cancel

12.   Taxes................................Federal Tax Matters

13.   Legal Proceedings.......................................    Legal Proceedings

14.   Table of Contents for the
      Statement of
      Additional Information..................................    Table of Contents of the Statement of Additional
                                                                  Information


                                     PART B

Item of Form N-4                                                  Statement of Additional Information Caption

15.   Cover Page..............................................    Cover Page

16.   Table of Contents.......................................    Table of Contents

17.   General Information
      and History.............................................    General Information and History

18.   Services
      (a)  Fees and Expenses
           of Registrant......................................    (Prospectus) Variable Account Fee Table; (Prospectus)
                                                                  The Funds
      (b)  Management Contracts...............................    Not Applicable
      (c)  Custodian..........................................    Safekeeping of Separate Account Assets; Records and
                                                                  Reports
           Independent Auditors  .............................    Accountants
      (d)  Assets of Registrant...............................    Not Applicable
      (e)  Affiliated Person..................................    Not Applicable
      (f)  Principal Underwriter..............................    The Underwriter

19.   Purchase of Securities
      Being Offered...........................................    (Prospectus) Description of the Contracts
      Offering Sales Load.....................................    Charges under the Contracts

20.   Underwriters............................................    The Underwriter
21.   Calculation of Performance
      Data ...........Calculation of Yields and Total Returns
22.   Annuity Payments........................................    (Prospectus) Settlement Option Payments
23.   Financial Statements....................................    Financial Statements



                           PART C -- OTHER INFORMATION

Item of Form N-4                                                  Part C Caption

24.   Financial Statements
      and Exhibits
      (a)  Financial Statements...............................    Financial Statements
      (b)  Exhibits...........................................    Exhibits

25.   Directors and Officers of
      the Depositor...........................................    Directors and Officers of the Depositor

26.   Persons Controlled By or Under Common Control
      with the Depositor or Registrant .......................    Persons Controlled By or Under Common Control with the
                                                                  Depositor or Registrant

27.   Number of Contract Owners...............................    Number of Contract Owners

28.   Indemnification.........................................    Indemnification

29.   Principal Underwriters..................................    Principal Underwriter

30.   Location of Accounts
      and Records.............................................    Location of Accounts and Records

31.   Management Services.....................................    Management Services

32.   Undertakings............................................    Undertakings

      Signature Page..........................................    Signature Page




                                     PROFILE
                                     of the
                     TRANSAMERICA BOUNTYsm VARIABLE ANNUITY
                                    Issued by
                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                                September 8, 1998


         This Profile is a summary of some of the more important points that you should know and consider before purchasing the contract. The contract is more fully described in the full prospectus that accompanies this Profile. Please read the prospectus carefully.

1. The Contract. The Transamerica Bountysm Variable Annuity is a contract between you and Transamerica Life Insurance and Annuity Company that allows you to invest your purchase payments in your choice of 17 mutual funds portfolios ("portfolios") in the Variable Account and the general account options. The portfolios are professionally managed and you can gain or lose money invested in a portfolio, but you could also earn more than investing in the general account options. Transamerica guarantees the safety of money invested in the general account options. Certain portfolios and general account options may not be available in all states.

The contract is a deferred annuity and it has two phases: the accumulation phase, and the annuitization phase. During the accumulation phase, you can make additional payments on your contract, transfer money among the investment options, and withdraw some or all of your investment. During this phase, your earnings accumulate on a tax-deferred basis for individuals, but some or all of any money you withdraw may be taxable. Tax deferral is not available for non-qualified contracts owned by corporations and some trusts.

         During the annuitization phase, Transamerica will make periodic payments to you. The dollar amount of the payments may depend on the amount of money invested and earned during the accumulation phase and on other factors, such as the annuitants' age and sex.

2. Annuity Payments. You can generally decide when to end the accumulation phase and begin receiving annuity payments from Transamerica. You may choose fixed payments, where the dollar amount of each payment generally remains the same, or variable payments, where the dollar amount of each payment may increase or decreased based on the investment performance of the portfolios you select. You can choose among payments for the lifetime of an individual, or payments for the longer of one lifetime or a guaranteed period of 10, 15 or 20 years, or payments for one lifetime and the lifetime of another individual.

3. Purchasing a Contract. Generally you must invest at least $25,000 to purchase a contract. You can make additional payments of at least $1,000 each ($100 each if made under an automatic payment plan deducted from your bank account). You may cancel your contract during the free look period (see item 10 below).

         The Transamerica Bounty Variable Annuity is designed for long-term tax-deferred accumulation of assets, generally for retirement and other long-term goals. Individuals in high tax brackets get the most benefit from the tax deferral feature. You should not invest in the contract for short-term purposes or if you cannot take the risk of losing some of your investment.

4. Investment Options. VARIABLE ACCOUNT: You can invest in any of the following 17 portfolios:

Alger American Income & Growth              MFS VIT Research
Alliance VPF Growth & Income                Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth                 Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation         Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                     OCC Accumulation Trust Managed
Janus Aspen Balanced                      OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth                Transamerica VIF Growth Portfolio
MFS VIT Emerging Growth                     Transamerica VIF Money Market
MFS VIT Growth with Income

         You can earn or lose money in any of these portfolios. These portfolios are described in their own prospectuses. All portfolios may not be available in all states.

GENERAL ACCOUNT: You can also allocate payments to the general account options, where Transamerica guarantees the principal invested plus an annual interest rate of at least 3%. The general account options include multi-year guarantee periods.
5. Expenses. Transamerica makes certain charges and deductions in order to provide the benefits and features available under the contract:

          Transamerica currently deducts an annual account fee of $30 (the fee is waived for account values over $50,000).

          Transamerica deducts insurance and administrative charges of 1.40% per year from your average daily value in the variable account.

          If you elect the Guaranteed Minimum Death Benefit Rider, Transamerica will deduct a monthly fee equal to 1/12 of 0.20% of the account value.

          If you elect the Guaranteed Minimum Income Benefit Rider with the Guaranteed Minimum Death Benefit Rider, Transamerica will deduct a monthly fee equal to 1/12 of 0.40% of the account value.

The first 18 transfers each year are free (then Transamerica will deduct a $10 fee for each additional transfer).

          Advisory fees are also deducted by the portfolios' manager, and the portfolios pay other expenses which, in total, range from 0.60% to 1.15% of the amounts in the portfolios.

          There  might  be  premium  tax  charges  ranging  from 0 to 5% of your
         investment   and/or  amounts  you  use  to  purchase  annuity  benefits
         (depending on your state's law).

         The following chart shows these charges (not including fees for the optional Riders any transfer fees or premium taxes). These examples assume an average account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee. The third column is the sum of the first two columns. The examples in the last two columns show the total amounts you would be charged if you invested $1,000, the investment grew 5% each year, and you withdrew your entire investment after one year or 10 years.


                                                     ---------------------------------------------------------------------
                                                                                                     Total       Total
                                                          Annual         Annual         Total      Expenses    Expenses
                                                        Insurance       Portfolio      Annual      at End of   at End of
Sub-Accounts                                             Charges         Charges       Charges      1 Year     10 Years
--------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                            1.40%           0.74%         2.14        $21.71      $247.24
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth & Income                              1.40%           0.72%         2.12        $21.51      $245.18
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                               1.40%           1.10%         2.50        $ 25.35     $287.95

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital Appreciation Growth                   1.40%           0.80%         2.20        $22.31      $253.39
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                     1.40%           0.78%         2.18        $22.11      $251.35
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                                      1.40%           0.83%         2.23        $22.61      $256.46
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth                              1.40%           0.74%         2.14        $21.71      $247.24
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                                       1.40%           0.87%         2.27        $23.01      $260.53
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income                                    1.40%           1.00%         2.40        $24.31      $273.63
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
MFS Research                                              1.40%          0.88 %         2.28        $23.11      $261.54
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed Income                            1.40%           0.70%         2.10        $21.30      $243.11
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High Yield                              1.40%           0.80%         2.20        $22.31      $253.39
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF International Magnum                    1.40%           1.15%         2.55        $25.81      $288.52
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed                            1.40%           0.87%         2.27        $22.98      $256.84
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap                          1.40%           0.97%         2.37        $23.99      $268.16
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth                                   1.40%           0.85%         2.25        $22.81      $258.49
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                             1.40%           0.60%         2.00        $20.30      $232.72
--------------------------------------------------------------------------------------------------------------------------

         The Annual Portfolio Charges above are for the year ended December 31, 1997 (except for Transamerica VIF Money Market Portfolio) and do not reflect expense reimbursements or fee waivers. The figures for Transamerica VIF Money Market Portfolio are estimates for the year 1998, its first year of operation. Expenses may be higher or lower in the future. See the "Variable Account Fee Table" in the Transamerica Bounty Variable Annuity prospectus for more detailed information.

6. Federal Income Taxes. Individuals generally are not taxed on increases in the contract value until a distribution occurs (e.g., a withdrawal or annuity payment) or is deemed to occur (e.g., a pledge, loan, or assignment of the contract). If you withdraw money, earnings come out first and are taxed. Generally, some portion (sometimes all) of any distribution or deemed distribution is taxable as ordinary income. In some cases, income taxes will be withheld from distributions. If you are under age 59 1/2 when you withdraw money, an additional 10% federal tax penalty may apply on the withdrawn earnings. Certain owners of non-qualified contracts that are not individuals may be currently taxed on increase in the contract value, whether distributed or not. Qualified contracts are subject to special income tax rules depending on the plan or arrangement.

7. Access to Your Money. You can generally take money out at any time during the accumulation phase. Transamerica does not assess withdrawal charges. However, if you withdraw money from a guarantee period prematurely, you may forfeit some of the interest that you earned, but you will always receive the principal you invested plus 3% annual interest. Withdrawals from qualified contracts may be subject to severe restrictions and, in certain circumstances, prohibited.

         You may have to pay income taxes on amounts you withdraw and there may also be a 10% tax penalty if you make withdrawals before you are 59 1/2 years old.

8. Past Investment Performance. The value of the money you allocated to the portfolios will go up or down, depending on the investment performance of the portfolios you select. The following chart shows the past investment performance on a year-by-year basis for eachsub-account. These figures have already been reduced by the insurance charges, and the advisory fee and all the expenses of the portfolios. These figures do not include the $30 account fee, the fees for the optional Riders, any transfer fees or premium taxes, which would reduce performance if applied. Past performance is no guarantee of future performance or earnings.


                                  CALENDAR YEAR

                                                   ------------------------------------------------------------------------
SUB-ACCOUNT                                              1997            1996           1995          1994        1993
---------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                          36.19%          18.43%         35.21%        -8.52%       9.46%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth & Income                            26.87%          20.50%         35.34%        -1.06%      10.27%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Alliance VPF Premier Growth                             33.47%          19.66%         43.44%        -3.38%      11.19%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital Appreciation Growth                 26.87%          22.79%         31.79%        1.55%         N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                   17.24%          15.13%         29.09%        7.81%       67.27%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                                    21.24%          14.58%         22.96%        -0.63%        N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth                            21.66%          26.43%         25.31%        -0.20%        N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                                     21.51%          15.52%           N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income                                  29.09%          21.71%           N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
MFS Research                                            19.79%          20.53%           N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed Income                          8.42%             N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High Yield                            11.97%            N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF International Magnum                  2.37%             N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed                          21.22%          20.48%         43.43%        1.73%        9.32%
---------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap                        21.53%          16.91%         15.11%        -1.41%      18.23%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth                                 50.35%          26.63%         53.02%        7.71%       21.73%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                            N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------------
SUB-ACCOUNT                                              1992            1991           1990          1989        1988
---------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                          7.14%           22.74%         -1.36%        5.94%         N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth & Income                            6.44%             N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Alliance VPF Premier Growth                              N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital Appreciation Growth                  N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                   70.64%          156.17%          N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                                     N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth                             N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                                      N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income                                   N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
MFS Research                                             N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed Income                           N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High Yield                             N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF International Magnum                   N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed                          17.41%          43.74%         -5.84%        31.11%        N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap                        18.87%          46.65%         -11.15%       16.39%        N/A
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth                                 13.58%          41.47%         -12.58%       32.93%      29.26%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                            N/A              N/A            N/A          N/A          N/A
---------------------------------------------------------------------------------------------------------------------------


9. Death Benefit. If you die during the accumulation phase, a death benefit equal to the account value will be paid to your beneficiary.


         If the Guaranteed Minimum Death Benefit Rider is elected the death benefit will be as described below. If you die before the annuitization phase and before you turn 85, the death benefit will be the greatest of three amounts:
(1) the account value; (2) the sum of all purchase payments less the proportion of withdrawals taken and applicable premium tax charges; or (3) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made, less the proportion of withdrawals taken and premium tax charges since that contract anniversary. If death occurs after your or your joint owner's 85th birthday, the death benefit will be the greater of two amounts: (1) the account value; or (2) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made, less the proportion of withdrawals taken and premium tax charges since that contract anniversary.


10. Other Information. The Transamerica Bounty Variable Annuity offers other features you might be interest in. Some of these features are as follows:

         Free Look. After you get your contract, you have ten days to look it over and decide if it is really right for you (this period may be longer in certain states). If you decide not to keep the contract, you can cancel it during this period by delivering a written notice of cancellation and returning the contract to the Service Center at the address listed in item 11 below. Unless otherwise required by law, Transamerica will refund the purchase payments allocated to any general account option (less any withdrawals) plus the value in the Variable Account as of the date the written notice and the contract are received by the Service Center.

Telephone Transfers. You can generally arrange to transfer money between the investments in your contract by telephone.

         Dollar Cost Averaging. You can instruct Transamerica to automatically transfer money from the money market sub-account to any of the other variable sub-accounts each month.
         Automatic Rebalancing Option. The performance of each sub-account may cause the allocation of value among the sub-accounts to change. You may instruct Transamerica to periodically automatically rebalance the amounts in the sub-accounts by reallocating amounts among them.

         Systematic Withdrawal Option. You can arrange to have Transamerica send you money automatically each month out of your contract during the accumulation phase. There are limits on the amounts, and the payments may be taxable, and, prior to age 59 1/2, subject to the penalty tax.

         Automatic Payout Option. For qualified contracts, certain pension and retirement plans require that certain amounts be distributed from the plan at certain ages. You can arrange to have such amounts distributed automatically during the accumulation phase.


         Guaranteed Minimum Income Benefit Rider. The optional Rider may be elected only if the Guaranteed Minimum Death Benefit Rider is also elected. If this Rider is elected, the Guaranteed Minimum Income Benefit, prior to the contract anniversary on which any owner is 85, will be the settlement option which can be purchased with the amount which is the greatest of (a) the account value, (b) the sum of all purchase payments less the proportion of withdrawals taken and applicable premium tax charges, or (c) the highest account value on any contract anniversary plus purchase payments made, less the proportion of withdrawals taken and premium tax charges since that contract anniversary. The Guaranteed Minimum Income Benefit is different if any owner is 85 years or older. Please see the prospectus for a more complete description, including conditions regarding this Rider.


         These features may not be available in all state and may not be suitable for your particular situation.

11. Inquiries. If you need further information or have any questions about the contract, please write or call:

                       Transamerica Annuity Service Center
                        401 North Tryon Street, Suite 700
                         Charlotte, North Carolina 28202
                                  800-420-7749

                                 PROSPECTUS FOR


                             TRANSAMERICA SERIES sm

                              TRANSAMERICA BOUNTYsm
                                VARIABLE ANNUITY

                          A Variable Annuity Issued by
                           Transamerica Life Insurance
                               and Annuity Company

                           Including Prospectuses for:


Income and Growth Portfolio of          The Alger American Fund

Growth and Income Portfolio and
Premier Growth Portfolio of             Alliance Variable Products Series
                                        Fund, Inc.

Capital Appreciation Portfolio and
Small Cap Portfolio of                  Dreyfus Variable Investment Fund

Balanced Portfolio and
Worldwide Growth Portfolio of           Janus Aspen Series

Emerging Growth Series
Growth with Income Series and
Research Series of                      MFS Variable Insurance Trust

Fixed Income Portfolio
High Yield Portfolio and
International Magnum Portfolio of           Morgan Stanley Universal Funds, Inc.

Managed Portfolio and
Small Cap Portfolio of                               OCC Accumulation Trust

Growth Portfolio and
Money Market Portfolio of                   Transamerica Variable Insurance
                                                             Fund, Inc.









                                September 8, 1998

                             TRANSAMERICA SERIES sm
                             TRANSAMERICA BOUNTY sm
                                VARIABLE ANNUITY
                  A Flexible Premium Deferred Variable Annuity
                                    Issued by
                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
             401 North Tryon Street, Charlotte, North Carolina 28202

         This prospectus describes the Transamerica Bountysm Variable Annuity, a variable annuity contract ("contract") issued by Transamerica Life Insurance and Annuity Company (referred to as "Transamerica"). The contract allows you, the owner, to accumulate assets on a tax-deferred basis for retirement and other long-term financial purposes.

         You may direct your purchase payments, as well as any value accumulated under the contract, to one or more variable sub-accounts of Separate Account VA-7 or to the general account options, or to both. The money you place in each variable sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each variable sub-account will vary in accordance with the investment performance of the portfolio in which that variable sub-account invests. You bear the entire investment risk for all assets you place in the variable sub-accounts. This means that, depending on market conditions, the amount you invest in the variable sub-accounts may increase or decline. Currently you may choose among the following 17 variable sub-accounts:

Alger American Income & Growth      MFS VIT Research
Alliance VPF Growth & Income                 Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth                  Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation    Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                        OCC Accumulation Trust Managed
Janus Aspen Balanced                         OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth        Transamerica VIF Growth
MFS VIT Emerging Growth             Transamerica VIF Money Market
MFS VIT Growth with Income

         You may also place your purchase payments or accumulated value in the general account options. The general account options are multi-year guarantee period options in which Transamerica guarantees the return of the amount invested at a declared rate of interest for a specified guarantee period. Currently, the multi-year guarantee periods available are three, five and seven years; there may be a reduction made to the amount of interest credited on amounts withdrawn or transferred before the end of these periods. The minimum annual rate of interest credited will be 3%.

         This prospectus contains vital information that you should know before investing. You can obtain more information about the contract by requesting a copy of the Statement of Additional Information ("SAI") dated September 1, 1998. The SAI is available free by writing to Transamerica Life Insurance and Annuity Company, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina, 28202 or by calling 800-420-7749. The current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus. The table of contents of the SAI is included at the end of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

            For your own benefit and protection, please read this prospectus carefully before you invest. Keep it on hand for future reference.

                The date of this prospectus is September 8, 1998

         Under the terms of the contract, we promise to pay you a series of monthly settlement option payments. Payments may be for a fixed or a variable amount or a combination of both, for the life of the annuitant or for some other period as you select prior to the annuity date.

         On or before the annuity date, you may transfer assets between and among the variable sub-accounts and the general account options. Transfers from a multi-year guarantee period account may be subject to an interest adjustment. After the annuity date, transfers are permitted among the variable sub-accounts only if you elect to receive variable settlement option payments.

         On or before the annuity date, you may elect to withdraw all or a portion of your cash surrender value in exchange for a cash payment. Withdrawals out of the guarantee period account may be subject to an interest adjustment. Withdrawals may be subject to a certain administrative fees, premium tax charges, federal, state or local income taxes, and/or a tax penalty.

                  This prospectus must be accompanied by current prospectuses for the portfolios.



THIS PROSPECTUS MAY NOT BE OFFERED IN ANY JURISDICTION WHERE SUCH OFFERING IS UNLAWFUL. ANY INFORMATION THAT A DEALER, SALESPERSON, OR OTHER PERSON GIVES YOU ABOUT THIS CONTRACT SHOULD BE CONTAINED IN THIS PROSPECTUS. IF YOU RECEIVE ANY INFORMATION ABOUT THE CONTRACT THAT IS NOT CONTAINED IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON THAT INFORMATION.


                  Please note that your investment in the contract:
                  o         is not a bank deposit
                  o         is not federally insured
                  o         is not endorsed by any bank or government agency.

Investing in the contract involves certain investment risks, including possible loss of principal.

  This prospectus generally describes only the variable account portion of the contract, except when the general account options are specifically mentioned.

TABLE OF CONTENTS

                                            Page
DEFINITIONS...............................................................
SUMMARY...................................................................

CONDENSED FINANCIAL INFORMATION...........................................

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND THE VARIABLE ACCOUNT..
         Transamerica Life Insurance and Annuity Company..................
         Published Ratings................................................
         The Variable Account.............................................

THE PORTFOLIOS............................................................

THE CONTRACT..............................................................
         Ownership........................................................

PURCHASE PAYMENTS.........................................................
         Purchase Payments................................................
         Allocation of Purchase Payments..................................
         Investment Option Limits.........................................

ACCOUNT VALUE.............................................................

TRANSFERS.................................................................
         Before the Annuity Date..........................................
         Other Restrictions...............................................
         Telephone Transfers..............................................
         Dollar Cost Averaging............................................
         Automatic Asset Rebalancing......................................
         After the Annuity Date...........................................

CASH WITHDRAWALS..........................................................
         Systematic Withdrawal Option.....................................
         Automatic Payment Option (APO)...................................

DEATH BENEFIT.............................................................
         Payment of Death Benefit.........................................
         Designation of Beneficiaries.....................................
         Death of Owner Before Annuity Date...............................
         If Annuitant Dies Before Annuity Date............................
         Death After Annuity Date.........................................
         Survival Provision...............................................

CHARGES, FEES AND DEDUCTIONS..............................................
         .................................................................
         Administrative Charges...........................................
         Mortality and Expense Risk Charge................................
         Guaranteed Minimum Death Benefit Rider...........................
         Guaranteed Minimum Income Benefit Rider..........................
         Living Benefits Rider Fee........................................
         Premium Tax Charges..............................................
         Transfer Fee.....................................................
         Option and Service Fees..........................................
         Taxes............................................................
         Portfolio Expenses...............................................
         Interest Adjustment..............................................
         Sales in Special Situations......................................

DISTRIBUTION OF THE CONTRACT..............................................

SETTLEMENT OPTION PAYMENTS................................................
         Annuity Date.....................................................
         Guaranteed Minimum Income Benefit Rider..........................
         Settlement Option Payments.......................................
         Election of Settlement Option Forms and Payment Options..........
         Payment Options..................................................
         Fixed Payment Option.............................................
         Variable Payment Option..........................................
         Settlement Option Forms..........................................

FEDERAL TAX MATTERS.......................................................
         Introduction.....................................................
         Purchase Payments................................................
         Taxation of Annuities............................................
         Qualified Contracts..............................................
         Taxation of Transamerica ........................................
         Tax Status of Contract...........................................
         Possible Changes in Taxation.....................................
         Other Tax Consequences...........................................

PERFORMANCE DATA .........................................................

PREPARING FOR YEAR 2000...................................................

LEGAL PROCEEDINGS.........................................................

LEGAL MATTERS.............................................................

ACCOUNTANTS...............................................................

VOTING RIGHTS.............................................................

AVAILABLE INFORMATION.....................................................

STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS...................

APPENDIX A - THE GENERAL ACCOUNT OPTIONS..................................
         Multi-Year Guarantee Period Account Options......................

APPENDIX B................................................................
         Example of Variable Accumulation Unit Value Calculations.........
         Example of Variable Annuity Unit Value Calculations..............
         Example of Variable Annuity Payment Calculations.................

APPENDIX C
         Disclosure Statement for Individual Retirement
              Annuities ..................................................

                  The contract is not available in all states.

DEFINITIONS

Account Value: The sum of the variable accumulated value and the general account options accumulated value.

Annuity Date:  The date on which the annuitization phase of the contract begins.

Cash Surrender Value: The amount we will pay to the owner if the contract is surrendered on or before the annuity date. The cash surrender value is equal to: the account value; less any account fee, interest adjustment, and premium tax charges.

Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

Contract Anniversary:  The anniversary of the contract effective date each year.

Contract Effective Date: The effective date of the contract as shown on the contract.

Contract Year: A 12-month period starting on the contract effective date and ending with the day before the contract anniversary, and each 12-month period thereafter.

General Account Options Accumulated Value: The total dollar value of all amounts the owner allocates or transfers to any general account options; plus interest credited; less any amounts withdrawn, applicable fees or premium tax charges, or transfers out to the variable account prior to the annuity date.

General Account Options: The multi-year guarantee period options offered by us to which the owner may allocate purchase payments and transfers.

Guarantee Period: The number of years that a guaranteed rate of interest will be credited to a guarantee period.

Guarantee Period Options: An option which credits a guaranteed rate of interest for a specified guarantee period. There may be several guarantee periods, each with a different guaranteed rate of interest.

Guaranteed Interest Rate: The annual effective rate of interest after daily compounding credited to a guarantee period.

Guaranteed Minimum Death Benefit Rider: Also referred to as GMDB Rider, it must be elected before the contract effective date and if cancelled cannot be reinstated and provides for the benefits described on page ___ at the fee described on page ___.

Guaranteed Minimum Income Benefit Rider: Also referred to as GMIB Rider, it must be elected before the contract effective date and only if the oldest owner is not yet 80 years old and if cancelled cannot be reinstated, provides for benefits described on page ____ at the fee described on page ___ and can only be elected if GMBD Rider is also elected.

Portfolio: The investment portfolio underlying each variable sub-account in which we will invest any amounts the owner allocates to that variable sub-account.

Service Center: Transamerica's Annuity Service Center, at P.O. Box 31848, Charlotte, North Carolina 28231-1848, telephone (800) 258-4260.
Status (Qualified and Non-Qualified): The contract has a qualified status if it is issued in connection with a tax-favored retirement plan or program. Otherwise, the status is non-qualified.

Valuation Day: Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation Period: The time interval between the closing (generally 4:00 p.m. Eastern Time) of the New York Stock Exchange on consecutive valuation days.

Variable Account: Separate Account VA-7, a separate account established and maintained by Transamerica for the investment of a portion of its assets pursuant to Section 58-7-95 of the North Carolina Insurance Code.

Variable Accumulation Unit: A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable Accumulated Value: The total dollar value of all variable accumulation units under this contract prior to the annuity date.

Variable Sub-Account(s): One or more divisions of the variable account which invests solely in shares of one of the underlying portfolios.

We:  The company, Transamerica.

You:  The owner.

SUMMARY

The Contract

         The Transamerica Bounty sm Variable Annuity is a flexible purchase payment deferred annuity that is designed to aid your long-term financial planning and retirement needs. The contract may be used in connection with a retirement plan which qualifies as a retirement program under Sections 403(b), 408 or 408A of the Code, with various types of pension and profit sharing plans qualified under Section 401 of the Code, or with non-qualified plans. Some qualified contracts may not be available in all states or in all situations. The contract is issued by Transamerica Life Insurance and Annuity Company ("Transamerica"), an indirect wholly-owned subsidiary of Transamerica Corporation. Its principal office is at 401 North Tryon Street, Charlotte, North Carolina 28202.

         This contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used in this prospectus refers to either the individual annuity contract or to a certificate issued under a group annuity contract. The term "owner" refers to the owner(s) of the individual contract or the owner(s) of the certificate, as appropriate.

         Transamerica will establish and maintain an account for each contract. Each owner will receive either an individual annuity contract or a certificate evidencing the owner's coverage under a group annuity contract. The contract provides that the account value, after certain adjustments, will be applied to a settlement option on a future date you select ("annuity date").

         You may allocate all or portions of your purchase payments to one or more variable sub-accounts or to the general account options.

         The account value prior to the annuity date, except for amounts in the general account options, will vary depending on the investment experience of each of the variable sub-accounts selected by the owner. All benefits and values provided under the contract, when based on the investment experience of the variable account, are variable and are not guaranteed as to dollar amount. Therefore, prior to the annuity date the owner bears the entire investment risk under the contract for amounts allocated to the variable account.

         There is no guaranteed or minimum cash surrender value on amounts allocated to the variable account, so the proceeds of a surrender could be less than the amount invested.

         The initial purchase payment for each contract must be at least $25,000. Generally each additional purchase payment must be at least $1,000, unless an automatic purchase payment plan is selected. See "Purchase Payments" page 23.

The Variable Account

         The variable account is a separate account (designated Separate Account VA-7) that is subdivided into variable sub-accounts. See "The Variable Account" page 17. Assets of each variable sub-account are invested in a specified mutual fund portfolio ("portfolio"). The variable sub-accounts currently available for investment are:

Alger American Income & Growth      MFS VIT Research
Alliance VPF Growth & Income                 Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth                  Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation    Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                        OCC Accumulation Trust Managed
Janus Aspen Balanced                         OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth        Transamerica VIF Growth Portfolio
MFS VIT Emerging Growth             Transamerica VIF Money Market
MFS VIT Growth with Income

         The portfolios pay their investment advisers and administrators certain fees charged against the assets of each portfolio. The variable accumulated value, if any, of a contract and the amount of any variable settlement option payments will vary to reflect the investment performance of the variable sub-accounts to which amounts have been allocated. Additionally, applicable charges are deducted. See "Charges, Fees and Deductions" page 31. For more information about the portfolios, see "The Portfolios" page 18 and the accompanying portfolios' prospectuses.

General Account Options


The multi-year guarantee period options, provide specified rates of interest for specified terms of, currently, three, five and seven years, subject to interest adjustments on early withdrawals or transfers which, if applicable, could reduce the interest credited to the 3% minimum rate. See "The General Account Options" in Appendix A. The multi-year guarantee period options may not be available in all states.

Investment Option Limits
         Currently, the owner may not elect more than a total of eighteen investment options over the life of the contract. Investment options include variable sub-accounts and general account options. See "Investment Option Limits" page 24 .

Transfers Before the Annuity Date

         Prior to the annuity date, you may transfer values between the variable sub-accounts and the general account options. For transfers after the annuity date, see "After the Annuity Date" page 27.

Transfers out of a guarantee period prior to the end of the term may be subject to an interest adjustment which may reduce interest credited to the 3% minimum rate. See "The General Account Options" in Appendix A.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 18 made during the same contract year. See "Transfers" on page 25 for additional limitations and information regarding transfers.

Withdrawals

         You may withdraw all or part of the cash surrender value on or before the annuity date. The cash surrender value of your contract is the account value less any account fee, interest adjustment, and premium tax charges. The account fee generally will be deducted on a full surrender of a contract if the account value is then less than $50,000. Transamerica may delay payment of any withdrawal from the general account options for up to six months. See "Cash Withdrawals" page 27.

Withdrawals may be taxable, subject to withholding and subject to a penalty tax. Withdrawals from qualified contracts may be subject to severe restrictions and, in certain circumstances, prohibited. See "Federal Tax Matters" page 38.

Other Charges and Deductions

         Transamerica deducts a mortality and expense risk charge of 1.25% (annually) of the assets in the variable account and an administrative expense charge of 0.15% (annually) of these assets. The administrative expense charge may change, but it is guaranteed not to exceed a maximum effective annual rate of 0.35%. See "Mortality and Expense Risk Charge" page 34 and "Administrative Charges" page 33.

         An account fee of currently $30 is deducted at the end of each contract year and upon surrender. This fee may change but it is guaranteed not to exceed $60 per contract year. If the account value is more than $50,000 on the last business day of a contract year (or as of the date the contract is surrendered), the account fee will be waived for that year. We reserve the right to waive the account fee under certain programs we offer.

         After the annuity date, the annual annuity fee of $30 will be deducted in equal installments from each periodic payment under the variable payment option.

For each transfer in excess of 18 during a contract year, a transfer fee of $10 will be imposed. See
"Transfer Fee" page 34.

         Charges for premium taxes (including retaliatory premium taxes) are not currently deducted, except for annuitizations, but such charges could be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges could be deducted from purchase payments, from amounts withdrawn, and/or upon annuitization.
See "Premium Tax Charges" page 34.

         In addition, amounts withdrawn or transferred out of a multi-year guarantee period option prior to the end of its term may be subject to an interest adjustment. See "Guaranteed Period Account Options" in Appendix A.

         If the owner elects the Guaranteed Minimum Death Benefit ("GMDB") Rider or both the GMDB Rider and the Guaranteed Minimum Income Benefit ("GMIB") Rider, the appropriate annual fee will be deducted at the end of each contract month at the rate of 1/12 times the annual fee times the account value. The annual fee for the GMDB is 0.20% of the account value; the annual fee for both the GMDB/GMIB Rider is 0.40% of the account value. The GMIB Rider is only available if the GMBD Rider is also elected. These Riders may only be elected before the contract effective date, cannot be reinstated if cancelled and may not be available in all states.

         Currently, no fees are deducted for any other services or options under the contract. However, Transamerica does reserve the right to impose fees to cover processing for certain services and options in the future, including dollar cost averaging, systematic withdrawals, automatic payouts, asset allocation and asset rebalancing.

Variable Account Fee Table

         The purpose of this table is to assist in understanding the various costs and expenses that the owner will bear directly and indirectly. The table reflects expenses of the variable account as well as of the mutual fund portfolios. The table assumes that the entire account value is in the variable account. The information below should be considered together with the narrative provided under the heading "Charges, Fees and Deductions" on page 31 of this prospectus, and with the prospectuses for the portfolios. In addition to the expenses listed below, premium tax charges may be applicable.

                                   Sales Load

Sales Load Imposed on Purchase Payments             0%

Maximum Contingent Deferred Sales Load              0%









                                Contract Expenses


                    Transfer Fee (first 18 per contract year)(1)            0

                    Fees For Other Services and Options(42                  0

                    Account Fee(53                                          $30

                    Riders (if elected)(4)

                         GMDB                                             0.20%

                         GMDB & GMIB                                      0.40%



                       Variable Account Annual Expenses(5)
               (as a percentage of the variable accumulated value)

                    Mortality and Expense Risk Charge              1.25%

                    Administrative Expense Charge(86               0.15%

                    Total Variable Account Annual Expenses         1.40%



                               Portfolio Expenses

  (as a percentage of assets after fee waiver and/or expense reimbursement)(9)

                                                                                                       Total
                                                                                                     Portfolio
                                                             Management              Other             Annual
                      Portfolio                                 Fees               Expenses           Expenses

Alger American Income & Growth                                 0.625                 0.115              0.74
Alliance VPF Growth & Income                                    0.63                 0.09               0.72
Alliance VPF Premier Growth                                     1.00                 0.10               1.10
Dreyfus VIF Capital Appreciation                                0.75                 0.05               0.80
Dreyfus VIF Small Cap                                           0.75                 0.03               0.78
Janus Aspen Balanced                                            0.76                 0.07               0.83
Janus Aspen Worldwide Growth                                    0.66                 0.08               0.74
MFS VIT Emerging Growth                                         0.75                 0.12               0.87
MFS VIT Growth with Income                                      0.75                 0.25               1.00
MFS VIT Research                                                0.75                 0.13               0.88
Morgan Stanley UF Fixed Income                                  0.00                 0.70               0.70
Morgan Stanley UF High Yield                                    0.00                 0.80               0.80
Morgan Stanley UF International Magnum                          0.00                 1.15               1.15
OCC Accumulation Trust Managed                                  0.80                 0.07               0.87
OCC Accumulation Trust Small Cap                                0.80                 0.17               0.97
Transamerica VIF Growth                                         0.62                 0.23               0.85
Transamerica VIF Money Market                                   0.35                 0.25               0.60



Expense information regarding the portfolios has been provided by the portfolios. In preparing the tables above and below and the examples that follow, Transamerica has relied on the figures provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. These figures are for the year ended December 31, 1997, except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. Actual expenses in future years may be higher or lower than these figures.

Notes to Fee Table:


(1) A transfer fee of $10 will be imposed for each transfer in excess of 18 in a contract year. See
         "Charges, Fees and Deductions" page 31.

(2) Transamerica currently does not impose fees for any other services, or options. However, Transamerica reserves the right to impose a fee for various services and options including dollar cost averaging, systematic withdrawals, automatic payouts, asset allocation and asset rebalancing.

(3) The current account fee is $30 per contract year. This fee will be waived for account values over $50,000 or with certain programs. This limit may be changed in the future. The fee may be changed, but it may not exceed $60. See "Charges, Fees and Deductions" page 31.

(4) If the owner elects a rider, the rider fee will be deducted at the rate of 1/12 of the annual fee at the end of each contract month based on the account value at that time. See "Guaranteed Minimum Death Benefit Rider" page ___ and "Guaranteed Minimum Income Benefit Rider" page . Note the GMIB rider can only be elected concurrently with the GMDB.

(5) The variable account annual expenses do not apply to the general account options.

(6) The current annual administrative expense charge of 0.15% may be increased to 0.35%. See "Charges, Fees and Deductions" page 31.


(7) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1997 (except for the Transamerica VIF Money Market Portfolio, which are estimates for
         1998). The expenses shown in that table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable, except for Alliance VPF Premier Growth. It is anticipated that such waivers or reimbursements will continue for calendar year 1998, except for
         Alliance VPF Premier Growth. The expenses shown for Alliance VPF Premier Growth are those that would have been incurred or 1997 had there been no reimbursement or waiver. The management fee, other expenses and total portfolios annual expenses for Alliance VPF Premier Growth for 1998 without waivers or reimbursements are estimated to be 1.00%, 0.08% and 1.08%, respectively. Without such waivers or reimbursements, the annual expenses for 1997 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                                   Total Portfolio
                                                                                                   Annual Expenses
                                                                  Management       Other Expenses
                                                                      Fee
          Alliance VPF Growth & Income                               0.63               0.09             0.72

          Janus Aspen Balanced                                       0.77               0.06             0.83
          Janus Aspen Worldwide Growth                               0.72               0.09             0.81
          MFS VIT Growth with Income                                 0.75               0.35             1.10
          Morgan Stanley UF Fixed Income                             0.40               1.31             1.71
          Morgan Stanley UF High Yield                               0.80               0.88             1.68
          Morgan Stanley UF International Magnum                     0.80               1.98             2.78
          Transamerica VIF Growth                                    0.75               0.23             0.98

         Without expense reimbursements, the management fee, other expenses and total portfolios expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.35%, 0.45% and 0.80%, respectively. There were no fee waivers or expense reimbursements during 1997 for the Alger American Income and Growth Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Dreyfus VIF
         Small Cap Portfolio, MFS VIT Emerging Growth Portfolio, MFS VIT Research Portfolio, OCC Accumulation Trust Managed Portfolio or OCC Accumulation Trust Small Cap Portfolio.


EXAMPLES

         The following tables show the total expenses an owner would incur in various situations assuming a $1,000 investment and a 5% annual return on assets.

         These examples assume an average account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee. These examples also assume that all amounts were allocated to the variable sub-account indicated. These examples also assume that no transfer fees or other option or service fees or premium tax charges have been assessed. Premium tax charges may be applicable. See "Premium Tax Charges" page 34.

         Example 1 shows expenses for contracts without the optional Riders based on fee waivers and reimbursements for the portfolios for 1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. Since there is no sales load, the expenses are the same whether the owner does or does not annuitize or surrender the contract at the end of the applicable time period.

Example 1:
                                                             ---------------------------------------------------------------
                                                                 1 Year         3 Years          5 Years        10 Years
----------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                                   21.71           67.00           114.92          247.24
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth & Income                                     21.51           66.39           113.90          245.18
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                                      25.35           78.19
                                                                                                 134.04          287.95

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital Appreciation Growth                          22.31           68.82           117.96          253.39
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                            22.11           68.21           116.95          251.35
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                                             22.61           69.72           119.48          256.46
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth                                     21.71           67.00           114.92          247.24
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                                              23.01           70.93           121.50          260.53
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Growth & Income                                              24.31           74.85           128.05          273.63
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Research                                                     23.11           71.23           122.01          261.54
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed Income                                   21.30           65.78           112.88          243.11
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High Yield                                     22.31           68.82           117.96          253.39
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF International Magnum                           25.81           79.35           135.54          288.52
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed                                   22.98           70.64           120.66          256.84
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap                                 23.99           73.75           125.98          268.16
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth                                          22.81           70.33           120.49          258.49
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                                    20.30           62.75           107.78          232.72
----------------------------------------------------------------------------------------------------------------------------

Example 2: Example 2 shows expenses for contracts with the optional Guaranteed Minimum Death Benefit Rider based on fee waivers and reimbursements for the portfolios for 1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. Since there is no sales load, the expenses are the same whether the owner does or does not annuitize or surrender the contract at the end of the applicable time period.

                                                             ---------------------------------------------------------------
                                                                 1 Year         3 Years          5 Years        10 Years
----------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                                   23.71           73.04           125.03          267.60
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth & Income                                     23.51           72.44           124.03          265.59
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                                      27.35           84.20
                                                                                                 144.04          307.86

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital Appreciation Growth                          24.31           74.85           128.05          273.63
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                            24.11           74.25           127.04          271.63
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                                             24.61           75.75           129.55          276.63
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth                                     23.71           73.04           125.03          267.60
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                                              25.01           76.95           131.55          280.61
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Growth & Income                                              26.31           80.85           138.03          293.43
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Research                                                     25.11           77.25           132.05          281.60
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed Income                                   23.31           71.84           123.02          263.57
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High Yield                                     24.31           74.85           128.05          273.63
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF International Magnum                           27.81           85.32           145.45          308.01
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed                                   24.98           76.63           130.64          276.65
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap                                 25.99           79.73           135.93          287.85
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth                                          24.81           76.35           130.55          278.62
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                                    22.31           68.82           117.96          253.39
----------------------------------------------------------------------------------------------------------------------------

Example 3: Example 3 shows expenses for contracts with the optional Guaranteed Minimum Death Benefit Rider and Guaranteed Minimum Income Benefit Rider based on fee waivers and reimbursements for the portfolios for 1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. Since there is no sales load, the expenses are the same whether the owner does or does not annuitize or surrender the contract at the end of the applicable time period.

                                                             ---------------------------------------------------------------
                                                                 1 Year         3 Years          5 Years        10 Years
----------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                                   25.71           79.05           135.04          287.54
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth & Income                                     25.51           78.45           134.05          285.56
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                                      29.35           90.17
                                                                                                 153.95          327.35

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital Appreciation Growth                          26.31           80.85           138.03          293.43
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap                                            26.11           80.25           137.03          291.47
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced                                             26.61           81.74           139.52          296.37
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth                                     25.71           79.05           135.04          287.54
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                                              27.01           82.94           141.50          300.27
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Growth & Income                                              28.31           86.81           147.91          312.81
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MFS Research                                                     27.11           83.23           141.99          301.24
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed Income                                   25.31           77.85           133.05          283.59
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High Yield                                     26.31           80.85           138.03          293.43
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF International Magnum                           29.80           91.25           155.25          327.07
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed                                   26.97           82.59           140.51          296.03
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap                                 27.98           85.68           145.78          307.12
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth                                          26.81           82.34           140.51          298.32
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                                    24.31           74.85           128.05          273.63
----------------------------------------------------------------------------------------------------------------------------


THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES IN THE CONTRACT. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

Settlement Option Payments

         Settlement option payments will be made either on a fixed basis or a variable basis or a combination of a fixed and variable basis, as you select. You have flexibility in choosing the annuity date, but it may generally not be a date later than the annuitant's 85th birthday or the tenth contract anniversary, whichever occurs last. Certain qualified contracts may have restrictions as to the annuity date and the types of settlement options available. See "Settlement Option Payments" page 35.

         Four settlement options are available under the contract: (1) life annuity; (2) life and contingent annuity; (3) life annuity with period certain; and (4) joint and survivor annuity. See "Settlement Option Forms" page 37. If the GMIB Rider is elected a minimum income benefit settlement option is available. See "Guaranteed Minimum Income Benefit" page ___.

Death of Owner Before the Annuity Date

         If an owner dies prior to the annuity date, the death benefit for the contract will be the account value. If the GMDB Rider is elected the death benefit may be greater than the account value. See "Death Benefit" page ____. If the owner is not a natural person, the annuitant will be treated as the owner(s) for purposes of the death benefit.

         The death benefit will generally be paid within seven days of receipt of the required proof of death of the owner and election of the method of settlement or as soon thereafter as Transamerica has sufficient information to make the payment. If no settlement method is elected the death benefit will be distributed within five years after the owner's death. The death benefit may be paid as either a lump sum or as a settlement option. See "Death Benefit" page
29. Amounts in the multi-year guarantee period options will not be subject to interest adjustments in calculating the death benefit.

Federal Income Tax Consequences

         An owner who is a natural person generally should not be taxed on increases in the account value until a distribution under the contract occurs (e.g., a withdrawal or settlement option payment) or is deemed to occur (e.g., a pledge, loan, or assignment of a contract). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise (although withholding is mandatory for certain qualified contracts). In addition, a federal penalty tax may apply to certain distributions. See "Federal Tax Matters" page 38.

Right to Cancel

         The owner has the right to examine the contract for a limited period, known as a "free look period." The owner can cancel the contract during this period by delivering a written notice of cancellation and returning the contract to the Service Center before midnight of the tenth day after receipt of the contract (or longer if required by state law). Notice given by mail and the return of the contract by mail will be effective on the date received by Transamerica. Unless otherwise required by law, Transamerica will refund the purchase payment(s) allocated to any general account option (less any withdrawals) plus the variable accumulated value as of the date the written notice and the contract are received by Transamerica. See "Purchase Payments" page 23 and "Account Value" page 24.

Questions

         Questions about procedures or the contract can be answered by the Transamerica Annuity Service Center ("Service Center"), at P.O. Box 31848, Charlotte, North Carolina 28231-1848, (800) 258-4260. All inquiries should include the contract number and the owner's name.

         NOTE: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this prospectus and in the prospectuses for the portfolios which should be referred to for more detailed information. With respect to qualified contracts, it should be noted that the requirements of a particular retirement plan, an endorsement to the contract, or limitations or penalties imposed by the Code or the Employee Retirement Income Security Act of 1974, as amended, may impose additional limits or restrictions on purchase payments, withdrawals, distributions, or benefits, or on other provisions of the contract. This prospectus does not describe such limitations or restrictions. See "Federal Tax Matters" page 38.

CONDENSED FINANCIAL INFORMATION

         Because the variable account did not commence operations during 1997, no financial statements are available.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND THE VARIABLE ACCOUNT

Transamerica Life Insurance and Annuity Company

         Transamerica Life Insurance and Annuity Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1966 and redomesticated to North Carolina in 1994. It is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned indirect subsidiary of Transamerica Corporation, a financial services organization. The address of Transamerica is 401 North Tryon Street, Charlotte, North Carolina 28202.

Published Ratings

         Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The ratings reflect the financial strength and/or claims-paying ability of Transamerica and should not be considered as bearing on the investment performance of the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Transamerica as measured by Standard & Poor's Insurance Ratings Services,
Moody's, or Duff & Phelps may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms, including its obligations under the general account options of this contract. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

The Variable Account

         Separate Account VA-7 of Transamerica (the "variable account") was established by Transamerica as a separate account under the laws of the State of North Carolina pursuant to June 11, 1996, resolutions of Transamerica's Board of Directors. The variable account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management or the investment practices or policies of the variable account.
         The assets of the variable account are owned by Transamerica but they are held separately from the other assets of Transamerica. Section 58-7-95 of the North Carolina Insurance Law provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company (except to the extent that assets in the separate account exceed the reserves and other liabilities of the separate account). Income, gains and losses incurred on the assets in the variable account, whether or not realized, are credited to or charged against the variable account without regard to other income, gains or losses of Transamerica. Therefore, the investment performance of the variable account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account maintained by Transamerica.

         The variable account currently has seventeen variable sub-accounts available under the contract, each of which invests solely in a specific corresponding portfolio. Changes to the variable sub-accounts may be made at the discretion of Transamerica. See "Addition, Deletion, or Substitution" page 22.

THE PORTFOLIOS

         Each of the variable  sub-accounts  offered under the contract  invests exclusively in one of the portfolios. Descriptions of each portfolio's investment objectives follow. The management fees listed below are fees specified in the applicable advisory contract (i.e., before any fee waivers).

The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. Alger
Management will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Adviser:  Fred Alger Management, Inc.  Management Fee:  0.625%.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc., seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

Adviser:  Alliance Capital Management L.P.  Management Fee:  0.625%.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc., seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

Adviser:  Alliance Capital Management L.P.  Management Fee:  1%.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

Adviser:  The Dreyfus Corporation.  Sub-Adviser:  Fayez Sarofim & Co. Management
Fee: 0.75%.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Adviser:  The Dreyfus Corporation.  Management Fee:  0.75%.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:   0.75%.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.40% of the first $500 million plus 0.35% of the next
$500 million plus 0.30% of the assets over $1 billion.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.50% of first $500 million plus 0.45% of next $500 million plus 0.40% of the assets over $1 billion.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc., seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

Adviser: Morgan Stanley Asset Management Inc. Management Fee: 0.80% of the first $500 million plus 0.75% of the next $500 million plus 0.70% of the assets over $1 billion.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of first $400 million plus 0.75% of next $400 million plus 0.70% of the assets over $800 million.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of the first $400 million plus 0.75% of the next $400 million plus 0.70% of assets over $800 million.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. The Growth Portfolio invests primarily in common stocks of growth companies that are considered by the manager to be premier companies. In the manager's view, characteristics of premier companies include one or more of the following: dominant market share; leading brand recognition; proprietary products or technology; low-cost production capability; and excellent management with shareholder orientation. The manager of the Portfolio believes in long-term investing and places great emphasis on the sustainability of the above competitive advantages. Unless market conditions indicate otherwise, the manager also tries to keep the Portfolio fully invested in equity-type securities and does not try to time stock market movements. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

Adviser:   Transamerica   Occidental   Life  Insurance   Company.   Sub-Adviser:
Transamerica Investment Services, Inc. Management Fee: 0.75%.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal. The portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with remaining maturities of 13 months or less, including: obligations issued or guaranteed by the U. S. and foreign governments and their agencies and instrumentalities; obligations of U. S. and foreign banks, or their foreign branches, and U. S. savings banks; short-term corporate obligations, including commercial paper, notes and bonds; other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

Adviser:   Transamerica   Occidental   Life  Insurance   Company.   Sub-Adviser:
Transamerica Investment Services, Inc.
Management Fee:  0.35%.

Meeting investment objectives depends on various factors, including, but not limited to, how well the portfolio managers anticipate changing economic and market conditions. THERE IS NO ASSURANCE THAT ANY OF THESE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES.

         An investment in the contract is not a deposit or obligation of, or guaranteed or endorsed, by any bank, nor is the contract federally insured by the Federal Deposit Insurance Corporation or any other government agency. Investing in the contract involves certain investment risks, including possible loss of principal.

         Since all of the portfolios are available to registered separate accounts offering variable annuity and variable life products of Transamerica as well as other insurance companies, there is a possibility that a material conflict may arise between the interests of the variable account and one or more other separate accounts investing in the portfolios. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the portfolios. See the portfolios' prospectuses for greater details.

         Additional information concerning the investment objectives and policies of all of the portfolios, the investment advisory services and administrative services and charges can be found in the current prospectuses for the portfolios which accompany this prospectus. The portfolios' prospectuses should be read carefully before any decision is made concerning the allocation of purchase payments to, or transfers among, the variable sub-accounts.

         Transamerica may receive payments from some or all of the portfolios or their advisers, in varying amounts, that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

Addition, Deletion, or Substitution

         Transamerica does not control the portfolios and cannot guarantee that any of the variable sub-accounts offered under this contract or any of the portfolios will always be available for allocation of purchase payments or transfers. Transamerica retains the right to make changes in the variable account and in its investments.

         Transamerica reserves the right to eliminate the shares of any portfolio held by a variable sub-account and to substitute shares of another portfolio or of another investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the variable account. To the extent required by the 1940 Act, a substitution of shares attributable to the owner's interest in a variable sub-account will not be made without prior notice to the owner and the prior approval of the Commission. Nothing contained herein shall prevent the variable account from purchasing other securities for other series or classes of variable annuity contracts, or from effecting an exchange between series or classes of variable contracts on the basis of requests made by owners.

         New variable sub-accounts for the contracts may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions so warrant. Any new variable sub-accounts will be made available to existing owners on a basis to be determined by Transamerica. Each additional variable sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. Transamerica may also eliminate one or more variable sub-accounts if, in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any variable sub-account is eliminated, Transamerica will notify owners and request a re-allocation of the amounts invested in the eliminated variable sub-account.

         In the event of any substitution or change, Transamerica may make such changes in the contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the variable account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

THE CONTRACT

         The contract is a flexible purchase payment deferred variable annuity contract. Other variable annuity contracts are available from Transamerica. The rights and benefits under this contract are described below and in the individual contract or in the certificate and group contract; however, Transamerica reserves the right to make any modification to conform the individual contract and the group contract and certificates thereunder to, or give the owner the benefit of, any federal or state statute or rule or regulation. The obligations under the contract are obligations of Transamerica. The contracts are available on a non-qualified basis and on a qualified basis. Contracts available on a qualified basis are as follows: (1) rollover individual retirement annuities (IRAs) under Code Sections 408(a) and 408(b) with or without additional purchase payments; (2) conversion and rollover Roth IRAs under Code Section 408A with or without additional purchase payments; (3) simplified employee pension plans (SEP/IRAs) that qualify for special federal income tax treatment under Code Section 408(k); (4) rollover Code Section 403(b) annuities (Rev. Rul. 90-24 transfers)with no additional purchase payments; and
(5) transfers into qualified pension and profit sharing plans intended to qualify under Code Section 401 with no additional purchase payments. Generally, qualified contracts contain certain restrictive provisions limiting the timing and amount of purchase payments to, and distributions from, the qualified contract. For further discussion concerning qualified contracts, see "Federal Tax Matters" page .

Ownership

         The owner is entitled to the rights granted by the contract. If the owner dies, the rights of the owner belong to the joint owner, if any, and then to the owner's beneficiary. If there are joint owners, the one designated as the primary owner will receive all mail and any tax reporting information.
         For non-qualified contracts, the owner is entitled to designate the annuitant(s) and, if the owner is an individual, the owner can change the annuitant(s) at any time before the annuity date. Any such change will be subject to our then current underwriting requirements. Transamerica reserves the right to reject any change of annuitant(s) which has been made without our prior written consent. The annuitant cannot be changed while the GMIB Rider is elected, and the owner and annuitant must be the same person to elect the GMIB Rider.

         If the owner is not an individual, the annuitant(s) may not be changed once the contract is issued. Different rules apply to qualified contracts. See "Federal Tax Matters," page 38.

         For each contract, a different account will be established and values, benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each contract, unless otherwise noted.

PURCHASE PAYMENTS

Purchase Payments

         All  purchase   payments  must  be  paid  to  the  Service  Center.   A
confirmation will be issued to the owner upon the acceptance of each purchase payment.

         The initial purchase payment must be at least $25,000.

         The contract will be issued and the initial purchase payment generally will be credited within two business days after the receipt of both sufficient information to issue a contract and the initial purchase payment at the Service Center. Acceptance is subject to sufficient information being provided in a form acceptable to Transamerica, and Transamerica reserves the right to reject any request for issuance of a contract or purchase payment. Contracts normally will not be issued with respect to owners, joint owners, or annuitants more than 90 years old, although Transamerica in its discretion may waive this restriction in appropriate cases. Transamerica further reserves the right to not accept purchase payments after the owners' (or annuitants' if non-individual owner) 91st birthday.


         If the initial purchase payment allocated to the variable sub-account(s) cannot be credited within two days of receipt of the purchase payment and information requesting issuance of a contract because the information is incomplete, false or inconsistent, then Transamerica will contact the owner, explain the reason for the delay and will refund the initial purchase payment within five business days, unless the owner consents to Transamerica retaining the initial purchase payment and crediting it as soon as the requirements are fulfilled.


         Additional purchase payments may be made at any time prior to the annuity date. Additional purchase payments must be at least $1,000 or at least $100 if made pursuant to an automatic purchase payment plan under which the additional purchase payments are automatically deducted from a bank account and allocated to the contract. In addition, minimum allocation amounts apply (see "Allocation of Purchase Payments" below). Additional purchase payments are credited to the contract as of the date the payment is received.

         Total purchase payments for any contract may not exceed $1,000,000 without prior approval of Transamerica.

         In no event may the sum of all purchase payments for a contract during any taxable year exceed the limits imposed by any applicable federal or state law, rules, or regulations.

Allocation of Purchase Payments

         You specify how purchase payments will be allocated under the contract. You may allocate purchase payments between and among one or more of the variable sub-accounts and the general account options as long as the portions are whole number percentages and any allocation percentage for a variable sub-account is at least 10%. In addition, there is a minimum allocation of $100 to any variable sub-account, and $1,000 to each multi-year guarantee period. Transamerica may waive this minimum allocation amount under certain options and circumstances.

         Each purchase payment will be subject to the allocation percentages in effect at the time of receipt of such purchase payment. The allocation percentages for additional purchase payments may be changed by the owner at any time by submitting a request for such change, in a form and manner acceptable to Transamerica, to the Service Center. Any changes to the allocation percentages are subject to the limitation(s) above. Any change will take effect with the first purchase payment received with or after receipt by the Service Center of the request for such change and will continue in effect until subsequently changed.

         In certain jurisdictions and under certain conditions where by law Transamerica is required to return upon the exercise of the free look option, either (1) the purchase payment or (2) the greater of the purchase payment or account value, any initial allocation to the variable account may be held in the money market variable sub-account during the applicable free look period plus 5 days for delivery. Any such allocations to the money market variable sub-account will automatically be transferred at the end of the free-look period plus 5 days according to the owner's requested allocation. Such transfer will not count against the 18 allowed transfers without charge during the first contract year.

Investment Option Limits

         Currently, the owner may not allocate amounts to more than eighteen investment options over the life of the contract. Investment options include variable sub-accounts and general account options. Each variable sub-account and each duration of guarantee period under the multi-year guarantee period options that ever received a transfer or purchase payment allocation count as one towards this total of eighteen limit.
Transamerica may waive this limit in the future.

         For example, if the owner makes an allocation to the money market variable sub-account and later transfers all amounts out of this money market variable sub-account, it would still count as one for the purposes of the limitation even if it held no value. If the owner transfers from a variable sub-account to another variable sub-account and later back to the first, the count towards the limitation would be two, not three. If the owner selects a guarantee period and renews for the same term, the count will be one; but if the owner renews to a guarantee period with a different term, the count will be two.

ACCOUNT VALUE

         Before the annuity date, the account value is equal to: (a) the general account options accumulated value plus (b) the variable accumulated value.

         The variable accumulated value is determined at the end of each valuation day. To determine the variable accumulated value on a day that is not a valuation day, the value as of the end of the next valuation day will be used. The variable accumulated value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected portfolios as well as the deductions for charges and fees. A valuation period is the period between successive valuation days. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each valuation day and ends at the close of the New York Stock Exchange on the next succeeding valuation day. A valuation day is each day that the New York Stock Exchange is open for regular business.

         Purchase payments allocated to a variable sub-account are credited to the variable accumulated value in the form of variable accumulation units. The number of variable accumulation units credited for each variable sub-account is determined by dividing the purchase payment allocated to the variable sub-account by the variable accumulation unit value for that variable sub-account. In the case of the initial purchase payment, variable accumulation units for that payment will be credited to the variable accumulated value within two valuation days of the later of: (a) the date sufficient information, in an acceptable manner and form, is received at our Service Center; or (b) the date our Service Center receives the initial purchase payment. In the case of any additional purchase payment, variable accumulation units for that payment will be credited at the end of the valuation period during which Transamerica receives the payment.

         The value of a variable accumulation unit for each variable sub-account is established at the end of each valuation period and is calculated by multiplying the value of that unit at the end of the prior valuation period by the variable sub-account's net investment factor for the valuation period. The value of a variable accumulation unit may go up or down. The value of a variable accumulation unit is affected by the investment performance, expenses and deduction of certain charges of the portfolio in which that variable sub-account invests.

         The  net   investment   factor  is  used  to  determine  the  value  of
accumulation and annuity unit values for the end of a valuation period. The applicable formula can be found in the Statement of Additional Information.

         Transfers involving variable sub-accounts will result in the crediting and/or cancellation of variable accumulation units having a total value equal to the dollar amount being transferred to or from a particular variable sub-account. The crediting and cancellation of such units is made using the variable accumulation unit value of the applicable variable sub-account as of the end of the valuation day in which the transfer is effective.

TRANSFERS

Before the Annuity Date

         Before the annuity date, you may transfer all or any portion of the account value among the variable sub-accounts and the multi-year guarantee period options. See "The General Account Options" in Appendix A.

         Transfers among the variable sub-accounts and the general account options may be made by submitting a request, in a form and manner acceptable to Transamerica, to the Service Center. The transfer request must specify: (1) the variable sub-account(s) and/or the general account option(s) from which the transfer is to be made; (2) the amount of the transfer; and (3) the variable sub-account(s) and/or general account option(s) to receive the transferred amount. The minimum amount which may be transferred from the variable sub-accounts and the general account options is $1,000. Transfers among the variable sub-accounts are also subject to such terms and conditions as may be imposed by the portfolios.

         When a transfer is made from a multi-year guarantee period before the end of its term, the amount transferred may be subject to an interest adjustment. See "The General Account Options" in Appendix A. A transfer from a multi-year guarantee period made within 30 days before the last day of its term will not be subject to any interest adjustment.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 18 made during the same contract year. Transamerica reserves the right to waive the transfer fee or vary the number of transfers without charge or not count transfers under certain options or services for purposes of the allowed number without charge. A transfer generally will be effective on the date the request for transfer is received by the Service Center.

         If a transfer reduces the value in a variable sub-account or multi-year guarantee period to less than $1,000, then Transamerica reserves the right to transfer the remaining amount along with the amount requested to be transferred in accordance with the transfer instructions provided by the owner. Under current law, there will not be any tax liability for transfers within the contract.

Other Restrictions

         Transamerica reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. Transamerica has determined that the movement of significant variable sub-account values from one variable sub-account to another may prevent the underlying portfolio from taking advantage of investment opportunities because the portfolio must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in portfolio transaction costs which must be indirectly borne by owners. Therefore, Transamerica reserves the right to require that all transfer requests be made by the owner and not by a third party holding a power of attorney and to require that each transfer request be made by a separate communication to Transamerica. Transamerica also reserves the right to require that each transfer request be submitted in writing and be manually signed by the owner(s); telephone or facsimile transfer requests may not be allowed.

Telephone Transfers

         Transamerica will allow telephone transfers if the owner has provided proper authorization for such transfers in a form and manner acceptable to Transamerica. Transamerica reserves the right to suspend telephone transfer privileges at any time, for some or all contracts, for any reason. Withdrawals are not permitted by telephone.

         Transamerica will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. In the opinion of certain government regulators, Transamerica may be liable for such losses if it does not follow those procedures. The procedures Transamerica will follow for telephone transfers may include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

Dollar Cost Averaging

         Prior to the annuity date, the owner may request that amounts be automatically transferred on a monthly basis from a "source account," currently the money market sub-account, to any of the variable sub-accounts by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Other source accounts may be available; call the Service Center for availability. Only one source account can be elected at a time.

         The transfers will begin when the owner requests, but no sooner than one week following, receipt of such request, provided that dollar cost averaging transfers will not commence until the later of (a) 30 days after the contract effective date, or (b) the estimated end of the free look period (allowing 5 days for delivery). Transfers will continue for the number of consecutive months selected by the owner unless (1) terminated by the owner, (2) automatically terminated by Transamerica because there are insufficient amounts in the source account, or (3) for other reasons as described in the election form. The owner may request that monthly transfers be continued for a term then available by giving notice to the Service Center in a form and manner acceptable to Transamerica within 30 days prior to the last monthly transfer. If no request to continue the monthly transfers is made by the owner, this option will terminate automatically with the last transfer at the end of the term.

         In order to be eligible for dollar cost averaging, the following conditions must be met: (1) the value of the source account must be at least $5,000; (2) the minimum amount that can be transferred out of the source account is $250 per month; and (3) the minimum amount transferred into any other variable sub-account is the greater of $250 or 10% of the amount being transferred. These limits may be changed for new elections of this service. Dollar cost averaging transfers can not be made from a source account from which systematic withdrawals or automatic payouts are also being made. Dollar cost averaging may not be elected at the same time automatic asset rebalancing is in effect.

         There is currently no charge for the dollar cost averaging option and transfers due to dollar cost averaging currently will not count toward the number of transfers allowed without charge per contract year.
Transamerica may charge in the future for dollar cost averaging.

         Dollar cost averaging transfers may not be made to or from any multi-year guarantee period option .
Automatic Asset Rebalancing

         After purchase payments have been allocated among the variable sub-accounts, the performance of each variable sub-account may cause proportions of the values in the variable sub-accounts to vary from the allocation percentages. The owner may instruct Transamerica to automatically rebalance the amounts in the variable account by reallocating amounts among the variable sub-accounts, at the time, and in the percentages, specified in the owner instructions to Transamerica and accepted by Transamerica. The owner may elect to have the rebalancing done on an annual, semi-annual or quarterly basis. The owner may elect to have amounts allocated among the variable sub-accounts using whole percentages, with a minimum of 10% allocated to each variable sub-account.

         The owner may elect to establish, change or terminate the automatic asset rebalancing by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Automatic asset rebalancing currently will not count towards the number of transfers without charge in a contract year. Transamerica reserves the right to discontinue the automatic asset rebalancing service at any time for any reason. There is currently no charge for the automatic asset rebalancing service. Transamerica may in the future charge for this service and may count the transfers toward those allowed without charge.

         Automatic asset rebalancing may not be elected at the same time that dollar cost averaging is in effect.

After the Annuity Date

         If a variable payment option is elected, the owner may make transfers among variable sub-accounts after the annuity date by giving a written request to the Service Center, subject to the following provisions: (1) transfers after the annuity date may be made no more than four times during any contract year; and (2) the minimum amount transferred from one variable sub-account to another is the amount supporting a current $75 monthly payment.

         Transfers among variable sub-accounts after the annuity date will be processed based on the formula outlined in the appendix in the Statement of Additional Information.

CASH WITHDRAWALS

         The owner of a non-qualified contract may withdraw all or part of the cash surrender value at any time prior to the annuity date by giving a written request to the Service Center. For qualified contracts, reference should be made to the terms of the particular retirement plan or arrangement for any additional limitations or restrictions, including prohibitions, on cash withdrawals. See "Federal Tax Matters," page 38. The cash surrender value is equal to the account value, less any account fee, interest adjustment, and premium tax charges. A full surrender will result in a cash withdrawal payment equal to the cash surrender value at the end of the valuation period during which the election is received along with all completed forms then required by Transamerica. No surrenders or withdrawals may be made after the annuity date. Partial withdrawals must be at least $1,000.

         In the case of a partial withdrawal, you may direct the Service Center to withdraw amounts from specific variable sub-account(s) and/or from the general account options. If the owner does not specify, the withdrawal will be taken pro rata from account value.

         A partial withdrawal request cannot be made if it would reduce the account value to less than $15,000. In that case, the owner will be notified.

         Withdrawal (including surrender) requests generally will be processed as of the end of the valuation period during which the request, including all completed forms, is received. Payment of any cash withdrawal, settlement option payment or lump sum death benefit due from the variable account and processing of any transfers will occur within seven days from the date the election is received, except that Transamerica may postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Commission, or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners. The withdrawal request will be effective when all required withdrawal request forms are received. Payments of any amounts derived from a purchase payment paid by check may be delayed until the check has cleared the owner's bank.

         When a withdrawal is made from a multi-year guarantee period before the end of its term, the amount withdrawn may be subject to an interest adjustment. See "The General Account Options" in Appendix A.

         Transamerica may delay payment of any withdrawal from the general account options for up to six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment.

         SINCE THE OWNER ASSUMES THE INVESTMENT RISK FOR ALL AMOUNTS IN THE VARIABLE ACCOUNT AND BECAUSE CERTAIN WITHDRAWALS ARE SUBJECT TO OTHER CHARGES, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

         An owner may elect, under the systematic withdrawal option or automatic payout option (but not both), to withdraw certain amounts on a periodic basis from the variable sub-accounts prior to the annuity date.

         The tax consequences of a withdrawal or surrender are discussed later in this prospectus. See "Federal Tax Matters" page 38.

Systematic Withdrawal Option

         Prior to the annuity date, you may elect to have withdrawals automatically made from one or more variable sub-account(s) on a monthly basis. Other distribution modes may be permitted. The withdrawals will not begin until the later of (a) 30 days after the contract effective date or (b) the end of the free look period. Withdrawals will be from the variable sub-account(s) and in the percentage allocations that you specify. If no specifications are made, withdrawals will be pro rata based on value from all variable sub-account(s) and general account options with value and any applicable interest adjustment will apply to withdrawals from the multi-year guarantee periods. Systematic withdrawals cannot be made from a variable sub-account from which dollar cost averaging transfers are being made and cannot be elected concurrently with the automatic payout option. The systematic withdrawal option is currently not available with respect to the general account options.

         To be eligible for the systematic withdrawal option, the account value must be at least $25,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Currently, the owner can elect any amount over $100 to be withdrawn systematically. The owner may also make partial withdrawals while receiving systematic withdrawals.
         The withdrawals will continue indefinitely unless terminated. If this option is terminated it may not be elected again until the end of the next 12 full months.

         Transamerica reserves the right to impose an annual fee of up to $25 for processing payments under this option. This fee, which is currently waived, will be deducted in equal installments from each systematic withdrawal during a contract year.

Systematic withdrawals may be taxable and, prior to age 59 1/2, subject to a 10% federal tax penalty. See "Federal Tax Matters," page 38.

Automatic Payout Option ("APO")

         Prior to the annuity date, for qualified contracts, the owner may elect the automatic payout option (APO) to satisfy minimum distribution requirements under Sections 401(a)(9), 403(b), and 408(b)(3) of the Code. See "Federal Tax Matters" page 38. For IRAs and SEP/IRAs this may be elected no earlier than six months prior to the calendar year in which the owner attains age 701?2, but payments may not begin earlier than January of such calendar year. For other qualified contracts, APO can be elected no earlier than six months prior to the later of when the owner (a) attains age 70 1/2; and (b) retires from employment. Additionally, APO withdrawals may not begin before the later of (a) 30 days after the contract effective date or (b) the end of the free look period. APO may be elected in any calendar month, but no later than the month of the owner's 84th birthday.

         Withdrawals will be from the variable sub-account(s) and in the percentage allocations you specify. If no specifications are made, withdrawals will be pro rata based on account value. Withdrawals can not be made from a variable sub-account from which dollar cost averaging transfers are being made. The APO is not currently available with respect to the general account options. The calculation of the APO amount will reflect the total account value although the withdrawals are only from the variable sub-accounts. This calculation and APO are based solely on value in this contract.

         To be eligible for this option,  the following  conditions must be met:
(1) the account value must be at least $25,000 at the time of election; (2) the annual withdrawal amount is the larger of the required minimum distribution under Code Sections 401(a)(9) or 408(b)(3) or $500. These conditions may change. Currently, withdrawals under this option are only paid annually.

         The withdrawals will continue indefinitely unless terminated. If there are insufficient amounts in the variable account to make a withdrawal, this option generally will terminate. Once terminated, APO may not be elected again.

DEATH BENEFIT

         If an owner dies before the annuity date, a death benefit equal to the account value is payable.

         If the Guaranteed Minimum Death Benefit Rider is elected and if death occurs before the annuity date and prior to any owner's or joint owner's 85th birthday, the death benefit will be equal to the greatest of (a) the account value, or (b) the sum of all purchase payments less withdrawals taken, adjusted as described below, and the applicable premium tax charges, or (c) the highest account value in any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made less withdrawals taken, adjusted as described below, and applicable premium tax charges since that contract anniversary. If the Guaranteed Minimum Death Benefit Rider is elected and if the owner or joint owner dies before the annuity date and after either the deceased owner's or joint owner's 85th birthday the death benefit will be equal to the greater of (a) the account value or (b) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday plus purchase payments made less withdrawals taken, adjusted as described below, and any applicable premium tax charges since that anniversary.

         Upon any withdrawal, the amount of the Guaranteed Minimum Death Benefit will be reduced. The amount of that reduction will depend upon whether the account value is more or less than the Guaranteed Minimum Death Benefit on the date of withdrawal. If the account value is equal to or more than the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will be reduced by the dollar amount of any withdrawals. If the account value is less than the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will be reduced proportionately to the reduction in the Account Value. For example, if the withdrawal reduces the account value by 20%, then the Guaranteed Minimum Death Benefit will also be reduced by 20%.

         For purposes of calculating the death benefit, the account value is determined as of the date the benefit is paid.

         If the owner is not a natural person, the annuitant(s) will be treated as the owner(s) for purposes of the death benefit. For example, if the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this certificate, such person(s) must be named annuitant(s) and will be treated as the owner(s) so the death benefit will be determined based on the age of the annuitant(s).

         An ownership change will be subject to our then current underwriting rules and may decrease the death benefit. However, such reduction will never decrease the death benefit below the account value.

Payment of Death Benefit

         The death benefit is generally payable upon receipt of proof of death of the owner. Upon receipt of this proof and an election of a method of settlement, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment.

         The death benefit will be determined as of the end of the valuation period during which our Service Center receives both proof of death of the owner or joint owner and the written notice of the settlement option elected by the person to whom the death benefit is payable. If no settlement method is elected, the death benefit will be a lump sum distributed within five years after the owner's death. No interest adjustment will apply.
         Until the death benefit is paid, the account value allocated to the variable account remains in the variable account, and fluctuates with investment performance of the applicable portfolio(s). Accordingly, the amount of the death benefit depends on the account value at the time the death benefit is paid, not at the time of death.

Designation of Beneficiaries

         The owner may select one or more beneficiaries by designating the person(s) to receive the amounts payable under this contract if: the owner dies before the annuity date and there is no joint owner, or the owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time. The interest of any beneficiary who dies before the owner will terminate at time of death of such beneficiary.

         A beneficiary may be named or changed at any time in a form and manner acceptable to us. Any change made to an irrevocable beneficiary must also include the written consent of the beneficiary, except as otherwise required by law.

         If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this contract unless the owner gives us other instructions at the time the beneficiaries are named.

Transamerica may rely on any affidavit by any responsible person in determining the identity or non-existence of any beneficiary not identified by name

Death of Owner or Joint Owner Before the Annuity Date

         If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit will be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72 (s)(6). For example, the contract will remain in force with the annuitant's surviving spouse as the new annuitant if:

         o        This contract is owned by a trust; and

         o The beneficiary is either the annuitant's surviving spouse or a trust holding the contract solely for the benefit of such spouse.

         The manner in which we will pay the death benefit depends on the status of the person(s) involved in the contract. The death benefit will be payable to the first person from the applicable list below:

If the owner is the annuitant:

         o        The joint owner, if any,

         o        The beneficiary, if any.

If the owner is not the annuitant:

         o        The joint owner, if any,

         o        The beneficiary, if any,

         o        The annuitant,

         o        The joint annuitant; if any.

If the death benefit is payable to the owner's surviving spouse (or to a trust for the sole benefit of such surviving spouse),

         We will continue this contract with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

If the death benefit is payable to someone other that the owner's surviving spouse,

         We will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above,

         The person(s) to whom the death benefit is payable may elect to receive it:

         o        In a lump sum; or

         o As settlement option payments, provided the person making the election is an individual. Such payments must begin within one year after the owner's death and must be in equal amounts over a period of time not extending beyond the individual's life or life expectancy.

         Election of either option must be made no later than 60 days prior to the one-year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the person to whom the death benefit is payable dies before the entire death benefit is paid,

         We will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse),

         We will pay the death benefit in a lump sum within one year after the owner's death.

If the Annuitant Dies Before the Annuity Date

         If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date

         If an owner or the annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option then in effect on the date of death.

         Upon the owner's death after the annuity date, any remaining ownership rights granted under this contract will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision

         The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such beneficiary, unless the owner had given us written notice of some other arrangement.

CHARGES, FEES  AND DEDUCTIONS

         No deductions are currently made from purchase payments (although we reserve the right to charge for any applicable premium tax charges). Therefore, the full amount of the purchase payments are invested in one or more of the variable sub-accounts and/or the general account options.


Administrative Charges

         Account Fee

         At the end of each contract year before the annuity date, Transamerica deducts an annual account fee as partial compensation for expenses relating to the issue and maintenance of the contract and the variable account. The annual account fee is $30. The account fee may be increased upon 30 days advance written notice, but in no event may it exceed $60 per contract year. If the contract is surrendered, the account fee, unless waived, will be deducted from a full surrender. The account fee will be deducted on a pro rata basis (based on values) from the account value including both the variable sub-accounts and the general account options. No interest adjustment will be assessed on any deduction for the account fee taken from the multi-year guarantee period option. The account fee for a contract year will be waived if the account value exceeds $50,000 on the last business day of that contract year or as of the date the contract is surrendered. We reserve the right to waive the account fee in connection with certain services or options.
         Annuity Fee

         After the annuity date, an annual annuity fee of $30 to help cover processing costs will be deducted in equal amounts from each variable payment made during the year ($2.50 each month if monthly payments). This fee will not be changed but may be waived. No annuity fee will be deducted from fixed payments.

         Administrative Expense Charge

         Transamerica also makes a daily deduction (the administrative expense charge) from the variable account (both before and after the contract date) at an effective current annual rate of 0.15% of assets held in each variable sub-account to reimburse Transamerica for administrative expenses. Transamerica has the ability in most states to increase or decrease this charge, but the charge is guaranteed not to exceed 0.35%. Transamerica will provide 30 days written notice of any change in fees. The administrative charges do not bear any relationship to the actual administrative costs of a particular contract. The administrative expense charge is reflected in the variable accumulation or variable annuity unit values for each variable sub-account.

Mortality and Expense Risk Charge

         Transamerica deducts a charge for bearing certain mortality and expense risks under the contracts. This is a daily charge at an effective annual rate of 1.25% of the assets in the variable account. Transamerica guarantees that this charge of 1.25% will never increase. The mortality and expense risk charge is reflected in the variable accumulation and variable annuity unit values for each variable sub-account.

         Variable accumulated values and variable settlement option payments are not affected by changes in actual mortality experience incurred by Transamerica. The mortality risks assumed by Transamerica arise from its contractual obligations to make settlement option payments determined in accordance with the settlement option tables and other provisions contained in the contract and to pay death benefits prior to the annuity date.

         The expense risk assumed by Transamerica is the risk that Transamerica's actual expenses in administering the contracts and the variable account will exceed the amount recovered through the administrative expense charge, account fees, transfer fees and any fees imposed for certain options and services.

         If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on Transamerica. Conversely, if this charge is more than sufficient, any excess will be profit to Transamerica. Currently, Transamerica expects a profit from this charge.

         The cost of contract distribution, will be met from Transamerica's general corporate assets which may include amounts, if any, derived from the mortality and expense risk charge.

Guaranteed Minimum Death Benefit Rider


         If the owner elects the Guaranteed Minimum Death Benefit (GMDB) Rider, a fee will be deducted at the end of each contract month while the rider continues in force in the amount of 1/12 of 0.20% of the account value at that time. The fee is deducted from each variable sub-account pro rata based on the value in each variable sub-account through the cancellation of variable accumulation units. If there is insufficient variable accumulated value, the fee will be deducted pro rata from the values in the general account options (any interest adjustment will apply, although Transamerica reserves the right to waive the interest adjustment).


Guaranteed Minimum Income Benefit Rider


         The Guaranteed Minimum Income Benefit Rider can be elected only concurrently with the GMDB Rider. The total fee deducted at the end of each month for these Riders is 1/12 of 0.40% of the account value at that time. The fee is deducted from each variable sub-account pro rata based on the value in each variable sub-account through the cancellation of variable accumulation units. If there is insufficient variable accumulated value, the fee will be deducted pro rata from the values in the general account options (any interest adjustment will apply, although Transamerica reserves the right to waive the interest adjustment).


Premium Tax Charges

         Currently   there  is  no  charge  for   premium   taxes   except  upon
annuitization. However, Transamerica may be required to pay premium or retaliatory taxes currently ranging from 0% to 5%. Transamerica reserves the right to deduct a charge for these premium taxes from premium payments, from amounts withdrawn, or from amounts applied on the annuity date. In some states and jurisdictions, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same purchase payment, depending upon applicable law.

Transfer Fee

         Transamerica currently imposes a fee for each transfer in excess of the first 18 in a single contract year. Transamerica will deduct the charge from the amount transferred. This fee is $10 and will be used to help cover Transamerica's costs of processing transfers. Transamerica reserves the right to waive this fee or to not count transfers under certain options and services as part of the number of allowed annual transfers without charge.

Option and Service Fees

         Transamerica reserves the right to impose reasonable fees for administrative expenses associated with processing certain options and services. These fees would be deducted from each use of the option or service during a contract year.

Taxes

         No charges are currently made for taxes. However, Transamerica reserves the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that Transamerica determines to be attributable to the contracts.

Portfolio Expenses

         The value of the assets in the variable account reflects the value of portfolio shares and therefore the fees and expenses paid by each portfolio. A complete description of the fees, expenses, and deductions from the portfolios are found in the portfolios' prospectuses. See "The Portfolios" page 18.

Interest Adjustment

For a description of the interest adjustment applicable to early withdrawals and transfers from a multi-year guaranteed period option, see "The General Account Options " in Appendix A.

Sales in Special Situations

         Transamerica may sell the contracts in special situations that are expected to involve reduced expenses for Transamerica. These instances may include: 1) sales in certain group arrangements, such as employee savings plans;
2) sales to current or former officers, directors and employees (and their families) of Transamerica and its affiliates; 3) sales to officers, directors, and employees (and their families) of the portfolios' investment advisers and their affiliates; and 4) sales to officers, directors, employees and sales agents (registered representatives) (and their families) of broker-dealers and other financial institutions that have sales agreements with Transamerica to sell the contracts. In these situations, 1) the mortality and expense risk charge or administration charges may be reduced or waived; and/or 2) certain amounts may be credited to the contract account value (for examples, amounts related to commissions or sales compensation otherwise payable to a broker-dealer may be credited to the contract account value. These reductions in fees or charges or credits to account value will not unfairly discriminate against any contract owner. These reductions in fees or charges or credits to account value are generally taxable and treated as purchase payments for purposes of income tax and any possible premium tax charge.

DISTRIBUTION OF THE CONTRACT

         Transamerica Securities Sales Corporation ("TSSC") is the principal underwriter of the contracts under a Distribution Agreement with Transamerica. TSSC may also serve as an underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and affiliates of Transamerica. TSSC is an indirect wholly-owned subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 1150 South Olive Street, Los Angeles, California 90015. TSSC may enter into sales agreements with broker/dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products.

         Under the Sales Agreements, TSSC will pay broker-dealers compensation based on a percentage of each purchase payment plus compensation annually based on a percentage of account value. Both percentages may be up to 1.00% and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commissions may be paid.

SETTLEMENT OPTION  PAYMENTS

Annuity Date

         The annuity date is the date that the annuitization phase of the contract begins. On the annuity date, we will apply the annuity amount (defined below) to provide payments under the settlement option selected by the owner. The annuity date is selected by the owner and may be changed from time to time by the owner by giving notice, in a form and manner acceptable to Transamerica, to the Service Center, provided that notice of each change is received by the Service Center at least thirty (30) days prior to the then-current annuity date. The annuity date cannot be earlier than the first contract anniversary except for certain qualified contracts. The latest annuity date which may be elected is the later of (a) the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitants' 85th birthday, or (b) the first day of the month coinciding with or next following the tenth contract anniversary. The latest allowed annuity date may vary in certain jurisdictions.

         The annuity date must be the first day of a calendar month. The first settlement option payment will be on the first day of the month immediately following the annuity date. Certain qualified contracts may have restrictions as to the annuity date and the types of settlement options available. See "Federal Tax Matters," page 38.

Annuity Amount
         The annuity amount is the account value on the annuity date, less any interest adjustment and less any applicable premium tax charges.

Guaranteed Minimum Income Benefit

         The owner may elect the Guaranteed Minimum Income Benefit (GMIB) Rider only if the Guaranteed Minimum Death Benefit Rider is also elected. If cancelled, the GMIB Rider cannot be reinstated. The GMIB Rider can only be elected before contract effective date and only if the oldest owner is not yet 80 years old. If the Rider is elected, the Guaranteed Minimum Income Benefit prior to the contract anniversary on which the owner's or joint owner's age is 85, will be the settlement option which can be purchased at the rates described below with the amount which is the greatest of (a) the account value, (b) the sum of all purchase payments less withdrawal taken, adjusted as described below, and the applicable premium tax charges, or (c) the highest account value on any contract anniversary plus purchase payments made less withdrawals taken, adjusted as described below, and any applicable premium tax charges since that contract anniversary. Between the contract anniversary on which the owner's or joint owner's age is 85 and the contract anniversary on which the owner's or joint owner's age is 90 the Guaranteed Minimum Income Benefit is the settlement option which can be purchased with the amount calculated prior to the owner's age 85 plus purchase payments made and minus withdrawals taken, adjusted as described below. After the contract anniversary on which the owner's or joint owner's age is 90, the Guaranteed Minimum Income Benefit is the settlement option which can be purchased with the annuity amount described in the preceding paragraph. The settlement option which can be purchased with the Guaranteed Minimum Income Benefit is a life and 10 year period certain annuity. If the life expectancy of the oldest owner is less than 10 years as specified by life expectancy table used by the Internal Revenue Service, then the settlement option will be a life and period certain annuity in which the period certain is the life expectancy of the oldest owner. The actuarial basis for the annuity rates under this option is the 1983 IAM Table, project scale G, with an interest rate of 3% per year for males, females or unisex, as appropriate.

         Upon any withdrawal, the Guaranteed Minimum Income Benefit amount will be reduced. The amount of that reduction will depend upon whether the account value is more or less than the Guaranteed Minimum Income Benefit amount on the date of withdrawal. If the account value is equal to or more than the Guaranteed Minimum Income Benefit amount, the Guaranteed Minimum Income Benefit amount will be reduced by the amount of the withdrawal. If the account value is less than the Guaranteed Minimum Income Benefit amount, the Guaranteed Minimum Income Benefit amount will be reduced proportionately to the reduction in the account value. For example if the withdrawal reduces the account value by 20%, then the Guaranteed Minimum Income Benefit will also be reduced by 20%.

         Owners who have elected the Guaranteed Minimum Income Benefit may exercise a settlement option under the Rider only during the 30 days following each contract anniversary beginning with the seventh contract anniversary and only between the oldest owner's 60th to 90th birthdays.

Settlement Option Payments

         If the amount of the monthly payment from the settlement option selected by the owner would result in a monthly settlement option payment of less than $150, or if the annuity amount is less than $5,000, Transamerica reserves the right to offer a less frequent mode of payment or pay the cash surrender value in a cash payment. Monthly settlement option payments from the variable payment option will further be subject to a minimum monthly payment of $75 from each variable sub-account from which such payments are made.

         The owner may choose from the settlement options below. Transamerica may consent to other plans of payment before the annuity date. For settlement options involving life contingencies, the actual age and/or sex of the annuitant, or a joint annuitant will affect the amount of each payment. Sex-distinct rates generally are not allowed under certain qualified contracts. Transamerica reserves the right to ask for satisfactory proof of the annuitant's (or joint annuitant's) age. Transamerica may delay settlement option payments until satisfactory proof is received. Since payments to older annuitants are expected to be fewer in number, the amount of each annuity payment shall be greater for older annuitants than for younger annuitants.

         The owner may choose from the two payment options described below. The annuity date and settlement options available for qualified contracts may also be controlled by endorsements, the plan or applicable law.

Election of Settlement Option Forms and Payment Options

         Before the annuity date, and while the annuitant is living, the owner may, by written request, change the settlement option or payment option. The request for change must be received by the Service Center at least 30 days prior to the annuity date.

         In the event that a settlement option form and payment option is not selected at least 30 days before the annuity date, Transamerica will make settlement option payments in accordance with the 120 month period certain and life settlement option and the applicable provisions of the contract.

For elections of settlement option when GMIB Rider is in effects, see "Guaranteed Minimum Income Benefit" above at page____. Payment Options

Owners may elect a fixed or a variable payment option, or a combination of both (in 25% increments of the annuity amount).

         Unless specified otherwise, the annuity amount in the variable account will be used to provide a variable payment option and the amount in the general account options will be used to provide a fixed payment option. In this event, the initial allocation of variable annuity units for the variable sub-accounts will be in proportion to the account value in the variable sub-accounts on the annuity date.

Fixed Payment Option

         A fixed payment option provides for payments which will remain constant pursuant to the terms of the settlement option elected. If a fixed payment option is selected, the portion of the annuity amount used to provide that payment option will be transferred to the general account assets of Transamerica, and the amount of payments will be established by the fixed settlement option selected and the age and sex (if sex-distinct rates are allowed by law) of the annuitant(s) and will not reflect investment experience after the annuity date. The fixed payment amounts are determined by applying the fixed settlement option purchase rate specified in the contract to the portion of the annuity amount applied to the payment option. Payments may vary after the death of an annuitant under some options; the amounts of variances are fixed on the annuity date.

Variable Payment Option

         A variable  payment  option  provides for payments  that vary in dollar
amount,   based  on  the  investment   performance  of  the  selected   variable
sub-account(s). The variable settlement option purchase rate tables in the contract reflect an assumed annual interest rate of 4%, so if the actual net investment performance of the variable sub-account(s) is less than 4%, then the dollar amount of the actual payments will decrease. If the actual net investment performance of the variable sub-account(s) is higher than 4%, then the dollar amount of the actual payments will increase. If the net investment performance exactly equals the 4% rate, then the dollar amount of the actual payments will remain constant. Transamerica may offer other assumed annual interest rates.

         Variable payments will be based on the variable sub-accounts selected by the owner, and on the allocations among the variable sub-accounts.
         For further details as to the determination of variable payments, see the Statement of Additional Information.

Settlement Option Forms

         The owner may choose any of the settlement option forms described below. Subject to approval by Transamerica, the owner may select any other settlement option form then being offered by Transamerica.

         (1) Life Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments end with the payment due just before the annuitant's death. There is no death benefit. It is possible that no payment will be made if the annuitant dies after the annuity date but before the first payment is due; only one payment will be made if the annuitant dies before the second payment is due, and so forth.

         (2) Life and Contingent Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will continue for as long as the annuitant lives. After the annuitant dies, payments will be made to the contingent annuitant, for as long as the contingent annuitant lives. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. Payments will end with the payment due just before the death of the contingent annuitant. There is no death benefit after both die. If the contingent annuitant does not survive the annuitant, payments will end with the payment due just before the death of the annuitant. It is possible that no payments or very few payments will be made, if the annuitant and contingent annuitant die shortly after the annuity date.

         The written request for this form must: (a) name the contingent annuitant; and (b) state the percentage of payments to be made after the annuitant dies. Once payments start under this settlement option form, the person named as contingent annuitant for purposes of being the measuring life, may not be changed. Transamerica will require proof of age for the annuitant and for the contingent annuitant before payments start.

(3) Life Annuity With Period Certain. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will be made for the longer of: (a) the annuitant's life; or (b) the period certain. The period certain may be 120 or 180 or 240 months.

         If the annuitant dies after all payments have been made for the period certain, payments will cease with the payment due just before the annuitant's death. No benefit will then be payable to the beneficiary.

         If the annuitant dies during the period certain, the rest of the period certain payments will be made to the beneficiary, unless the owner provides otherwise.

The written request for this form must: (a) state the length of the period certain; and (b) name the beneficiary.

         (4) Joint and Survivor Annuity. Payments will be made starting on the first day of the month immediately following the annuity date, if and for as long as the annuitant and joint annuitant are living. After the annuitant or joint annuitant dies, payments will continue for so long as the survivor lives. Payments end with the payment due just before the death of the survivor. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. It is possible that no payments or very few payments will be made under this form if the annuitant and joint annuitant both die shortly after the annuity date.

         The written request for this form must: (a) name the joint annuitant; and (b) state the percentage of continued payments to be made after the first death. Once payments start under this settlement option form, the person named as joint annuitant, for the purpose of being the measuring life, may not be changed. Transamerica will need proof of age for the annuitant and joint annuitant before payments start.

         (5) Other Forms of Payment. Benefits can be provided under other settlement options not described in this section subject to Transamerica's agreement and any applicable state or federal law or regulation. Requests for any other settlement option must be made in writing to the Service Center at least 30 days before the annuity date.

         After the annuity date, (a) no changes can be made in the settlement option and payment option; (b) no additional purchase payment will be accepted under the contract; and (c) no further withdrawals will be allowed.

         The owner of a non-qualified contract may, at any time after the annuity date by written notice to us at the Service Center, change the payee of benefits being provided under the contract. The effective date of change in payee will be the latter of: (a) the date we receive the written request for such change; or (b) the date specified by the owner. The owner of a qualified contract may not change payees, except as permitted by the plan, arrangement or federal law.

FEDERAL TAX MATTERS

Introduction

         The following discussion is a general description of federal tax considerations relating to the contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a
distribution   under  the  contract.   Any  person  concerned  about  these  tax
implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon Transamerica's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

         The contract may be purchased on a non-tax qualified basis ("non-qualified contract") or purchased and used in connection with plans or arrangements qualifying for special tax treatment ("qualified contract"). Qualified contracts are designed for use in connection with plans or arrangements entitled to special income tax treatment under Sections 401, 403(b), 408 and 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a contract, on settlement option payments, and on the economic benefit to the owner, the annuitant, or the beneficiary may depend on the type of retirement plan or arrangement for which the contract is purchased, on the tax and employment status of the individual concerned, and on Transamerica's tax status. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax qualified retirement plan or arrangement and receiving distributions from a qualified contract in order to continue receiving favorable tax treatment. Therefore, purchasers of qualified contracts should seek competent legal and tax advice regarding the suitability of the contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the contract. The following discussion is based on the assumption that the contract qualifies as an annuity for federal income tax purposes and that all purchase payments made to qualified contracts are in compliance with all requirements under the Code and the specific retirement plan or arrangement.

Purchase Payments

         At the time the initial purchase payment is paid, a prospective purchaser must specify whether he or she is purchasing a non-qualified contract or a qualified contract. If the initial purchase payment is derived from an exchange, transfer, conversion or surrender of another annuity contract, Transamerica may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. Transamerica will require that persons purchase separate contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate contract would require the minimum initial purchase payment previously described. Additional purchase payments under a contract must qualify for the same federal income tax treatment as the initial purchase payment under the contract. Transamerica will not accept an additional purchase payment under a contract if the federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

Taxation of Annuities

         In General

         Section 72 of the Code governs taxation of annuities in general. Transamerica believes that an owner who is a natural person generally is not taxed on increases in the value of a contract until distribution occurs by withdrawing all or part of the account value (e.g., withdrawals or settlement option payments). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified contract, any portion of an interest in the plan) generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

         The owner of any contract who is not a natural person generally must include in income any increase in the excess of the account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a competent tax adviser.

         The following discussion generally applies to a contract owned by a natural person.

         Withdrawals


         With respect to non-qualified contracts, partial withdrawals (including withdrawals under the systematic withdrawal option) are generally treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the "investment in the contract" at that time. The "investment in the contract" generally equals the amount of non-deductible purchase payments made.

         In the case of a withdrawal from qualified contracts (including withdrawals under the systematic withdrawal option or the automatic payout option), a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan or arrangement. The "investment in the contract" generally equals the amount of non-deductible purchase payments made by or on behalf of any individual. For certain qualified contracts, the "investment in the contract" can be zero. Special tax rules applicable to certain distributions from qualified contracts are discussed below, under "Qualified Contracts."

         If a partial withdrawal from a multi-year guarantee period is subject to an interest adjustment, the account value immediately before the withdrawal will not be altered to take into account the interest adjustment. As a result, for purposes of determining the taxable portion of a partial withdrawal, the account value will be treated as including the amount deducted from the multi-year guarantee period due to the interest adjustment.

         Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

         Settlement Option Payments

         Although the tax consequences may vary depending on the settlement option elected under the contract, in general a ratable portion of each payment that represents the amount by which the account value exceeds the "investment in the contract" will be taxed based on the ratio of the "investment in the contract" to the total benefit payable; after the "investment in the contract" is recovered, the full amount of any additional settlement option payments is taxable.

         For variable payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract."

         For fixed payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the payments for the term selected; however, the remainder of each settlement option payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional settlement option payments is taxable. If settlement option payments cease as a result of an annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

         Withholding

         The Code requires Transamerica to withhold federal income tax from withdrawals. However, except for certain qualified contracts, an owner will be entitled to elect, in writing, not to have tax withholding apply. Withholding applies to the portion of the distribution which is includible in income and subject to federal income tax. Withholding applies only if the taxable amount of the distribution is at least $200. Some states also require withholding for state income taxes.

         The withholding rate varies according to the type of distribution and the Owner's tax status. "Eligible rollover distributions" from Section 401(a) plans and Section 403(b) tax sheltered annuities are subject to mandatory federal income tax withholding at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except for certain distributions or settlement option payments made in a specified form. The 20% mandatory withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or to an IRA.

         The federal income tax withholding rate for a distribution that is not an "eligible rollover distribution" is 10% of the taxable amount of the distribution.

         Penalty Tax

         There may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the owner attains age 59 1/2; (2) made as a result of death or disability of the owner; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the life(ves) or life expectancy(ies) of the owner and a "designated beneficiary." Other exceptions to the tax penalty may apply to certain distributions from a qualified contract.

         Taxation of Death Benefit Proceeds

         Amounts may be distributed from the contract because of the death of an owner. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a settlement option, they are taxed in the same manner as settlement option payments, as described above. For these purposes, the investment in the contract is not affected by the owner's death. That is, the investment in the contract remains the amount of any purchase payments paid which are not excluded from gross income.

         Transfers, Assignments, or Exchanges of the Contract

         For non-qualified contracts, a transfer of ownership of a contract, the designation of an annuitant, payee, or other beneficiary who is not also the owner, or the exchange of a contract may result in certain tax consequences to the owner that are not discussed herein. An owner contemplating any such designation, transfer, assignment, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction. Qualified contracts may not be assigned or transferred, except as permitted by the Code or the Employee Retirement Income Security Act of 1974 (ERISA).

         Multiple Contracts

         All deferred non-qualified contracts that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Qualified Contracts

         In General

         The qualified contracts are designed for use with several types of retirement plans and arrangements. The tax rules applicable to participants and beneficiaries in retirement plans or arrangements vary according to the type of plan and the terms and conditions of the plan. Special tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

         We make no attempt to provide more than general information about use of the contracts with the various types of retirement plans. Owners and participants under retirement plans, as well as annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract (including any endorsements) issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the contracts. Owners are responsible for determining that contributions and other transactions with respect to the contracts satisfy applicable law. Purchasers of contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

         For qualified plans under Section 401(a), 403(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reach age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

         Qualified Pension and Profit Sharing Plans

         Section 401(a) of the Code permits employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the contract in order to provide retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this contract is assigned or transferred to any individual as a means to provide benefits payments. Purchasers of a contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the contract to their specific needs. The contract can be used to fund transfers from Code Section 401(a) plans but is not designed to accept subsequent ongoing contributions.

        Individual Retirement Annuities, Simplified Employee Plans and Roth IRAs

         The sale of a contract for use with any IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the contract for use with IRAs.

         The contract is also designed to fund IRA rollovers and is designed to accept subsequent annual contributions. An IRA is a contract to which purchase payments are subject to limitations imposed by the Code. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as an "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA.

         Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of $2,000 or 100% of the Owner's compensation (including earned income as defined in Code Section 401(c)(2)) and may be deductible in whole or in part depending on the individual's adjusted gross income and whether or not the individual is considered an active participant in a qualified plan. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

         Eligible employers that meet specified criteria under Code Section 408(k) could establish simplified employee pension plans (SEP/IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs, and may be deductible to the employer. SEP/IRAs are subject to certain Code requirements regarding participation and amounts of contributions.

The contract may also be used to fund Roth IRA conversions and transfers and is designed to accept subsequent annual contributions. A Roth IRA is a contract to which purchase payments are subject to limitations imposed by the Code. Section 408A of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA on a non-deductible basis. In addition, distributions from a non-Roth IRA may be converted to a Roth IRA. A non-Roth IRA is an individual retirement account or annuity described in section 408(a) or 408(b), other than a Roth IRA. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA. Purchasers should seek competent advice as to the suitability of the contract for use with Roth IRAs.

         Tax Sheltered Annuities

         Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to Social Security and Medicare (FICA) taxes.

         Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

         Pre-1989 contributions and earnings through December 31, 1989 are not subject to the restrictions described above. However, funds transferred to a qualified contract from a Section 403(b)(7) custodial account will be subject to the restrictions.

The contract may be used to fund rollovers or transfers from Code Section 403(a) and 403(b) but is not designed to accept subsequent ongoing contributions.

         Restrictions under Qualified Contracts

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under qualified contracts or under the terms of the plans in respect of which qualified contracts are issued. A qualified contract will be amended as necessary to conform to the requirements of the Code.

Taxation of Transamerica

         Transamerica is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the variable account is not an entity separate from Transamerica, and its operations form a part of Transamerica, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the contracts. Under existing federal income tax law, Transamerica believes that the variable account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts.

         Accordingly, Transamerica does not anticipate that it will incur any federal income tax liability attributable to the variable account and, therefore, Transamerica does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Transamerica being taxed on income or gains attributable to the variable account, then Transamerica may impose a charge against the variable account (with respect to some or all contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contract

         Diversification Requirements

           Section   817(h)  of  the  Code   requires   that  with   respect  to
non-qualified contracts, the investments of the portfolios be "adequately diversified" in accordance with Treasury regulations in order for the contracts to qualify as annuity contracts under federal tax law. The variable account, through the portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the portfolios' assets may be invested.

         In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor (i.e., the owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

         The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner has additional flexibility in allocating premium payments and account values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the variable account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the variable account.

         Required Distributions

         In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The owner's "designated beneficiary" refers to a natural person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the owner's "designated beneficiary" is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

         The non-qualified contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. All provisions in the contract will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will provide you with a copy of any changes made to the contract.

Possible Changes in Taxation

         Legislation has been proposed in 1998 that, if enacted, would adversely modify the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable contracts. A second proposal would reduce the "investment in the contract" under cash value life insurance and certain annuity contracts by certain amounts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of there being any changes is uncertain, there is always the possibility that the tax treatment of the Contracts could be changed by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Other Tax Consequences

         As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect Transamerica's understanding of current law and the law may change. Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the contract depend on the individual circumstances of each owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

PERFORMANCE DATA

         From time to time, Transamerica may advertise yields and average annual total returns for the variable sub-accounts. In addition, Transamerica may advertise the effective yield of the money market variable sub-account. These figures will be based on historical information and are not intended to indicate future performance.

         The yield of the money market variable sub-account refers to the annualized income generated by an investment in that variable sub-account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that variable sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

         The yield of a variable sub-account (other than the money market variable sub-account) refers to the annualized income generated by an investment in the variable sub-account over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

         The yield calculations do not reflect the effect of any premium taxes or rider fees that may be applicable to a particular contract. To the extent that premium taxes or rider fees are applicable to a particular contract, the yield of that contract will be reduced. For additional information regarding yields and total returns, please refer to the Statement of Additional Information.

         The average annual total return of a variable sub-account refers to return quotations assuming an investment has been held in the variable sub-account for various periods of time including, but not limited to, a period measured from the date the variable sub-account commenced operations. When a variable sub-account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding deduction of any premium taxes or rider fees) as of the last day of each of the periods for which total return quotations are provided.

         Performance information for any variable sub-account reflects only the performance of a hypothetical contract under which account value is allocated to a variable sub-account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the portfolios in which the variable sub-account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

         Reports and promotional literature may also contain other information including (1) the ranking of any variable sub-account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., Morningstar, VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard and Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax deferred compounding on variable sub-account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

         In its advertisements and sales literature, Transamerica may discuss, and may illustrate by graphs, charts, or otherwise, the implications of longer life expectancy for retirement planning, the tax and other consequences of long-term investment in the contract, the effects of the contract's lifetime payout options, and the operation of certain special investment features of the contract -- such as the dollar cost averaging option. Transamerica may explain and depict in charts, or other graphics, the effects of certain investment strategies, such as allocating purchase payments between the general account options and a variable sub-account. Transamerica may also discuss the Social Security system and its projected payout levels and retirement plans generally, using graphs, charts and other illustrations.

         Transamerica may from time to time also disclose average annual total return in non-standard formats and cumulative (non-annualized) total return for the variable sub-accounts. Transamerica may from time to time also disclose yield, and total returns for any or all variable sub-accounts.

         All non-standard performance data will only be disclosed if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

         Transamerica may also advertise performance figures for the variable sub-accounts based on the performance of a portfolio prior to the time the variable account commenced operations.

PREPARING FOR YEAR 2000

         As a result of computer systems that may recognize a date of 12/31/00 as the year 1900 rather than the year 2000, disruptions of business activities may occur with the year 2000. In response, Transamerica established in 1997 a "Y2K" committee to address this issue. With regard to the systems and software which administer and affect the contracts, Transamerica has determined that is own internal systems will be Year 2000 compliant. Additionally, Transamerica requires any third party vendor which supplies software or administrative services to Transamerica in connection with the administration of the contracts, to certify that the software or services will be Year 2000 compliant. In determining the variable accumulation unit values for each variable sub-account, Transamerica is reliant upon information received from the portfolios and is confirming that Year 2000 issues will not interfere with this flow of information. As of the date of this prospectus, it is not anticipated that contract owners will experience negative affects on their investment, or on the services received in connection with their contracts, as a result of Year 2000 issues. However, especially when taking into account interaction with other systems, it is difficult to predict with precision that there will be no disruption of service connection with the year 2000.

LEGAL PROCEEDINGS

         There is no pending, material legal proceeding affecting the variable account. Transamerica is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to Transamerica's assets or to the variable account.

LEGAL MATTERS

         Advice   regarding   certain  legal  matters   concerning  the  federal
securities laws applicable to the issue and sale of the contract has been provided by Sutherland, Asbill & Brennan LLP. The organization of Transamerica, its authority to issue the contract and the validity of the form of the contract have been passed upon by James W. Dederer, General Counsel and Secretary of Transamerica.

ACCOUNTANTS

         The consolidated financial statements of Transamerica for each of the three years in the period ended December 31, 1997, have been audited by Ernst & Young LLP, Independent Auditors, 515 South Flower Street, Los Angeles, California 90071, as set forth in their report appearing in the Statement of Additional Information, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. There are no audited financial statements for the variable account since it had not commenced operations in 1997.

VOTING RIGHTS

         To the extent required by applicable law, all portfolio shares held in the variable account will be voted by Transamerica at regular and special shareholder meetings of the respective portfolio in accordance with instructions received from persons having voting interests in the corresponding variable sub-account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if Transamerica determines that it is allowed to vote all portfolio shares in its own right, Transamerica may elect to do so.

         The person with the voting interest is the owner. The number of votes which are available to an owner will be calculated separately for each variable sub-account. Before the annuity date, that number will be determined by applying his or her percentage interest, if any, in a particular variable sub-account to the total number of votes attributable to that variable sub-account. The owner holds a voting interest in each variable sub-account to which the account value is allocated. After the annuity date, the number of votes decreases as settlement option payments are made and as the reserves for the contract decrease.

         The number of votes of a portfolio will be determined as of the date coinciding with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the portfolios. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective portfolios.

         Shares as to which no timely instructions are received and shares held by Transamerica as to which owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all contracts participating in the variable sub-account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis.

         Each  person  or  entity  having  a  voting   interest  in  a  variable
sub-account will receive proxy material, reports and other material relating to the appropriate portfolio.

         It should be noted that generally the portfolios are not required, and do not intend, to hold annual or other regular meetings of shareholders.

AVAILABLE INFORMATION

         Transamerica  has filed a  registration  statement  (the  "Registration
Statement") with the Securities and Exchange Commission under the 1933 Act relating to the contract offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Transamerica and the contract. Statements contained in this prospectus, as to the content of the contract and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.

STATEMENT OF ADDITIONAL INFORMATION

         A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the Table of Contents for that Statement:

TABLE OF CONTENTS

THE CONTRACT ............................................................

NET INVESTMENT FACTOR....................................................

SETTLEMENT OPTION PAYMENTS...............................................
         Variable Annuity Units and Payments.............................
         Variable Annuity Unit Value.....................................
         Transfers After the Annuity Date ...............................

GENERAL PROVISIONS ......................................................
         IRS Required Distributions......................................
         Non-Participating...............................................
         Misstatement of Age or Sex .....................................
         Proof of Existence and Age .....................................
         Annuity Data....................................................
         Assignment......................................................
         Annual Report...................................................
         Incontestability................................................
         Entire Contract.................................................
         Changes in the Contract.........................................
         Protection of Benefits..........................................
         Delay of Payments...............................................
         Notices and Directions..........................................

CALCULATION OF YIELDS AND TOTAL RETURNS..................................
         Money Market Sub-Account Yield Calculation......................
         Other Sub-Account Yield Calculations............................
         Standard Total Return Calculations..............................
         Adjusted Historical Portfolio Performance Data..................
         Other Performance Data..........................................

HISTORIC PERFORMANCE DATA................................................
         General Limitations.............................................
         Adjusted Historical Sub-Account Performance Data................

DISTRIBUTION OF THE CONTRACT.............................................

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS...................................

STATE REGULATION.........................................................

RECORDS AND REPORTS......................................................

FINANCIAL STATEMENTS.....................................................

APPENDIX - Accumulation Transfer Formula.................................

Appendix A

THE GENERAL ACCOUNT OPTIONS

 .........This prospectus is generally intended to serve as a disclosure document only for the contract and the variable account. For complete details regarding the general account options, see the contract itself.

 .........The account value allocated to the general account options becomes part of the general account of Transamerica, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act, and Transamerica has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the general account options.

 .........The  general  account  options  are  part  of the  general  account  of
Transamerica. The general account of Transamerica consists of all the general assets of Transamerica, other than those in the variable account, or in any other separate account. Transamerica has sole discretion to invest the assets of its general account subject to applicable law.

 .........The allocation or transfer of funds to the general account options does not entitle the owner to share in the investment experience of Transamerica's general account.


                     THE MULTI-YEAR GUARANTEE PERIOD OPTIONS

         The multi-year guarantee period options provide guaranteed fixed rates of interest compounded annually for specific guarantee periods. Amounts allocated to the multi-year guarantee period options will be credited with interest of no less than 3% per year. Amounts withdrawn from a guarantee period prior to the end of its guarantee period will be subject to an interest adjustment, as explained below.

         Each guarantee period offers a specified duration with a corresponding guaranteed interest rate. Currently Transamerica is offering three, five and seven year guarantee periods but these may change at any time.

The owner bears the risk that, after the initial guarantee period, Transamerica will not credit interest in excess of 3% per year to amounts allocated to the multi-year guarantee period options.

         Each amount allocated or transferred to the multi-year guarantee period options will establish a new guarantee period of a duration selected by the owner from among those then being offered by Transamerica. Every guarantee period offered by Transamerica will have a duration of at least one year. The minimum amount that may be allocated or transferred to a multi-year guarantee period is $1,000. Purchase payments allocated to a multi-year guarantee period will be credited on the date the payment is received at the Service Center. Any amount transferred from another multi-year guarantee period or from a variable sub-account to a guarantee period will establish a new guarantee period as of the effective date of the transfer.

Multi-Year Guarantee Period

         Each multi-year guarantee period will have its own guaranteed interest rate and expiration date. The guaranteed interest rate applicable to a guarantee period will depend on the date the guarantee period is established, the duration chosen by the owner and the class of that guarantee period . A guarantee period chosen may not extend beyond the annuity date.

         Transamerica reserves the right to limit the maximum number of multi-year guarantee periods that may be in effect at any one time.

         Transamerica will establish effective annual rates of interest for each multi-year guarantee period. The effective annual rate of interest established by Transamerica for a multi-year guarantee period will remain in effect for the duration of the guarantee period.

         Interest will be credited to a multi-year guarantee period based on its daily balance at a daily rate which is equivalent to the guaranteed interest rate applicable to that guarantee period for amounts held during the entire guarantee period. Amounts withdrawn or transferred from a guarantee period prior to its expiration date will be subject to an interest adjustment as described below. In no event will the effective annual rate of interest applicable to a guarantee period be less than 3% per year.

Interest Adjustment

         If any amount is withdrawn or transferred from a guarantee period prior to its expiration date (excluding withdrawals for the purpose of paying the death benefit), the amounts withdrawn or transferred will be subject to an interest adjustment. The interest adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The interest adjustment is computed by multiplying the amount withdrawn or transferred by the following factor:

                   [(1 + I) divided by (1 + J + 0.005)]N/12 -1
         where:

         I        is the guaranteed interest rate in effect;

         J is the current interest rate available for a period equal to the number of years remaining in the guarantee period at the time of withdrawal or transfer (fractional years are rounded up to the next full year); and

         N is the number of full months remaining in the term at the time the withdrawal or transfer request is processed.

         In general the interest adjustment will operate to decrease the value upon withdrawal or transfer when the guaranteed interest rate in effect for that allocation is lower than the current interest rate (as of the date of the transaction) that would apply for a guarantee period equal to the number of full years remaining in the guarantee period as of that date. (For purposes of determining the interest adjustment, if the company does not offer a guarantee period of that duration, the applicable current interest rate will be determined by linear interpolation between current interest rates for two periods that are available). If the current interest rate thus determined plus 1/2 of one percent is greater than the guaranteed interest rate, the interest adjustment will be negative and amount withdrawn or transferred will be decreased. However, the value will never be decreased below the initial allocation plus daily interest at 3% interest per year. There are no positive interest adjustments.

Expiration of a multi-year guarantee period

         At least 45 days, but not more than 60 days, prior to the expiration date of a guarantee period, Transamerica will notify the owner as to the options available when a guarantee period expires. The owner may elect one of the following:

         (a)      transfer  the amount  held in that  guarantee  period to a new
                  guarantee   period   from  among   those   being   offered  by
                  Transamerica at such time.

         (b) transfer the amount held in that guaranteed period to one or more variable sub-accounts or to another general account option then available.

         Transamerica must receive the owner's notice electing one of these at the Service Center by the expiration date of the guarantee period. If such election has not been received by Transamerica at the Service Center, the amount held in that guarantee period will remain in the guaranteed period account and a new guarantee period of the same duration as the expiring guarantee period, if offered, will automatically be established by Transamerica with a new guaranteed interest rate declared by Transamerica for that guarantee period. The new guarantee period will start on the day following the expiration date of the previous guarantee period.

         If Transamerica is not currently offering guarantee period having the same duration as the expiring guarantee period, the new guarantee period will be the next longer duration, or if Transamerica is not offering a guarantee period longer than the duration of the expiring guarantee period, the next shorter duration. However, no guarantee period can extend beyond the annuity date.

         If the amount held in an expiring guarantee period is less than $1,000, Transamerica reserves the right to transfer such amount to the money market variable sub-account.

Appendix B

Example of Variable Accumulation Unit Value Calculations
         Suppose the net asset value per share of a Portfolio at the end of the current Valuation Period is $20.15; at the end of the immediately preceding Valuation Period it was $20.10; the Valuation Period is one day; and no dividends or distributions caused the Portfolio to go "ex-dividend" during the current Valuation Period. $20.15 divided by $20.10 is 1.002488. Subtracting the one day risk factor for Mortality and Expense Risk Charge and the Administrative Expense Charge of .003814% (the daily equivalent of the current charge of 1.40% on an annual basis) gives a Net Investment Factor of 1.002449. If the value of the Variable Accumulation Unit for the immediately preceding Valuation Period had  been  15.500000,  the  value  for the  current  Valuation  Period  would be
15.537966 (15.5 x 1.002449). Example of Variable Annuity Unit Value Calculations Suppose the circumstances of the first example exist, and the value of a Variable Annuity Unit for the immediately  preceding Valuation Period had been
13.500000. If the first Variable Annuity Payment is determined by using an annuity payment based on an assumed interest rate of 4% per year, the value of the Variable Annuity Unit for the current Valuation Period would be 13.531613 (13.5 x 1.002449 (the Net Investment Factor) x 0.999893). 0.999893 is the
factor, for a one day Valuation Period, that neutralizes the assumed rate of four percent (4%) per year used to establish the Variable Annuity Rates found in the Contract. Example of Variable Annuity Payment Calculations
         Suppose that the Account is currently credited with 3,200.000000 Variable Accumulation Units of a particular Sub-Account.
         Also suppose that the Variable Accumulation Unit Value and the Variable Annuity Unit Value for the particular Sub-Account for the Valuation Period which ends immediately preceding the first day of the month is 15.500000 and 13.500000 respectively, and that the Variable Annuity Rate for the age and option elected is $5.73 per $1,000. Then the first Variable Annuity Payment would be:

3.200 x 15.5 x 5.73 divided by 1,000 = $284.21, and the number of Variable Annuity Units credited for future payments would be: 284.21 divided by 13.5 = 21.052444.

         For the second monthly payment, suppose that the Variable Annuity Unit Value on the 10th day of the second month is 13.565712. Then the second Variable Annuity Payment would be $285.59 (21.052444 x 13.565712).

Appendix C

                 Transamerica Life Insurance and Annuity Company

                              DISCLOSURE STATEMENT
                       for Individual Retirement Annuities

         The following information is being provided to you, the Owner, in accordance with the requirements of the Internal Revenue Service (IRS). This Disclosure Statement contains information about opening and maintaining an Individual Retirement Annuity ("IRA") and summarizes some of the financial and tax consequences of establishing an IRA. Part I of this Disclosure Statement discusses Traditional IRAs, while Part II addresses Roth IRAs. Because the tax consequences of the two categories of IRAs differ significantly, it is important that you review the correct part of this Disclosure Statement to learn about your particular IRA. This Disclosure Statement is intended to be read together with, and be a part of, the prospectus and the terms used here will have the same meaning as in the prospectus, unless otherwise stated.

         We have filed the Transamerica Life Insurance and Annuity Company's Individual Retirement Annuity ("Transamerica Life IRA") Contract with the IRS for approval. Please note that IRS approval applies only to the form of the contract and does not represent a determination of the merits of such IRA contract.

         It may be necessary for us to amend your Transamerica Life IRA Contract in order for us to obtain or maintain IRS approval. In addition, laws and regulations adopted in the future may require changes to your contract in order to preserve its status as an IRA. We will send you a copy of any such amendment.

         No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Internal Revenue Code Section 408(p). No funds attributable to contributions made by an employer to your SIMPLE IRA under the employer's SIMPLE plan may be transferred or rolled over to your Transamerica Life IRA prior to the expiration of the two (2) year period beginning on the date you first participated in the employer's SIMPLE plan. In addition, depending on the annuity contract you purchased, contributory IRAs may or may not be available. Please refer to your prospectus.

         This Disclosure Statement includes the non-technical explanation of some of the changes made by the Tax Reform Act of 1986 applicable to IRAs and more recent changes made by the Small Business Job Protection Act of 1996 (SBA-96), the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Tax Relief Act of 1997 (TRA-97). The information provided applies to contributions made and distributions received after December 31, 1986, and reflects the relevant provisions of the Code as in effect on January 1, 1998. This Disclosure Statement is not intended to constitute tax advice, and you should consult a tax professional if you have questions about your own circumstances.

         Definitions

Contributions - Purchase Payments or Premiums as applicable to your Contract.

Contract - Certificate or contract as applicable.

Compensation - For purposes of determining allowable contributions, the term "Compensation" includes all earned-income, including net earnings from self-employment and alimony or separate maintenance payments received and includable in your gross income, but does not include deferred compensation or any amount received as a pension or annuity.

         Revocation of Your IRA or Roth IRA

         You have the right to revoke your IRA or Roth IRA during the seven calendar day period following its establishment. The establishment of your IRA or Roth IRA will be the contract effective date for your contract. This seven day calendar period may or may not coincide with the free look period of your contract. In order to revoke your IRA or Roth IRA, you must notify us in writing and you must mail or deliver your revocation to us postage prepaid, at: P.O. Box 31848, Charlotte, NC 28231-1848. The date of the postmark (or the date of certification or registration if sent by certified or registered mail) will be considered your revocation date. If you revoke your IRA or Roth IRA during the seven day period, an amount equal to your purchase payment (without any adjustments for items such as administrative expenses, fees, or fluctuation in market value) will be returned to you.

         The rules that apply to a Traditional Individual Retirement Annuity (which is referred to in this Disclosure Statement simply as an "IRA" or as a "Traditional IRA") generally also apply to IRAs under Simplified Employee Pension plans (SEP/IRAs), unless specific rules for SEP/IRAs are stated.

IRA PART I:  TRADITIONAL IRAs

1.       Contributions

         (a) Regular IRA. You may make contributions to a regular IRA in any amount up to the combined tax deductible and non-tax deductible contribution limit described in Part I Section 2 of this Disclosure Statement. Such contributions are also subject to the minimum amount under the contract. Such contributions shall be in cash. Your contribution to a regular IRA for a tax year must be made by the due date (not including extensions) for your federal tax return for that tax year.

         (b) Spousal IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual IRA and may make contributions to those IRAs in accordance with the rules and limits for tax deductible and non-tax deductible contributions contained in Section 219(c) of the Code, which are summarized in Part I, Section 2 of this Disclosure Statement. Such contributions shall be in cash. Your contribution to a Spousal IRA for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year.

         (c) Rollover IRA. Rollover contributions are unlimited in dollar amount. These consist of eligible distributions received by you from another IRA or tax-qualified retirement plan. If you elect to make a direct rollover from another IRA, your distribution will be directly deposited into your rollover IRA. However, you may only rollover the amounts from one IRA into another IRA once in any 365-day period. A direct rollover distribution is not taxable until you withdraw the amounts from your rollover IRA, and no income tax will be withheld from the direct rollover distribution. If a distribution is paid to you and you want to roll over all or part of the distributed amount to this IRA, the rollover must be accomplished within 60 days of the date you receive the amount to be rolled over. Generally, any distribution from a tax-qualified retirement plan, such as a pension plan, 401(k) plan, profit sharing or Keogh plan, can be rolled over unless it is a "minimum required distribution" (see below). A direct transfer from a tax-qualified retirement plan to an IRA is considered a rollover. However, distributions of "after-tax" plan contributions (i.e. amounts which are not subject to federal income tax when distributed from a tax-qualified retirement plan) cannot be rolled over to an IRA. In addition, you may not roll over any payment that is a minimum required distribution (as discussed in Part I, Section 4(a)), or that is part of a series of payments that are to be made to you from a tax-qualified retirement plan or IRA that is to be paid to your over your life, life expectancy, or for a period of at least 10 years.

         Strict limitations apply to rollovers, and you should seek competent tax advice in order to comply with all the rules governing rollovers.

         (d) Transfers. You may make an initial or subsequent contribution to your Transamerica IRA hereunder by directing a Trustee of an existing individual retirement account or IRA to transfer an amount in cash to this IRA.

         (e) Simplified Employee Pension Plan (SEP/IRA). If an IRA is established that meets the requirements of a SEP/IRA, your employer may contribute an amount not to exceed the lesser of 15% of your includable compensation ($160,000 for 1998, adjusted for inflation thereafter) or $30,000. The amount of such contribution is not includable in your income as wages for federal income tax purposes. Within that overall limit you may elect to defer up to $10,000 of your compensation in 1998 (as adjusted for inflation in accordance with the Code) if your employer's SEP/IRA plan permits and if the compensation deferral feature was in effect prior to January 1, 1997. The amount of such elective deferral is excludable from your income as wages for federal income tax purposes.

         Your employer is not required to make a SEP/IRA contribution in any year nor make the same percentage contribution each year. But, if contributions are made, they must be made to the SEP/IRA for all eligible employees and must not discriminate in favor of highly compensated employees. If the rules are not met, any SEP/IRA contributions by the employer will be treated as taxable to the employees and could result in adverse tax consequences to the participating employee. For further details, see your employer.

         (f) Responsibility of the Owner. Contributions, rollovers, or transfers to this IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to determine the tax deductibility of any contribution, and to make such contributions in accordance with the Code. Transamerica does not provide tax advice, and assumes no liability for the tax consequences of any contribution to this IRA.

         2.   Deductibility of Contributions

         (a) Eligibility. If neither you, nor your spouse, is an active participant (see (b) below) and you file a joint income tax return, for each taxable year you and your spouse may contribute up to $4,000 together (but no more than $2,000 to each IRA) if your combined compensation is at least equal to that amount. In this case you and your spouse may take a deduction for the entire amount contributed. If you are an active participant but have an adjusted gross income (AGI) below a certain level (see (c) below), you may make a deductible contribution as under current law. If, however, you or your spouse is an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA is phased out and eventually eliminated. Beginning in 1998, if you are not an active participant (even though your spouse is), you may take a full $2,000 deduction for contributions to an IRA. This deduction is subject to phase out at joint AGI levels between $150,000 and $160,000, and is eliminated for AGI levels above $160,000.

         (b) Active Participant. You are an "active participant" for a year if you participate in a retirement plan. For example, if you participate in a pension plan, profit sharing plan, a 401 plan, certain government plans, a tax-sheltered arrangement under Code Section 403, or a SEP/IRA plan, you are considered to be an active participant. Your Form W-2 for the year should indicate your participation status.

         (c) Adjusted Gross Income (AGI). If you are an active participant, you must look at your AGI for the year (or if you and your spouse file a joint tax return, you use your combined AGI) to determine whether you can make a deductible IRA contribution for that taxable year. The instructions for your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

         Your Threshold Level depends upon whether you are a married taxpayer filing a joint tax return, an unmarried taxpayer, or a married taxpayer filing a separate tax return. If you are a married taxpayer but file a separate tax return, the Threshold Level is $0. If you are a married taxpayer filing a joint tax return, or an unmarried taxpayer, your Threshold Level depends upon the taxable year, and can be determined using the appropriate table below:

Married Filing Jointly                  Unmarried
Taxable       Applicable                Taxable           Applicable
Year          Dollar Limitation         Year              Dollar Limitation
1997...........$40,000               1997................ $25,000
1998...........$50,000               1998................ $30,000
1999...........$51,000               1999................ $31,000
2000...........$52,000               2000................ $32,000
2001...........$53,000               2001.................$33,000
2002...........$54,000               2002.................$34,000
2003...........$60,000               2003.................$40,000
2004...........$65,000               2004.................$45,000
2005...........$70,000               2005 and
2006...........$75,000               thereafter...........$50,000
2007 and
thereafter.....$80,000

         If your AGI is less than $10,000 above your Threshold Level ($20,000 for married taxpayers filing jointly for the taxable year beginning on or after January 1, 2007) you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level is called your Excess AGI. The Maximum Allowable Deduction is $2,000 (and an additional $2,000 for a Spousal IRA).
You can calculate your Deduction Limit as follows:

         10,000 - Excess AGI  x  Maximum Allowable Deduction = Deduction Limit
         -------------------
                  10,000

         For taxable years beginning on or after January 1, 2007, married taxpayers filing jointly should substitute 20,000 for 10,000 in the numerator and denominator of the above equation.

         If you are married, but you and your spouse lived apart during the entire taxable year and file separate income tax returns, the deductibility of your IRA contribution is calculated as if you were not married.

         You must round up the result to the next highest $10 level (the next highest number which ends in zero). For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot in any event exceed 100% of your earned income.

         (d) Restrictions.No deduction is allowed for (i) contributions other than in cash; (ii) contributions (other than those by an employer to a SEP/IRA) made during the calendar year in which you attain age 70 1/2 or thereafter; or
(iii) for any amount you contribute which was a distribution from another retirement plan ("rollover" contribution). However, the limitations in paragraphs (a) and (c) of this section do not apply to rollover contributions.

              3.  Nondeductible Contributions to IRAs

         Even if you are above the Threshold Level and, thus, may not make a deductible contribution of $2,000 (and an additional $2,000 for a Spousal IRA), you may still contribute up to the lesser of 100% of compensation or $2,000 to an IRA (and an additional $2,000 for a Spousal IRA). The amount of your contribution which is not deductible will be a nondeductible contribution to the IRA. You may also choose to make a nondeductible contribution even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until taken out of your IRA and distributed to you.

         If you make a nondeductible contribution to an IRA you must report the amount of the nondeductible contribution to the IRS as a part of your tax return for the year.

         4.   Distributions

         (a) Required Minimum Distributions. Distribution of your IRA must be made or begin no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2 (the required beginning date). You may take required minimum distributions from any IRA you maintain as long as: (i) distributions begin when required; (ii) periodic payments are made at least once a year; and (iii) the amount to be distributed is not less than the minimum required under current federal law. If you own more than one IRA, you can choose whether to take your minimum distribution from one IRA or a combination of your IRAs. A distribution may be made at once in a lump sum, or it may be made in installments. Installment payments must be made in equal or substantially equal amounts over: (i) your life or the joint lives of you and your beneficiary; or
(ii) a period not exceeding your life expectancy (as redetermined annually under IRS tables in the income tax regulations), or the joint life expectancy of you and your beneficiary (as redetermined annually, if that beneficiary is your spouse). Also, special rules may apply if the age difference between you and your designated beneficiary (other than your spouse) is greater than ten year.

         If settlement option payments start prior to the April 1 following the year you turn age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below.

         If you die before the entire interest in your IRA is distributed to you, but after your required beginning date, the entire interest in the IRA must be distributed to your beneficiary at least as rapidly as your IRA was being distributed prior to your death. If you die before your required beginning date and if you have no designated beneficiary, distribution must be completed by December 31 of the calendar year that is five years after your death. If you die before your required beginning date and if you have a designated beneficiary, your designated beneficiary may elect to receive distributions in the form of settlement option payments made in substantially equal installments over the life of life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

         If the  beneficiary is your surviving  spouse,  and you die before your required beginning date your surviving spouse will become the new owner/annuitant and can continue this IRA on the same basis as before your death. If your surviving spouse does not wish to continue this contract as his or her IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal amounts over your spouse's life or a period not extending beyond his or her life expectancy. Your surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates: (i) December 31 of the year following the year you died; or (ii) December 31 of the year in which you would have reached the required beginning date if you had not died. Either you or, if applicable, your beneficiary, is responsible for assuring that the required minimum distribution is taken in a timely manner and that the correct amount is distributed.

         (b) Taxation of IRA Distributions.Because nondeductible IRA contributions are made using income which has already been taxed (that is, they are not deductible contributions), the portion of the IRA distributions consisting of nondeductible contributions will not be taxed again when received by you. If you make any nondeductible IRA contributions, each distribution from your IRAs will consist of a nontaxable portion (return of nondeductible contributions) and a taxable portion (return of deductible contributions, if any, and earnings).

         Thus, if you receive a distribution from your IRA and you previously made deductible and nondeductible contributions, you may not take an IRA distribution which is entirely tax-free. The following formula is used to determine the nontaxable portion of your distributions for a taxable year.

    Remaining Nondeductible contributions           Total distributions         Nontaxable distributions
    Year-end total IRA balances               X     (for the year)        =     (for the year)

         To figure the year-end total IRA balance, you must treat all of your IRAs as a single IRA. This includes all regular IRAs, as well as SEP/IRAs, and Rollover IRAs. You also add back the distributions taken during the year. Please refer to IRS Publication 590, Individual Retirement Arrangements, for instructions, including worksheets that can assist you in these calculations. Transamerica will report all distributions to the IRS as fully taxable income to you.

         Even if you withdrew all of the money in your IRA in a lump sum, you will not be entitled to use any form of income averaging to reduce the federal income tax on your distribution. Also, no portion of your distribution is taxable as a capital gain.

         (c) Withholding. Unless you elect not to have withholding apply, federal income tax will be withheld from your IRA distributions if you received distributions under a settlement option, tax will be withheld in the same manner as taxes withheld on wages, calculated as if you are married and claim three withholding allowances. If you are receiving any other type of distribution, tax will be withheld in the amount of 10% of the distribution. If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica that you are not a U.S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

         5.   Penalties

         (a) Excess Contributions. If at the end of any taxable year your IRA contributions (other than rollovers or transfers) exceed the maximum allowable (deductible and nondeductible) contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise (penalty) tax. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return for the year (including extensions) for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to an additional 10% tax on early distributions. Alternatively, excess contributions for one year maybe withdrawn in a later year or may be carried forward as IRA contributions in the following year to the extent that the excess, when aggregated with your IRA contribution (if any) for the subsequent year, does not exceed the maximum allowable (deductible and nondeductible) amount for that year. The 6% excise tax will be imposed on excess contributions in each year they are neither returned to you, or applied as contributions in subsequent years.

         Excess contributions that were withdrawn will not be taxable income to you if you did not take a deduction for the excess amount.

         (b) Early Distributions. Since the purpose of an IRA is to accumulate funds for retirement, your receipt or use of any portion of your IRA before you attain age 59 1/2 constitutes an early distribution subject to a 10% penalty tax unless the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy or the joint life expectancies of you and your beneficiary (as determined from IRS tables in the income tax regulations). Also, the 10% penalty will not apply if distributions are used to pay for medical expenses in excess of 7.5% of your AGI or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. Effective for distribution made in 1998 or later, the 10% penalty tax also will not apply to an early distribution made to pay for first-time homebuyer expenses of you or certain family members, or for higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principal residence, including settlement, financing and closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution. The amount of an early distribution (excluding any nondeductible contribution included therein) is includable in your gross income and may be subject to the 10% penalty tax unless you transfer it to another IRA as a qualifying rollover contribution.

         (c) Required Minimum Distributions (RMD). If the RMD rules described in
Part I, Section 4 (a) of this Disclosure Statement apply to you and if the amount distributed during a calendar year is less than the minimum amount required to be distributed, you will be subject to a penalty tax equal to 50% of the difference between the amount required to be distributed and the amount actually distributed.

         (d) Prohibited Transactions. If you or the beneficiary engage in any prohibited transaction (such as any sale, exchange or leasing of any property between you and the IRA, or any interference with the independent status of the
IRA), the IRA will lose its tax exemption and be treated as having been distributed to you. The value of the entire IRA (excluding any nondeductible contributions included therein) will be includable in your gross income; and, if at the time of the prohibited transaction you are under age 59 1/2, you may also be subject to the 10% penalty tax on early distributions. If you pledge your IRA, or your benefits under the contract, as security for a loan, the portion pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you will have to include the value of the portion pledged as security in your income that year for federal tax purposes. You may also be subject to early withdrawal penalties, as described in
Part I, Section 5.b.

         (e) Overstatement or Understatement of Nondeductible Contributions. If you overstate your nondeductible IRA contributions on your federal income tax return (without reasonable cause) you may be subject to a penalty. A penalty also applies for failure to file any form required by the IRS to report nondeductible contributions. These penalties are in addition to any generally applicable tax, interest, and penalties for which you may be liable if you understate income upon receiving a distribution from your IRA. See Part I,
Section 4(b) of this Disclosure Statement. See Part I, Section 4(b).

IRA PART II:  ROTH IRAs

         1.  Contributions

         (a) Regular Roth IRA. You may make contributions to a regular Roth IRA in any amount up to the contribution limits described in Part II, Section 3 of this Disclosure Statement. Such contributions are also subject to the minimum amount under the Contract. Such contribution shall be in cash. Your contribution for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year. Unlike traditional IRAs, you may continue making contributions after you reach age 70 1/2.

         (b) Spousal Roth IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual Roth IRA and may make contributions to those Roth IRAs in accordance with the rules and limits for contributions contained in the Code, which are described in Part II, Section 3 of this Disclosure Statement. Such contributions shall be in cash. Your contribution to a Spousal Roth IRA for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year.

         (c) Rollover Roth IRA. You may make contributions to a Rollover Roth IRA within 60 days after receiving a distribution from an existing Roth IRA, subject to certain limitations discussed in Part II, Section 3.

         (d)  Transfer   Roth  IRA.  You  may  make  an  initial  or  subsequent
contribution hereunder by directing a Trustee of an existing Roth IRA to transfer the assets in that Roth IRA to your new Roth IRA.

         (e) Conversion Roth IRA. You may open a Conversion Roth IRA within 60 days of receiving a distribution form an existing Traditional IRA or by instructing the Trustee or issuer of an existing Traditional IRA to transfer the assets in that Traditional IRA account to your new Roth IRA, subject to certain restrictions and subject to income tax on some or all of the converted amounts. If your Adjusted Gross Income ("AGI"), not including the rollover or transfer amount, is greater than $100,000, or if you are married and you and your spouse file separate tax returns, you may not convert a Traditional IRA into a Roth IRA.

         (f) Responsibility of the Owner. Contributions, rollovers, transfers, or conversions to this Roth IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to make contributions to your Roth IRA in accordance with the Code. Transamerica does not provide tax advice, and assumes no liability for the tax consequences of any contribution to your Roth IRA.

         2.  Deductibility of Contributions

         Your Roth IRA permits only nondeductible after-tax contributions. However, distributions from your Roth IRA are generally not subject to federal income tax (see Part II, 4(b) below). This is unlike a Traditional IRA, which permits deductible and nondeductible contributions, but which provides that most distributions are subject to federal income tax.

         3.  Contribution Limits

         Contributions for each taxable year to all Traditional and Roth IRAs may not exceed the lesser of 100% of your compensation or $2,000 each year. Rollover, transfer and conversion contributions, if properly made, do not count towards your maximum annual contribution limit.

         (a) Regular Roth IRAs. The maximum amount you may contribute to a Regular Roth IRA will depend on the amount of your income. Your maximum $2,000 contribution begins to phase out when your AGI reaches $95,000 (unmarried) or $150,000 (married filing jointly). Under the phase out, your maximum contributions generally will not be less than $200; however, no contribution is allowed if your AGI exceeds $110,000 (unmarried) or $160,000 (married filing jointly). If you are married and you and your spouse file separate tax returns, your maximum contribution phases out between $0 and $10,000. You should consult your tax advisor to determine your maximum contribution.

         If you are married but you and your spouse lived apart for the entire taxable year and file separate federal income tax returns, your maximum contribution is calculated as if you were not married.

         (b) Spousal Roth IRAs. Contributions to your lower-earning spouse's Spousal Roth IRA may not exceed the lesser of (a) 100% of both spouses' combined compensation minus any Roth or deductible Traditional IRA contribution for the spouse with the higher compensation or (b) $2,000. A maximum of $4,000 may be contributed to both spouses' Spousal Roth IRAs. Contributions can be divided between the spouses' Roth IRAs as you and your spouse wish, but no more than $2,000 can be contributed to either one of the Roth IRAs each year.

         (c) Rollover Roth IRAs. There is no contribution limit on the amounts that you may rollover from another Roth IRA into this Roth IRA. You may roll over a distribution from any single Roth IRA to another Roth IRA only once in any 365-day period.

         (d) Transfer Roth IRAs. There is no contribution limit on amounts that you transfer from another Roth IRA into this Roth IRA.

         (e) Conversion Roth IRAs. There is no contribution limit on amounts that you convert from your Traditional IRA into this Roth IRA if you are eligible to open a Conversion Roth IRA as described above. However, the distribution proceeds from your Traditional IRA are includable in your taxable income to the extent that they represent a return of deductible contributions and earnings on any contributions. The distribution proceeds from your Traditional IRA are not subject to the 10% early distribution penalty tax (described below) if the distribution proceeds are deposited to your Rollover Roth IRA within 60 days. You may roll over a distribution from any single Traditional IRA to a conversion Roth IRA or any other IRA only once in any 365-day period.

         You can also open a Conversion Roth IRA by instructing the issuer, custodian or trustee of your existing Traditional IRA to transfer your Traditional IRA assets to a Roth IRA, which will be the successor to your existing Traditional IRA. The transfer will be treated as a distribution from your Traditional IRA, and that amount will be includable in your taxable income to the extent that it represents a return of deductible contributions and earnings on any contributions, but will not be subject to the 10% distribution penalty tax.

         For tax years before 1999, if you make a rollover or transfer from a Traditional IRA to a Roth IRA, the income tax due upon distribution from the Traditional IRA is payable ratably over four years beginning in the year of the conversion.

         Also, consult your tax advisor before combining amounts in a Conversion Roth IRA with any regular contributions or with amounts rolled over or transferred into the Conversion IRA in other tax years.

         4.   Distributions

         (a) Required Minimum Distribution. Unlike a Traditional IRA, there are no rules that require that distribution be made to you from your Roth IRA during your lifetime.

         If you die before the entire value of your Roth IRA is distributed to you, the balance of your Roth IRA must be distributed by December 31 of the calendar year that is five years after your death. However, if you die and you have a designated beneficiary, your designated beneficiary may elect to take distributions in the form of settlement option payments made in substantially equal installments over the life or life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

         If your beneficiary is your surviving spouse, he or she will become a new owner/annuitant and can continue this Roth IRA on the same basis as before your death. If your surviving spouse does not wish to continue this Contract as his or her Roth IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal amounts over your spouse's life or a period not extending beyond his or her expectancy. Your surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates: (i) December 31 of the year following the year you died; or (ii) December 31 of the year in which you would have reached age 70 1/2.

         Your beneficiary is responsible for assuring that the required minimum distribution following your death is taken in a timely manner and that the correct amount is distributed.

         (b) Taxation of Roth IRA Distributions. The amounts that you withdraw from your Roth IRA are generally tax-free. However, since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of Roth IRA earnings before you attain age 59 1/2 , or within 5 years of your first contribution to the Roth IRA, or within 5 years of a contribution rolled over, transferred, or converted from a Traditional IRA, will generally be treated as an early distribution subject to regular income tax. No income tax will apply to earnings that are withdrawn before you attain age 59 1/2, but which are withdrawn five or more years after the first contribution or the rollover or transfer contribution from a Traditional IRA to the Roth IRA, where the withdrawal is made (i) upon your death or disability, or (ii) to pay first-time homebuyer expenses of you or certain family members. Note that for amounts converted from a Traditional IRA to a Roth IRA, the five-year period applies separately to amounts converted. No portion of your distribution is taxable as a capital gain.

         (c) Withholding. If the distribution from your Roth IRA is subject to federal income tax, unless you elect not to have withholding apply, federal income tax will be withheld from your Roth IRA distributions. If you receive distributions under a settlement option tax will be withheld in the same manner as taxes withheld on wages, calculated as if you are married and claim three withholding allowances. If you are receiving any other type of distribution, tax will be withheld in the amount of 10% of the distribution. If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica that you are not a U.S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

         5.   Penalties

         (a) Excess Contributions. If at the end of any taxable year your Roth IRA contributions (other than rollovers, transfers, or conversions) exceed the maximum allowable contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise (penalty) tax. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return (including extensions) for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to an additional 10% tax on early distributions. Alternatively, excess contributions for one year may be withdrawn in a later year or may be carried forward as Roth IRA contributions in a later year to the extent that the excess, when aggregated with your Roth IRA contribution (if any) for the subsequent year, does not exceed the maximum allowable contribution for that year. The 6% excise tax will be imposed on excess contributions in each year they are neither returned to your nor applied as contributions in subsequent years.

         (b) Early Distributions. Since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of any portion of your Roth IRA before you attain age 59 1/2 , or within 5 years of your first contribution to the Roth IRA, or within 5 years of a contribution rolled over, transferred or converted from a Traditional IRA, constitutes an early distribution subject a 10% penalty tax on the earnings in your Roth IRA. This penalty tax will not apply if the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy or the joint life expectancies of you and your beneficiary (as determined from IRA tables in the income tax regulations). Also, the 10% penalty will not apply if distributions are used to pay for medical expenses in excess of 7.5% or your AGI, or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. The 10% penalty tax also will not apply to an early distribution made to pay for first-time homebuyer expenses for you or certain family members, or for higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the Roth IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principle residence, including settlement, financing and closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution.

         In addition, it is likely that the law will change in 1998 to provide retroactively that if amounts transferred, rolled over, or converted from a Traditional IRA to a Roth IRA are withdrawn before five years, (i) the entire amount that was transferred or rolled over, not just the earnings, may be subject to the 10% penalty tax, and (ii) an additional 10% tax may apply if the amounts transferred, rolled over, or converted were (or are to be) included in income ratably over four years. Special rules may apply to withdrawals from a Roth IRA that includes both amounts transferred, rolled over or converted from a Traditional IRA and annual contributions to the Roth IRA; for that reason, it may be advisable to establish separate Roth IRAs for amounts transferred, rolled over, or converted and annual contributions.

         (c)  Required   Distributions  Upon  Death.  If  the  required  minimum
distribution rules described in Part II, Section 4(a) of this Disclosure Statement apply to your beneficiary and if the amount distributed in during a calendar year is less than the minimum amount required to be distributed, your beneficiary will be subject to a penalty tax equal to 50% of the difference between the amount required to be distributed and the amount actually distributed.

         (d) Prohibited Transactions. If you or the beneficiary engage in any prohibited transaction (such as any sale, exchange or leasing of any property between you and the Roth IRA, or any interference with the independent status of the Roth IRA), the Roth IRA will lose its tax exemption and be treated as having been distributed to you. The value of any earnings on your Roth IRA contributions will be includable in your gross income; and, if at the time of the prohibited transaction, you are under age 59 1/2 or it is within five years of your first contribution to the Roth IRA, or within five years of a rollover, transfer or conversion from a Traditional IRA, you may also be subject to the 10% penalty tax on early distributions. If you pledge your Roth IRA, or your benefits under the contract, as a security for a loan, the portion pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you may be subject to the 10% penalty tax on early distributions from a Roth IRA.

PART III:  OTHER INFORMATION

         1.   Federal Estate and Gift Taxes

         Any amount distributed from your IRAs or Roth IRAs upon your death may be subject to federal estate tax, although certain credits and deductions may be available. The exercise or non-exercise of an option to pay an annuity to your beneficiary at or after your death will not be considered a transfer for gift tax purposes under Code Section 2517.

         2.   Tax Reporting

         You need not file IRS Form 5329 with your income tax return unless during the taxable year there is an excess contribution to, an early distribution from, or insufficient minimum required distributions from your IRA or Roth IRA. You must report contributions to, and distributions from your IRA and Roth IRA (including the year end aggregate account balance of all IRAs and Roth IRA) on your federal income tax return for the year. For Traditional IRA, you must designate on the return how much of your annual contribution is deductible and how much is nondeductible.

         3.   Vesting

Your interest in your IRA and Roth IRA must be non-forfeitable at all times.

         4.   Exclusive Benefit

         Your interest in your IRA and Roth IRA is for the exclusive benefit of you and your beneficiaries.

         5.  Publication 590

         Additional information about your IRA or Roth IRA can be obtained from any district office of the IRS and by calling 1-800-TAX-FORM for a free copy of Publication 590, Individual Retirement Arrangements.

Please  forward   (without  charge)  a  copy  of  the  Statement  of  Additional
Information   concerning  the  Transamerica  Seriessm  -  Transamerica  Bountysm
Variable Annuity issued by Transamerica Life Insurance and Annuity Company to:

               (Please print or type and fill in all information)


         ------------------------------------------------------------
         Name

         ------------------------------------------------------------
         Address

         ------------------------------------------------------------
         City/State/Zip

         ------------------------------------------------------------


         Date: ________________________              Signed: ________

Return to Transamerica Life Insurance and Annuity Company, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina 28202.

                             TRANSAMERICA SERIES sm
                     TRANSAMERICA BOUNTY sm VARIABLE ANNUITY

                  Contract Form 4-705 Certificate Form TCG-317

            Issued by Transamerica Life Insurance and Annuity Company
       401 North Tryon Street, Suite 700, Charlotte, North Carolina, 28202

                     STATEMENT OF ADDITIONAL INFORMATION FOR
                            TRANSAMERICA SERIES sm -
                              TRANSAMERICA BOUNTYsm
                                VARIABLE ANNUITY

                                    Issued By
                 Transamerica Life Insurance and Annuity Company


         This statement of additional information expands upon subjects discussed in the September 8, 1998, prospectus for the Transamerica Bounty sm Variable Annuity ("contract") issued by Transamerica Life Insurance and Annuity Company ("Transamerica") through Separate Account VA-7. The owner may obtain a free copy of the prospectus by writing to: Transamerica Life Insurance and Annuity Company, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina 28202 or calling (800) 420-7749. Terms used in the current prospectus for the contract are incorporated into this statement.


         The contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used herein refers to both the individual contract and the certificates issued under the group contract.



   THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE PORTFOLIOS.










                                September 8, 1998

TABLE OF CONTENTS                                                 Page

THE CONTRACT ........................................................3

NET INVESTMENT FACTOR................................................3

SETTLEMENT OPTION PAYMENTS...........................................3
         Variable Annuity Units and Payments.........................3
         Variable Annuity Unit Value.................................3
         Transfers After the Annuity Date ...........................4

GENERAL PROVISIONS ..................................................4
         IRS Required Distributions..................................4
         Non-Participating...........................................4
         Misstatement of Age or Sex .................................4
         Proof of Existence and Age .................................4
         Annuity Data................................................4
         Assignment..................................................5
         Annual Report...............................................5
         Incontestability............................................5
         Entire Contract.............................................5
         Changes in the Contract.....................................5
         Protection of Benefits......................................5
         Delay of Payments...........................................5
         Notices and Directions......................................6

CALCULATION OF YIELDS AND TOTAL RETURNS..............................6
         Money Market Sub-Account Yield Calculation..................6
         Other Sub-Account Yield Calculations........................6
         Standard Total Return Calculations..........................7
         Adjusted Historical Portfolio Performance Data..............7
         Other Performance Data......................................8

HISTORIC PERFORMANCE DATA............................................8
         General Limitations.........................................8
         Adjusted Historical Sub-Account Performance Data............8

DISTRIBUTION OF THE CONTRACT........................................18

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS..............................18

STATE REGULATION....................................................18

RECORDS AND REPORTS.................................................18

FINANCIAL STATEMENTS................................................18

APPENDIX - Accumulation Transfer Formula............................19

THE CONTRACT

 ......... The following pages provides additional information about the contract which may be of interest to
some owners.

NET INVESTMENT FACTOR

         For any sub-account of the variable account, the net investment factor for a valuation period, before the annuity date, is (a) divided by (b), minus
(c) minus (d):

         Where (a) is:

         The net asset value per share held in the sub-account, as of the end of the valuation period; plus the per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period; plus or minus a per-share charge or credit as Transamerica may determine, as of the end of the valuation period, for taxes.

         Where (b) is:

         The net asset value per share held in the sub-account as of the end of the last prior valuation period.

         Where (c) is:

         The daily charge of 0.003403% (1.25% annually) for the mortality and expense risk charge times the number of calendar days in the current valuation period.

         Where (d) is:

         The daily administrative expense charge, currently 0.000411% (0.15% annually) times the number of calendar days in the current valuation period. This charge may be increased, but will not exceed 0.00096% (0.35% annually).

             A valuation day is defined as any day that the New York Stock Exchange is open.

SETTLEMENT OPTION PAYMENTS The variable settlement options provide for payments that fluctuate in dollar amount, based on the investment performance of the selected variable sub-account(s).

Variable Annuity Units and Payments

         For the first monthly payment, the number of variable annuity units credited in each variable sub-account will be determined by dividing: (a) the product of the portion of the value to be applied to the variable sub-account and the variable annuity purchase rate specified in the contract; by (b) the value of one variable annuity unit in that sub-account on the annuity date.

         The amount of each subsequent variable payment equals the product of the number of variable annuity units in each variable sub-account and the variable sub-account's variable annuity unit value as of the tenth day of the month before the payment due date. The amount of each payment may vary.

Variable Annuity Unit Value

         The value of a variable annuity unit in a variable sub-account on any valuation day is determined as described below.

         The net investment factor for the valuation period (for the appropriate payment frequency) just ended is multiplied by the value of the variable annuity unit for the sub-account on the preceding valuation day. The net investment factor after the annuity date is calculated in the same manner as before the annuity date and then multiplied by an interest factor. The interest factor equals (.999893)n where n is the number of days since the preceding valuation day. This compensates for the 4% interest assumption built into the variable annuity purchase rates. Transamerica may offer other assumed interest rates than 4%. The appropriate interest factor will be applied to compensate for the assumed interest rate.

Transfers After the Annuity Date

         After the annuity date, the owner may transfer variable annuity units from one sub-account to another, subject to certain limitations. See "Transfers" page 25 of the prospectus. The dollar amount of each subsequent monthly annuity payment after the transfer must be determined using the new number of variable annuity units multiplied by the variable sub-account's variable annuity unit value on the tenth day of the month preceding payment. Transamerica reserves the right to change this day of the month.

         The formula used to determine a transfer after the annuity date can be found in the Appendix to this statement of additional information.

GENERAL PROVISIONS

IRS Required Distributions

         If any owner under a non-qualified contract dies before the entire interest in the contract is distributed, the value generally must be distributed to the designated beneficiary so that the contract qualifies as an annuity under the Code. (See "Federal Tax Matters" page 38 of the prospectus.)

Non-Participating

         The contract is non-participating. No dividends are payable and the contract will not share in the profits or surplus earnings of Transamerica.

Misstatement of Age or Sex

         If the age or sex of the annuitant or any other measuring life has been misstated in the application, the settlement option payments under the contract will be whatever the annuity amount applied on the annuity date would purchase on the basis of the correct age or sex of the annuitant and/or other measuring life. Any overpayments or underpayments by Transamerica as a result of any such misstatement may be respectively charged against or credited to the settlement option payment or payments to be made after the correction so as to adjust for such overpayment or underpayment.

Proof of Existence and Age

         Before making any payment under the contract, Transamerica may require proof of the existence and/or proof of the age of the annuitant or any other measuring life, or any other information deemed necessary in order to provide benefits under the contract.

Annuity Data

         Transamerica will not be liable for obligations which depend on receiving information from a payee or measuring life until such information is received in a satisfactory form.

Assignment

         No assignment of a contract will be binding on Transamerica unless made in writing and given to Transamerica at the Service Center. Transamerica is not responsible for the adequacy of any assignment. The owner's rights and the interest of any annuitant or non-irrevocable beneficiary will be subject to the rights of any assignee of record.

Annual Report

         At least once each contract year prior to the annuity date, the owner will be given a report of the current account value allocated to each sub-account of the variable account and any general account option. This report will also include any other information required by law or regulation. After the annuity date, a confirmation will be provided with every variable annuity payment.

Incontestability

         Each contract is incontestable from the contract effective date. Entire Contract

         Transamerica has issued the contract in consideration and acceptance of the payment of the initial purchase payment and certain required information in an acceptable form and manner or, where state law requires, the application. In those states that require a written application, a copy of the application is attached to and is part of the contract and along with the contract constitutes the entire contract.

         The group annuity contract has been issued to a trust organized under Missouri law. However, the sole purpose of the trust is to hold the group annuity contract. The owner has all rights and benefits under the individual certificate issued under the group contract.

Changes in the Contract

         Only two authorized officers of Transamerica, acting together, have the authority to bind Transamerica or to make any change in the individual contract or the group contract or individual certificates thereunder and then only in writing. Transamerica will not be bound by any promise or representation made by any other persons.

         Transamerica may change or amend the individual contract or the group contract or individual certificates thereunder if such change or amendment is necessary for the individual contract or the group contract or individual certificates thereunder to comply with any state or federal law, rule or regulation.

Protection of Benefits

         To the extent permitted by law, no benefit (including death benefits) under the contract will be subject to any claim or process of law by any creditor.

Delay of Payments

         Payment of any cash withdrawal, lump sum death benefit, or variable payment or transfer due from the variable account will occur within seven days from the date the election becomes effective, except that Transamerica may be permitted to postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission (Commission), or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners.

         In addition, while it is our intention to process all transfers from the sub-accounts immediately upon receipt of a transfer request, we have the right to delay effecting a transfer from a variable sub-account for up to seven days. We may delay effecting such a transfer if there is a delay of payment from an affected portfolio. If this happens, then we will calculate the dollar value or number of units involved in the transfer from a variable sub-account on or as of the date we receive a transfer request in a acceptable form and manner, but will not process the transfer to the transferee sub-account until a later date during the seven-day delay period when the portfolio underlying the transferring sub-account obtains liquidity to fund the transfer request through sales of portfolio securities, new purchase payments, transfers by investors or otherwise. During this period, the amount transferred would not be invested in a variable sub-account.

         Transamerica may delay payment of any withdrawal from any general account options for a period of not more than six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment. See "Cash Withdrawals" page 27 of the prospectus.

Notices and Directions

         Transamerica  will  not  be  bound  by  any  authorization,  direction,
election  or  notice  which  is  not,  in  a  form  and  manner   acceptable  to
Transamerica, and received at the Service Center.

         Any written notice requirement by Transamerica to the owner will be satisfied by our mailing of any such required written notice, by first-class mail, to the owner's last known address as shown on our records.

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Sub-Account Yield Calculation

         In accordance with regulations adopted by the Commission, Transamerica is required to compute the money market sub-account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market series or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the money market sub-account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual account fee, the mortality and expense risk charge and administrative expense charges and income and expenses accrued during the period. Because of these deductions, the yield for the money market sub-account of the variable account will be lower than the yield for the money market series or any comparable substitute funding vehicle.

         The Commission also permits Transamerica to disclose the effective yield of the money market sub-account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

         The yield on amounts held in the money market sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market sub-account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market series or substitute funding vehicle, the types and quality of portfolio securities held by the money market series or substitute funding vehicle, and operating expenses.

Other Sub-Account Yield Calculations

         Transamerica may from time to time disclose the current annualized yield of one or more of the variable sub-accounts (except the money market sub-account) for 30-day periods. The annualized yield of a sub-account refers to the income generated by the sub-account over a specified 30-day period. Because this yield is annualized, the yield generated by a sub-account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per variable accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

             YIELD=        2[{a-b + 1}6 -  1]
                                 cd

         Where:

         a = net investment income earned during the period by the portfolio attributable to the shares owned by the sub-account.
         b = expenses for the sub-account accrued for the period (net of reimbursements). c = the average daily number of variable accumulation units outstanding during the period. d = the maximum offering price per variable accumulation unit on the last day of the period.

         Net investment income will be determined in accordance with rules established by the Commission. Accrued expenses will include all recurring fees that are charged to all contracts.
         Because of the charges and deductions imposed by the variable account, the yield for the sub-account will be lower than the yield for the corresponding portfolio. The yield on amounts held in the variable sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The variable sub-account's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

         Transamerica may from time to time also disclose average annual total returns for one or more of the sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         P{1 + T}n = ERV

         Where:
         P =               a hypothetical initial payment of $1,000
         T =               average annual total return
         n =               number of years
         ERV               = ending  redeemable  value of a hypothetical  $1,000
                           payment  made at the  beginning  of the one,  five or
                           ten-year  period  at the  end of the  one,  five,  or
                           ten-year  period  (or  fractional   portion  of  such
                           period).

         All recurring fees are recognized in the ending redeemable value. Adjusted Historical Portfolio Performance Data

         Transamerica may also disclose "historic" performance data for a portfolio, for periods before the variable sub-account commenced operations. Such performance information will be calculated based on the performance of the portfolio and the assumption that the sub-account was in existence for the same periods as those indicated for the portfolio, with a level of contract charges currently in effect.

         This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis.

Other Performance Data

         Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard described above. The non-standard format will be identical to the standard format except that the contingent deferred sales load percentage will be assumed to be 0%.

         Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

         CTR = {ERV/P} -  1

         Where:
         CTR =             the cumulative total return net of sub-account
recurring charges for the period.
         ERV =             ending  redeemable  value of a hypothetical  $1,000
payment at the beginning of the one,
                           five, or ten-year period at the end of the one, five,
                           or  ten-year  period  (or  fractional  portion of the
                           period).
         P =               a hypothetical initial payment of $1,000.

         All non-standard performance data will be advertised only if the standard performance data is also disclosed.

HISTORIC PERFORMANCE DATA

         General Limitations

         The figures below represent past performance and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses which may not continue in the future.

         Portfolio information, including historical daily net asset values and capital gains and dividends distributions regarding each portfolio has been provided by that portfolio. The adjusted historical sub-account performance data is derived from the data provided by the portfolios. Transamerica has no reason to doubt the accuracy of the figures provided by the portfolios. Transamerica has not verified these figures.

Adjusted Historical Sub-Account Performance Data

         The charts below show adjusted historical performance date for seventeen sub-accounts for the periods, prior to the inception of the sub-accounts, based on the performance of the corresponding portfolios since their inception date, with a level of charges equal to those currently assessed under the contracts. These figures are not an indication of the future performance of the sub-accounts.

         The dates next to each sub-account name indicates the date of commencement of operation of the corresponding portfolio. There is no actual performance data for the Transamerica VIF Money Market because that portfolio did not commence operations until January 1998. Notes:

1. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

2. The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

3. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at the time of the transaction there was $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

Adjusted Historical Performance Data Charts

1.        Average Annual Total Returns - Assuming no Riders

2. Average Annual Total Returns - Assuming Guaranteed Minimum Death Benefit (GMDB) Rider

3. Average Annual Total Returns - Assuming Guaranteed Minimum Death Benefit and Guaranteed Minimum Income
Benefit (GMIB) Riders
4.        Cumulative Returns - Assuming no Riders

5.        Cumulative Returns - Assuming Guaranteed Minimum Death Benefit Rider

6. Cumulative Returns - Assuming Guaranteed Minimum Death Benefit and Guaranteed Minimum Income Benefit
         Riders

1. Standard average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum and administrative expense charge of 0.15% per annum but do not reflect any fee deduction for any optional Riders. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.

---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
        SUB-ACCOUNT                                                                             For the period from
 (date of commencement of       For the      For the 3-year      For the      For the 10-year     commencement of
       operation of          1-year period    period ending   5-year period    period ending         portfolio
 corresponding portfolio)        ending         12/31/97          ending          12/31/97         operations to
                                12/31/97                         12/31/97                             12/31/97
---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------
                                     21.66%
Janus Aspen Worldwide                            24.31%            N/A              N/A               21.20%
Growth (9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF                2.37%            N/A              N/A              N/A                2.38%
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap           17.24%           19.56%          24.59%             N/A               41.98%
(8/31/90) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust          21.53%           17.56%          13.11%             N/A               13.86%
Small Cap (8/1/88) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth         21.54%            N/A              N/A              N/A               21.81%
(7/24/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Premier            33.46%           31.83%          19.41%             N/A               20.05%
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital             26.87%           27.25%            N/A              N/A               18.49%
Appreciation (4/28/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Research (7/26/95)      19.79%            N/A              N/A              N/A               20.44%
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth         50.35%           42.65%          29.98%           24.12%                N/A
(2./26/69) (2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alger American Income &         36.19%           28.96%          15.92%             N/A               12.22%
Growth (11/15/88)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth &           26.87%           27.89%          17.66%             N/A               13.72%
Income (1/15/91)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Growth w/ Income        29.09%            N/A              N/A              N/A               25.85%
(10/9/95)
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced            21.24%           19.26%            N/A              N/A               14.68%
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust          21.21%           27.94%          18.32%             N/A               18.67%
Managed (8/1/88) (3)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High          11.96%            N/A              N/A              N/A               12.03%
Yield (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed          8.41%            N/A              N/A              N/A                8.41%
Income (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money            N/A             N/A              N/A              N/A                 N/A
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------


2. Standard average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expense charge of 0.15% per annum and the optional Guaranteed Minimum Death Benefit Rider fee of 0.20% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.


---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
        SUB-ACCOUNT                                                                             For the period from
 (date of commencement of       For the      For the 3-year      For the      For the 10-year     commencement of
       operation of          1-year period    period ending   5-year period    period ending         portfolio
 corresponding portfolio)        ending         12/31/96          ending          12/31/96         operations to
                                12/31/96                         12/31/96                             12/31/96
---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide           21.42%           24.06%            N/A              N/A               20.96%
Growth (9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                 2.16%            N/A              N/A              N/A                2.18%
Morgan Stanley UF
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                17.00%           19.32%          24.34%             N/A               41.69%
Dreyfus VIF Small Cap
(8/31/90)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.29%           17.32%          12.88%             N/A               13.64%
OCC Accumulation Trust
Small Cap (8/1/88) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.27%            N/A              N/A              N/A               21.56%
MFS VIT Emerging Growth
(7/24/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                33.20%           31.57%          19.17%             N/A               19.81%
Alliance VPF Premier
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                26.62%           27.00%            N/A              N/A               18.25%
Dreyfus VIF Capital
Appreciation (4/28/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                19.56%            N/A              N/A              N/A               20.20%
MFS VIT Research (7/26/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                50.05%           42.36%          29.72%           23.87%                N/A
Transamerica VIF Growth
(2/26/69) (2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                35.92%           28.71%          16.69%             N/A               12.00%
Alger American Income &
Growth (11/15/88)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                26.62%           27.63%          17.42%             N/A               13.49%
Alliance VPF Growth &
Income (1/15/91)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                28.84%            N/A              N/A              N/A               25.59%
MFS VIT Growth w/ Income
(10/9/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.00%           19.03%            N/A              N/A               14.45%
Janus Aspen Balanced
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                20.97%           27.69%          18.08%             N/A               18.43%
OCC Accumulation Trust
Managed (8/1/88) (3)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                11.74%            N/A              N/A              N/A               11.81%
Morgan Stanley UF High
Yield (1/2/97)
-----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                 8.20%            N/A              N/A              N/A                8.25%
Morgan Stanley UF Fixed
Income (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                  N/A             N/A              N/A              N/A                 N/A
Transamerica VIF Money
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------


3. Standard average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expense charge of 0.15% per annum and the optional Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Insurance Benefit
(GMIB) and Rider fees of 0.40% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.


---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
        SUB-ACCOUNT                                                                             For the period from
 (date of commencement of       For the      For the 3-year      For the      For the 10-year     commencement of
       operation of          1-year period    period ending   5-year period    period ending         portfolio
 corresponding portfolio)        ending         12/31/97          ending          12/31/97         operations to
                                12/31/97                         12/31/97                             12/31/97
---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------
                                     21.18%
Janus Aspen Worldwide                            23.82%            N/A              N/A               20.72%
Growth (9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                 1.96%            N/A              N/A              N/A                1.97%
Morgan Stanley UF
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                16.77%           19.08%          24.10%             N/A               41.41%
Dreyfus VIF Small Cap
(8/31/90)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.05%           17.09%          12.66%             N/A               13.41%
OCC Accumulation Trust
Small Cap (8/1/88) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.03%            N/A              N/A              N/A               21.32%
MFS VIT Emerging Growth
(7/24/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                32.94%           31.31%          18.94%             N/A               19.57%
Alliance VPF Premier
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                26.37%           26.75%            N/A              N/A               18.02%
Dreyfus VIF Capital
Appreciation (4/28/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                19.32%            N/A              N/A              N/A               19.96%
MFS VIT Research (7/29/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                49.75%           42.08%          29.46%           23.63%                N/A
Transamerica VIF Growth
(2/26/69) (2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                35.65%           28.45%          15.46%             N/A               11.77%
Alger American Income &
Growth (11/15/88)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                26.37%           27.38%          17.19%             N/A               13.27%
Alliance VPF Growth &
Income (1/15/91)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                28.58%            N/A              N/A              N/A               25.34%
MFS VIT Growth w/ Income
(10/9/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                20.76%           18.79%            N/A              N/A               14.22%
Janus Aspen Balanced
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                20.73%           27.43%          17.85%             N/A               18.19%
OCC Accumulation Trust
Managed (8/1/88) (3)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                11.52%            N/A              N/A              N/A               11.58%
Morgan Stanley UF High
Yield (1/2/97)
-----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                 7.98%            N/A              N/A              N/A                8.03%
Morgan Stanley UF Fixed
Income (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                  N/A             N/A              N/A              N/A                 N/A
Transamerica VIF Money
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------

4. Adjusted historical standard cumulative total returns for periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, and administrative expenses charge of 0.15% per annum but, do not reflect any fee deduction for any optional Rider. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.


--------------------------- ---------------- ---------------- --------------- ----------------- ---------------------
                                                                                                For the period from
       SUB-ACCOUNT                           For the 3-year      For the      For the 10-year     commencement of
 (date of commencement of   For the 1-year    period ending   5-year period    period ending         portfolio
       operation of          period ending      12/31/97          ending          12/31/97         operations to
 corresponding portfolio)      12/31/97                          12/31/97                             12/31/97
--------------------------- ---------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide           21.66%           92.09%            N/A              N/A               128.66%
Growth (9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                2.37%             N/A              N/A              N/A                2.37%
Morgan Stanley UF
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                17.24%           70.89%          200.21%            N/A              1209.87%
Dreyfus VIF Small Cap
(8/31/90)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.53%           62.46%          85.11%             N/A               239.82%
OCC Accumulation Trust
Small Cap (8/1/88) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.51%            N/A              N/A              N/A               61.85%
MFS VIT Emerging Growth
(7/24/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                33.46%          129.12%          142.78%            N/A               174.05%
Alliance VPF Premier
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                26.87%          106.07%            N/A              N/A               121.21%
Dreyfus VIF Capital
Appreciation (4/28/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                19.79%            N/A              N/A              N/A               57.30%
MFS VIT Research (7/26/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                50.35%          190.26%          271.02%          767.83%               N/A
Transamerica VIF Growth
(2/26/69) (2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                36.19%          114.48%          109.29%            N/A               186.61%
Alger American Income &
Growth (11/15/88)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                26.87%          109.17%          125.49%            N/A               144.84%
Alliance VPF Growth &
Income (1/15/91)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                29.09%            N/A              N/A              N/A               66.98%
MFS VIT Growth w/ Income
(10/9/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.24%           69.64%            N/A              N/A               80.25%
Janus Aspen Balanced
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                21.21%          109.42%          131.86%            N/A               401.51%
OCC Accumulation Trust
Managed (8/1/88) (3)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                11.96%            N/A              N/A              N/A               11.96%
Morgan Stanley UF High
Yield (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                8.41%             N/A              N/A              N/A                8.41%
Morgan Stanley UF Fixed
Income (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                 N/A              N/A              N/A              N/A                 N/A
Transamerica VIF Money
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------

5. Adjusted historical standard cumulative total returns for periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expense charge of 0.15% per annum and the optional GMDB Rider fee of 0.20% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.

--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
       SUB-ACCOUNT                                                                              For the period from
 (date of commencement of    For the 1-year      For the      For the 5-year       For the        commencement of
       operation of          period ending    3-year period    period ending   10-year period        portfolio
 corresponding portfolio)       12/31/96          ending         12/31/96      ending 12/31/96     operations to
                                                 12/31/96                                             12/31/96
--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide           21.42%           90.95%            N/A              N/A               126.71%
Growth (9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF                2.16%             N/A             N/A              N/A                2.16%
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap           17.00%           69.87%          197.23%            N/A              1190.81%
(8/31/90)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust          21.29%           61.49%           83.28%            N/A               233.48%
Small Cap (8/1/88) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth         21.27%             N/A             N/A              N/A               61.07%
(7/24/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Premier            33.20%           127.76%         140.37%            N/A               171.05%
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital             26.62%           104.84%           N/A              N/A               119.15%
Appreciation (4/28/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Research (7/26/95)      19.56%             N/A             N/A              N/A               56.53%
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth         50.05%           188.53%         267.34%          750.69%               N/A
(2/26/69) (2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alger American Income &         35.92%           113.20%         107.22%            N/A               181.43%
Growth (11/15/88)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth &           26.62%           107.93%         123.25%            N/A               141.46%
Income (1/15/91)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Growth w/ Income        28.84%             N/A             N/A              N/A               66.23%
(10/9/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced            21.00%           68.63%            N/A              N/A               78.71%
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust          20.97%           108.17%         129.56%            N/A               392.16%
Managed (8/1/88) (3)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High          11.74%             N/A             N/A              N/A               11.74%
Yield (1/8/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed          8.20%             N/A             N/A              N/A                8.20%
Income (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money            N/A              N/A             N/A              N/A                 N/A
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------


6. Adjusted historical standard cumulative total returns for periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expenses charge of 0.15% per annum and the optional GMDB and GMIB Riders fee of 0.40% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.

--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
       SUB-ACCOUNT                                                                              For the period from
 (date of commencement of    For the 1-year      For the      For the 5-year       For the        commencement of
       operation of          period ending    3-year period    period ending   10-year period        portfolio
 corresponding portfolio)       12/31/96          ending         12/31/96      ending 12/31/96     operations to
                                                 12/31/96                                             12/31/96
--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide           21.18%           89.81%            N/A              N/A               124.77%
Growth (9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF                1.96%             N/A             N/A              N/A                1.96%
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Small Cap           16.77%           68.86%          194.29%            N/A              1172.06%
(8/31/90)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust          21.05%           60.53%           81.46%            N/A               227.27%
Small Cap (8/1/88) (1)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth         21.03%             N/A             N/A              N/A               60.28%
(7/24/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Premier            32.94%           126.40%         138.00%            N/A               168.09%
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Capital             26.37%           103.62%           N/A              N/A               117.11%
Appreciation (4/28/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Research (7/26/95)      19.32%             N/A             N/A              N/A               55.77%
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth         49.75%           186.81%         263.71%          733.90%               N/A
(2/26/69) (2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alger American Income &         35.65%           111.93%         105.17%            N/A               176.35%
Growth (11/15/88)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Alliance VPF Growth &           26.37%           106.69%         121.04%            N/A               138.13%
Income (1/15/91)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
MFS VIT Growth w/ Income        28.58%             N/A             N/A              N/A               65.50%
(10/9/95)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced            20.76%           67.63%            N/A              N/A               77.18%
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust          20.73%           106.93%         127.29%            N/A               383.00%
Managed (8/1/88) (3)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF High          11.52%             N/A             N/A              N/A               11.52%
Yield (1/8/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Morgan Stanley UF Fixed          7.98%             N/A             N/A              N/A                7.98%
Income (1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money            N/A              N/A             N/A              N/A                 N/A
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------

DISTRIBUTION OF THE CONTRACT
         Transamerica Securities Sales Corporation ("TSSC") is principal underwriter of the contracts. TSSC may also serve as principal underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and any affiliated of Transamerica. TSSC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Transamerica pays TSSC for acting as the principal underwriter under a distribution agreement.

         TSSC has entered into sales agreements with other broker-dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the contracts may be solicited by registered representatives of the broker-dealers appointed by Transamerica to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable life insurance and variable annuities.

         Under the agreements, applications for contracts will be sold by broker-dealers which will receive compensation as described in the Prospectus.

         The offering of the contracts is expected to be continuous and TSSC does not anticipate discontinuing the offering of the contracts. However, TSSC reserves the right to discontinue the offering of the contracts.

         During fiscal year1997, no commissions were paid to TSSC as underwriter of the contracts; no amounts were retained by TSSC. Under the Sales Agreement, TSSC will pay broker-dealers compensation based on a percentage of each purchase payment plus compensation based on a percentage of account value. Both percentages may be up to1.00% and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commission may be paid.

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

         Title to assets of the variable account is held by Transamerica. The assets of the variable account are kept separate and apart from Transamerica general account assets. Records are maintained of all purchases and redemptions of portfolio shares held by each of the sub-accounts.

STATE REGULATION

         Transamerica is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contract will be modified accordingly.

RECORDS AND REPORTS

         All records and accounts relating to the variable account will be maintained by Transamerica or by the Service Center. As presently required by the provisions of the 1940 Act and regulations promulgated thereunder which pertain to the variable account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

FINANCIAL STATEMENTS

         Because the variable account had not yet commenced operations in 1997, there is no financial statement for the variable account.

         The financial statements for Transamerica included in this statement of additional information should be considered only as bearing on the ability of Transamerica to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets in the variable account.

APPENDIX

         Accumulation Transfer Formula

Transfers after the annuity date are implemented according to the following formulas:

(1) Determine the number of units to be transferred from the variable sub-account as follows: = AT/AUV1

         (2) Determine the number of variable accumulation units remaining in such variable sub-account (after the transfer):
         = UNIT1   AT/AUV1

         (3) Determine the number of variable accumulation units in the transferee variable sub-account (after the transfer):
         = UNIT2 + AT/AUV2

         (4) Subsequent variable accumulation payments will reflect the changes in variable accumulation units in each variable sub-account as of the next Variable Accumulation Payment's due date.

         Where:

         (AUV1) is the variable accumulation Unit value of the Variable sub-account that the transfer is being made from as of the end of the valuation Period in which the transfer request was received.

         (AUV2) is the variable accumulation unit value of the variable sub-account that the transfer is being made to as of the end of the valuation period in which the transfer request was received.

         (UNIT1) is the number of variable accumulation units in the Variable sub-account that the transfer is being made from, before the transfer.

         (UNIT2) is the number of variable accumulation units in the variable sub-account that the transfer is being made to, before the transfer.

         (AT)  is  the  dollar  amount  being   transferred  from  the  variable
sub-account.

                    Audited Consolidated Financial Statements



         Transamerica Life Insurance and Annuity Company and Subsidiary


                                December 31, 1997

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

Audited Consolidated Financial Statements

December 31, 1997






Audited Consolidated Financial Statements

Report of Independent Auditors...................   1
Consolidated Balance Sheet.......................   2
Consolidated Statement of Income.................   3
Consolidated Statement of Shareholder's Equity...   4
Consolidated Statement of Cash Flows.............   5
Notes to Consolidated Financial Statements.......   6

                                                                    25
1010 Folder T
02/25/98 9:58 AM







                                           REPORT OF INDEPENDENT AUDITORS



Board of Directors
Transamerica Life Insurance and Annuity Company


We have audited the accompanying consolidated balance sheet of Transamerica Life Insurance and Annuity Company and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Life Insurance and Annuity Company and subsidiary at December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






January 23, 1998

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

                                                                                     December 31
                                                                            1997                     1996
                                                                   ---------------------     ------------
                                                                                (In thousands, except
                                                                                   for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $          14,691,836    $          13,687,899
   Equity securities available for sale                                           119,078                   87,812
   Mortgage loans on real estate                                                  365,454                  395,855
   Policy loans                                                                    19,433                   20,362
   Other long-term investments                                                      8,215                   11,910
   Short-term investments                                                          76,806                   33,790
                                                                    ---------------------    ---------------------
                                                                               15,280,822               14,237,628
Cash                                                                                8,544                    4,368
Accrued investment income                                                         242,606                  177,420
Accounts receivable                                                                11,695                   47,261
Reinsurance recoverable on paid and unpaid losses                                  48,487                   22,104
Deferred policy acquisitions costs                                                244,485                  248,442
Other assets                                                                       28,233                   35,544
Separate account assets                                                         2,668,885                1,638,946
                                                                    ---------------------    ---------------------

                                                                    $          18,533,757    $          16,411,713
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $          10,885,993    $          10,271,301
   Reserves for future policy benefits                                          3,230,216                3,150,082
   Policy claims and other                                                         53,545                   40,241
                                                                    ---------------------    ---------------------
                                                                               14,169,754               13,461,624

Income tax liabilities                                                            257,252                  115,457
Accounts payable and other liabilities                                            102,139                  132,019
Separate account liabilities                                                    2,668,885                1,638,946
                                                                    ---------------------    ---------------------
                                                                               17,198,030               15,348,046
Shareholder's equity:
   Common stock ($100 par value):
     Authorized--50,000 shares
     Issued and outstanding--15,300 shares                                          1,530                    1,530
   Additional paid-in capital                                                     209,257                  241,791
   Retained earnings                                                              723,051                  632,098
   Net unrealized investment gains                                                401,889                  188,248
                                                                    ---------------------    ---------------------
                                                                                1,335,727                1,063,667
                                                                    ---------------------    ---------------------

                                                                    $          18,533,757    $          16,411,713
                                                                    =====================    =====================



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

                                                                                Year Ended December 31
                                                                        1997             1996             1995
                                                                 ----------------  ---------------  ----------
                                                                                    (In thousands)

Revenues:
   Premiums and other considerations                             $       146,516   $       219,381  $       294,163
   Net investment income                                               1,076,951         1,037,417          956,134
   Net realized investment gains                                          23,333             8,333           19,023
                                                                 ---------------   ---------------  ---------------
             TOTAL REVENUES                                            1,246,800         1,265,131        1,269,320


Benefits:
   Benefits paid or provided                                             938,170           937,084          860,118
   Increase (decrease) in policy reserves and
     liabilities                                                         (13,815)           51,508          158,040
                                                                 ----------------  ---------------  ---------------
                                                                         924,355           988,592        1,018,158

Expenses:
   Amortization of deferred policy
     acquisition costs                                                    32,930            16,949           12,048
   Salaries and salary related expenses                                   48,834            46,261           38,846
   Other expenses                                                         44,764            63,993           46,889
                                                                 ---------------   ---------------  ---------------
                                                                         126,528           127,203           97,783
                                                                 ---------------   ---------------  ---------------
                                 TOTAL BENEFITS AND EXPENSES           1,050,883         1,115,795        1,115,941
                                                                 ---------------   ---------------  ---------------

              INCOME BEFORE INCOME TAXES                                 195,917           149,336          153,379

Provision for income taxes                                                64,964            50,568           80,532
                                                                 ---------------   ---------------  ---------------

                                                  NET INCOME     $       130,953   $        98,768  $        72,847
                                                                 ===============   ===============  ===============



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY


                                                                                                               Net
                                                                                                           Unrealized
                                                                           Additional                      Investment
                                                     Common Stock            Paid-in        Retained         Gains
                                                Shares        Amount         Capital       Earnings        (Losses)
                                                                (in thousands, except for share data)

Balance at January 1, 1995                       15,000    $     1,500   $    239,895   $     460,483    $    (215,664)

   Net income                                                                                  72,847
   Common stock issued                              300             30
   Capital contributions from
     parent                                                                     1,666
   Change in net unrealized
     investment gains                                                                                          566,754

Balance at December 31, 1995                     15,300          1,530        241,561         533,330          351,090

   Net income                                                                                  98,768
   Common stock issued
   Capital contributions from                                                     230
     parent
   Change in net unrealized
     investment losses                                                                                        (162,842)

Balance at December 31, 1996                     15,300          1,530        241,791         632,098          188,248

   Net income                                                                                 130,953
   Capital transactions with
     parent                                                                   (32,534)
   Dividends declared                                                                         (40,000)
   Change in net unrealized
     investment gains                                                                                          213,641

Balance at December 31, 1997                     15,300    $     1,530   $    209,257   $     723,051    $     401,889
                                             ==========    ===========   ============   =============    =============



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                      Year Ended December 31
                                                                           1997                1996               1995
                                                                     -----------------  ------------------  ----------
                                                                                          (In thousands)
OPERATING ACTIVITIES
   Net income                                                        $         130,953   $          98,768  $          72,847
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Changes in:
         Reinsurance recoverable
           and accounts receivable                                               9,183             (30,699)           (19,588)
         Policy liabilities                                                    605,480             589,476            647,724
         Other assets, accounts payable and other
           liabilities, and income taxes                                      (118,713)             66,536            (88,884)
       Policy acquisition costs deferred                                       (64,316)            (57,498)           (50,483)
       Amortization of deferred policy acquisition costs                        31,998              16,969             13,910
       Net realized gains on investment transactions                           (22,401)             (8,353)           (20,885)
       Other                                                                     1,893             (18,875)            26,818
                                                                     -----------------   -----------------  -----------------

                                            NET CASH PROVIDED BY
                                            OPERATING ACTIVITIES               574,077             656,324            581,459


INVESTMENT ACTIVITIES
   Purchases of securities                                                  (5,166,388)         (4,044,338)        (3,873,531)
   Purchases of other investments                                              (26,067)           (114,058)          (219,898)
   Sales of securities                                                       4,350,361           2,669,548          2,386,893
   Sales of other investments                                                   61,616             117,881             70,071
   Maturities of securities                                                    279,040             247,411            252,315
   Net change in short-term investments                                        (43,016)             12,187            (15,466)
  Other                                                                         (2,097)             (5,614)            (6,204)
                                                                     -----------------   -----------------  -----------------

                                                NET CASH USED BY
                                            INVESTING ACTIVITIES              (546,551)         (1,116,983)        (1,405,820)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                               4,162,515           4,254,998          3,321,069
   Withdrawals from policyholder contract deposits                          (4,145,865)         (3,812,392)        (2,477,169)
   Dividends paid to parent or its affiliates                                  (40,000)                  -                  -
   Capital contribution from parent                                                  -                   -                 30
                                                                     -----------------   -----------------  -----------------

                                  NET CASH (USED BY) PROVIDED BY
                                            FINANCING ACTIVITIES               (23,350)            442,606            843,930
                                                                     -----------------   -----------------  -----------------

                                     INCREASE (DECREASE) IN CASH                 4,176             (18,053)            19,569

Cash at beginning of year                                                        4,368              22,421              2,852
                                                                     -----------------   -----------------  -----------------

                                             CASH AT END OF YEAR     $           8,544   $           4,368  $          22,421
                                                                     =================   =================  =================



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Life Insurance and Annuity Company ("TALIAC") and its subsidiary (collectively, "the
Company") engage in providing life insurance, pension and annuity products, structured settlements and investments, which are distributed through a network of independent and company-affiliated agents and independent brokers. The
Company's customers are primarily in the United States.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Use of Estimates: Certain amounts reported in the accompanying consolidated financial statements are based on the management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1997, the Financial Accounting Standards Board issued a new standard on reporting comprehensive income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This standard is effective for interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for all periods presented will be required upon adoption. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the Company's consolidated results of operations or financial position.

In 1997, the Company adopted the Financial Accounting Standards Board's new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1995, the Company adopted the Financial Accounting Standards Board's standard on accounting for impairment of loans which requires that an impaired loan be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. There was no material effect on the consolidated financial position or results of operations of the Company.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of TALIAC and its subsidiary, Transamerica Assurance Company, both of which operate primarily in the life insurance industry. TALIAC is a wholly owned subsidiary of Transamerica Occidental Life Insurance Company (TOLIC) which is an indirect wholly owned subsidiary of Transamerica Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments:  Investments are shown on the following bases:

       Fixed maturities--All debt securities, including redeemable preferred stocks, are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines. Derivative instruments are also reported as a component of fixed maturities and are carried at fair value if designated as hedges of securities available for sale or at amortized cost if designated as hedges of liabilities. See Note K - Financial Instruments.

       Equity securities available for sale (common and nonredeemable preferred stocks)--at fair value. The Company does not carry any equity securities principally for the purpose of trading.

       Mortgage  loans  on  real  estate--at   unpaid  balances,   adjusted  for
       amortization  of  premium  or  discount,   less  allowance  for  possible
       impairment.

       Policy loans--at unpaid balances.

       Other  long-term   investments--at  cost,  less  allowance  for  possible
impairment.

       Short-term investments--at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined generally on a specific identification basis. The Company reports realized gains and losses on investment transactions in the accompanying consolidated statement of income, net of the amortization of deferred policy acquisition costs when such amortization results from the realization of gains or losses other than as originally anticipated on the sale of investments associated with interest-sensitive products. Changes in fair values of fixed maturities available for sale and equity securities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and reserves for future policy benefits, net of deferred income taxes as a separate component of shareholder's equity and, accordingly, have no effect on net income.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, and certain variable sales, underwriting and issue and field office expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC related to non-traditional and investment-type products is adjusted as if the unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate Accounts: The Company administers segregated asset accounts for certain holders of variable annuity contracts and other pension deposit contracts. The assets held in these Separate Accounts are invested primarily in fixed maturities, mutual funds, equity securities, other marketable securities, and short-term investments. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities, single premium immediate annuities, guaranteed investment contracts, and other group pension deposit contracts that do not have mortality or morbidity risk. Policyholder contract deposits on non-traditional life insurance and investment-type products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 3.0% to 9.7% in 1997 and 3.2% to 9.5% in 1996 and 2.8% to 10% in
1995.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include limited-payment life insurance policies, annuities with life contingencies and term life insurance policies. The reserves for future policy benefits for traditional life insurance products have been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. Interest assumptions range from 2.25% in earlier years to 11.82%. Reserves for future policy benefits are evaluated as if unrealized gains or losses on securities available for sale were realized and adjusted for any resultant premium deficiencies. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

Income Taxes: The Company is included in the consolidated federal income tax return of TOLIC which, with its domestic subsidiaries and affiliates, is included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires the Company to accrue and settle income tax obligations in amounts that would result if the Company filed separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded and private placements, fair values are estimated using values obtained from independent pricing services. Fair values for derivative instruments, including off-balance-sheet instruments, are estimated using values obtained from independent pricing services.

Fair values for equity securities are based on quoted market prices.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

The carrying amounts of short-term investments, cash, and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturities consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying consolidated balance sheet.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS

The cost and fair value of fixed maturities and equity securities available for sale are as follows (in thousands):


                                                                             Gross              Gross
                                                                          Unrealized         Unrealized             Fair
                                                          Cost               Gain               Loss                Value
December 31, 1997

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                     $         134,940   $         38,105   $               -  $         173,045
   Obligations of states and political
     subdivisions                                             84,372              4,450                   3             88,819
   Foreign governments                                        30,050              4,642                   -             34,692
   Corporate securities                                    9,413,812            502,196              29,974          9,886,034
   Public utilities                                        1,658,497            128,976                 300          1,787,173
   Mortgage-backed securities                              2,455,496            206,585                 664          2,661,417
   Redeemable preferred stocks                                48,069             21,396               8,809             60,656
                                                   -----------------   ----------------   -----------------  -----------------

                         Total fixed maturities    $      13,825,236   $        906,350   $          39,750  $      14,691,836
                                                   =================   ================   =================  =================

   Equity securities                               $          30,954   $         90,542   $          2,418   $         119,078
                                                   =================   ================   ================   =================

December 31, 1996

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                     $         133,066   $         14,715   $              49  $         147,732
   Obligations of states and political
     subdivisions                                            116,066              2,285                  46            118,305
   Foreign governments                                        30,162              2,057                   -             32,219
   Corporate securities                                    7,649,254            273,390              58,781          7,863,863
   Public utilities                                        1,700,327             80,106               8,331          1,772,102
   Mortgage-backed securities                              3,546,032            166,605              29,532          3,683,105
   Redeemable preferred stocks                                65,285             10,280               4,992             70,573
                                                   -----------------   ----------------   -----------------  -----------------

                         Total fixed maturities    $      13,240,192   $        549,438   $         101,731  $      13,687,899
                                                   =================   ================   =================  =================

   Equity securities                               $          31,749   $         58,095   $          2,032   $          87,812
                                                   =================   ================   ================   =================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

The cost and fair value of fixed maturities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                                  Fair
                                                                                Cost              Value
     Maturity

     Due in 1998                                                          $        355,557  $        361,307
     Due in 1999-2002                                                            2,464,514         2,530,987
     Due in 2003-2007                                                            3,050,649         3,213,985
     Due after 2007                                                              5,450,951         5,863,484
                                                                          ----------------  ----------------
                                                                                11,321,671        11,969,763

     Mortgage-backed securities                                                  2,455,496         2,661,417
     Redeemable preferred stock                                                     48,069            60,656
                                                                          ----------------  ----------------

                                                                          $     13,825,236  $     14,691,836
                                                                          ================  ================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

As of December 31, 1997, the Company held total investments in each of the following issuers, other than the United States Government or a United States Government agency or authority, which exceeded 10% of total shareholder's equity (in thousands) (See Note H.):


     Name of Issuer                            Carrying Value

     TA CBO I Inc.                          $           233,292
     MBNA Corporation                                   177,992
     Secured Bond Trust 1997-1                          227,588
     Hill Street Funding                                419,253
     Olive Street Funding                               172,020

The carrying value of assets on deposit with public officials in compliance with regulatory requirements was $15.3 million at December 31, 1997 and $14.8 million at December 31, 1996.

Net investment income (expense) by major investment category is summarized as follows (in thousands):

                                                                            1997               1996               1995
                                                                       ---------------   ----------------   ----------

     Fixed maturities                                                  $     1,047,214    $      1,003,698   $        929,826
     Equity securities                                                           2,115               1,915                708
     Mortgage loans on real estate                                              33,681              33,432             26,322
     Real estate                                                                     8                 320                462
     Policy loans                                                                  988                 841                693
     Other long-term investments                                                     -                (518)               442
     Short-term investments                                                      4,277               4,685              5,375
                                                                       ---------------    ----------------   ----------------
                                                                             1,088,283           1,044,373            963,828
     Investment expenses                                                       (11,332)             (6,956)            (7,694)
                                                                       ---------------    ----------------   ----------------

                                                                       $     1,076,951    $      1,037,417   $        956,134
                                                                       ===============    ================   ================

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

Significant components of net realized investment gains are as follows (in thousands):

                                                                              1997               1996              1995
                                                                       ----------------  -----------------  -----------

     Net gains (losses) on disposition of investment in:
        Fixed maturities                                               $         (7,824)  $          6,247   $         29,272
        Equity securities                                                        39,075              7,023              3,206
        Other                                                                     1,524               (175)               220
                                                                       ----------------   ----------------   ----------------
                                                                                 32,775             13,095             32,698
     Provision for impairment                                                   (10,374)            (4,742)           (11,813)
     Accelerated amortization of DPAC                                               932                (20)            (1,862)
                                                                       ----------------   ----------------   ----------------

                                                                       $         23,333   $          8,333   $         19,023
                                                                       ================   ================   ================


The components of net gains (losses) on disposition of investment in fixed maturities are as follows (in thousands):

                                                                              1997              1996               1995
                                                                       ----------------  -----------------  -----------

     Gross gains                                                       $         43,422   $         22,962   $         31,163
     Gross losses                                                               (51,246)           (16,715)            (1,891)
                                                                       -----------------  ----------------   ----------------

                                                                       $         (7,824)  $          6,247   $         29,272
                                                                       =================  ================   ================

Proceeds from disposition of investments in fixed maturities available for sale were $4,260.1 million in 1997, $2,652.5 million in 1996 and $2,308.6 million in 1995.

The costs of certain investments have been reduced by the following allowances for impairment in value (in thousands):

                                                                                              December 31
                                                                                      1997              1996

     Fixed maturities                                                             $        31,869  $        22,495
     Mortgage loans on real estate                                                         12,031           11,031
                                                                                  ---------------  ---------------

                                                                                  $        43,900  $        33,526
                                                                                  ===============  ===============


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

The  components  of  net  unrealized   investment   gains  in  the  accompanying
consolidated balance sheet are as follows (in thousands):

                                                                           December 31
                                                                  1997                    1996
                                                          --------------------    ------------

     Unrealized gains on investment in:
        Fixed maturities                                  $            866,600   $            447,707
        Equity securities                                               88,124                 56,063
                                                          --------------------   --------------------
                                                                       954,724                503,770

     Fair value adjustments to:
        DPAC                                                           (55,434)               (19,159)
        Reserves for future policy benefits                           (281,000)              (195,000)
                                                          ---------------------  --------------------
                                                                      (336,434)              (214,159)

     Related deferred taxes                                           (216,401)              (101,363)
                                                          ---------------------  --------------------

                                                          $            401,889   $            188,248
                                                          ====================   ====================


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                   1997                   1996                   1995
                                                          --------------------   --------------------   -------------

     Balance at beginning of year                         $            248,442   $            198,349   $            238,526

        Amounts deferred:
          Commissions                                                   42,960                 39,736                 34,717
          Other                                                         21,356                 17,762                 15,766
        Amortization attributed to:
          Net gain on disposition of investments                           932                    (20)                (1,862)
          Operating income                                             (32,930)               (16,949)               (12,048)
        Fair value adjustment                                          (36,275)                 9,564                (76,750)
                                                          ---------------------  --------------------   --------------------

     Balance at end of year                               $            244,485   $            248,442   $            198,349
                                                          ====================   ====================   ====================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                             December 31
                                                                                      1997                1996
                                                                              ------------------  ------------

    Liabilities for investment-type products                                   $       10,569,050  $       10,050,058
    Liabilities for non-traditional life insurance products                               316,943             221,243
                                                                               ------------------  ------------------

                                                                               $       10,885,993  $       10,271,301
                                                                               ==================  ==================

Reserves for future policy benefits were evaluated as if the unrealized gains on securities available for sale had been realized and adjusted for resultant premium deficiencies by $281 million as of December 31, 1997, $195 million as of December 31, 1996 and $339 million as of December 31, 1995.


NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                             December 31
                                                                                      1997                1996
                                                                              ------------------  ------------

     Current tax liabilities                                                   $           19,613  $              963
     Deferred tax liabilities                                                             237,639             114,494
                                                                               ------------------  ------------------

                                                                               $          257,252  $          115,457
                                                                               ==================  ==================

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                             December 31
                                                                                      1997                1996
                                                                              ------------------  ------------

     Deferred policy acquisition costs                                         $           93,754  $           85,629
     Unrealized investment gains                                                          216,401             101,363
                                                                               ------------------  ------------------
        Total deferred tax liabilities                                                    310,155             186,992
                                                                               ------------------  ------------------
     Life insurance policy liabilities                                                    (56,648)            (60,263)
     Provision for impairment of investments                                              (15,365)            (11,734)
     Other-net                                                                               (503)               (501)
                                                                               ------------------  ------------------
        Total deferred tax assets                                                         (72,516)            (72,498)
                                                                               ------------------  ------------------

                                                                               $          237,639  $          114,494
                                                                               ==================  ==================

The Company offsets all deferred tax assets and liabilities and presents them in a single amount in the consolidated balance sheet.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE E--INCOME TAXES

Components of provision for income taxes are as follows (in thousands):

                                                                       1997                  1996                  1995
                                                               ------------------    ------------------    ------------

     Current tax expense                                       $           56,857    $           34,627    $           20,335
     Deferred tax expense                                                   8,107                15,941                60,197
                                                               ------------------    ------------------    ------------------

                                                               $           64,964    $           50,568    $           80,532
                                                               ==================    ==================    ==================

The differences between federal income taxes computed at the statutory rate and the provision for income taxes as reported are as follows (in thousands):

                                                                       1997                  1996                  1995
                                                               ------------------    ------------------    ------------

     Income before income taxes                                $          195,917    $          149,336    $          153,379
     Tax rate                                                                  35%                   35%                   35%
                                                               ------------------    ------------------    ------------------
     Federal income taxes at statutory rate                                68,571                52,268                53,683
     Income not subject to tax                                             (1,374)                 (855)                 (532)
     Adjustment to deferred tax asset                                           -                     -                28,300
     Other                                                                 (2,233)                 (845)                 (919)
                                                               ------------------    ------------------    ------------------

                                                               $           64,964    $           50,568    $           80,532
                                                               ==================    ==================    ==================

In 1995, the Company determined that certain deferred tax assets were not realizable and wrote down the deferred tax assets by $28.3 million.

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983 pursuant to the Deficit Reduction Act of 1984. This amount becomes subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1997 was $20.3 million. At December 31, 1997, $724 million was available for payment of dividends without such tax consequences. No income taxes has been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

Income taxes of $38.2 million, $39.9 million and $29.0 million, were paid principally to the parent in 1997, 1996 and 1995, respectively.


NOTE F--REINSURANCE

The Company is involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses; however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE F--REINSURANCE (Continued)

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                                 Ceded to                Assumed
                                            Direct                 Other                from the                 Net
                                            Amount               Companies               Parent                Amount
1997
   Life insurance in force,
     at end of year                  $        31,178,888   $        26,957,773   $                 -   $        4,221,115
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           197,440   $            97,155   $            46,231   $          146,516
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           528,162   $            37,052   $           447,060   $          938,170
                                     ===================   ===================   ===================   ==================

1996
   Life insurance in force,
     at end of year                  $        25,452,566   $         5,773,367   $                 -   $       19,679,199
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           140,479   $            34,965   $           113,867   $          219,381
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           663,344   $                68   $           273,808   $          937,084
                                     ===================   ===================   ===================   ==================

1995
   Life insurance in force,
     at end of year                  $        17,685,133   $         4,540,826   $                 -   $       13,144,307
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           272,272   $            28,393   $            50,284   $          294,163
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           588,044   $               520   $           272,594   $          860,118
                                     ===================   ===================   ===================   ==================


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by noncontributory defined pension benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the plans generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are invested principally in publicly listed stocks and bonds.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Continued)

The Company's total pension costs (benefits) recognized for all plans were $0.4 million in 1997, $(1.5) million in 1996 and $0.4 million in 1995, all of which related to the plan sponsored by Transamerica Corporation. The plans sponsored by the Company are not material to the consolidated financial position of the Company.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant in 1997, 1996 and 1995.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with Transamerica Corporation and certain of its affiliates in the normal course of operations. These transactions include reinsurance (see Note F), administration of pension funds, loans and advances, investments in a money market fund managed by an affiliated company, rental of space, and other specialized services. At December 31, 1997, pension funds administered for these related companies aggregated $1,467.4 million ($1,067.9 million in 1996) and the investment in an affiliated money market fund, included in short-term investments, was $51.1 million ($13.1 million in 1996).

During 1996, the Company transferred certain below investment grade bonds with an aggregate book value of $242 million, including an aggregate interest receivable of $5.6 million to a special purpose subsidiary of Transamerica Corporation in exchange for assets with a fair value of $247.4 million, comprised of collateralized higher-rated bond obligations of $233.3 million issued by the special purpose subsidiary and cash of $14.1 million. The excess of fair value of the consideration received over the book value of the bonds transferred is included in net realized investment gains.

During 1995, the Company transferred real estate with an aggregate book value of $7.4 million to an affiliate within the Transamerica Corporation group of consolidated companies and cash of $25.2 million to the parent in exchange for mortgage loans of $35.1 million. The excess of fair value of the consideration received over the book value of the real estates transferred, net of related tax payable to the parent, is included as a capital contribution.

During 1997, equity securities with a fair value of $50 million (cost of $2.6 million) were received from Transamerica Corporation in payment of a $50 million note. The excess of fair value over cost ($47.4 million) was reclassified from additional paid-in capital to unrealized gain. The Company also received a capital contribution of $14.9 million from its parent.


NOTE I--REGULATORY MATTERS

TALIAC and its subsidiary are subject to state insurance laws and regulations, principally those of the Company's state of incorporation. Such regulations include the risk-based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE I--REGULATORY MATTERS (Continued)

operations for the preceding year. The insurance department of the domiciliary state recognizes these amounts as determined in conformity with statutory accounting practices prescribed or permitted by the insurance department, which vary in some respects from generally accepted accounting principles. The Company's statutory net income and statutory capital and surplus which are represented by TALIAC's net income and capital and surplus are summarized as follows (in thousands):

                                                      1997                  1996                  1995
                                              -------------------   -------------------   ------------

     Statutory net income                     $           128,897    $            75,836   $            69,103
     Statutory capital and surplus, at
        end of year                                       707,487                596,526               527,276


NOTE J--COMMITMENTS AND CONTINGENCIES

The Company issues synthetic guaranteed investment contracts which guaranty, in exchange for a fee, the liquidity of pension plans to pay certain qualified benefits if other sources of plan liquidity are exhausted. Unlike traditional guaranteed investment contracts, the plan sponsor retains the credit risk in a synthetic contract while the Company assumes some limited degree of interest rate risk. To minimize the risk of loss, the Company underwrites these contracts based on plan sponsor agreement, at the inception of the contract, on investment guidelines to be followed, including overall portfolio credit and maturity requirements. Adherence to these investment requirements is monitored regularly by the Company. At December 31, 1997, commitments to maintain liquidity for benefit payments on notional amounts of $3.3 billion were outstanding compared to $1.9 billion in 1996.

The Company is subject to mandatory assessments by state guaranty funds to cover losses to policyholders of those insurance companies that are under regulatory supervision. Certain states allow such assessments to be used to reduce future premium taxes. The Company estimates and recognizes its obligation for guaranty fund assessments, net of premium tax deductions, based on the survey data provided by National Organization of Life and Health Insurance Guaranty Associations. At December 31, 1997 and 1996, the estimated exposures and the resultant accruals recorded were not material to the consolidated financial position or results of operations of the Company.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE J--COMMITMENTS AND CONTINGENCIES (Continued)

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expenses for equipment and properties were $4.3 million in 1997, $6.9 million in 1996 and $3.3 million in 1995. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 (in thousands):

  Year ending December 31:
              1998              $            1,979
              1999                           1,894
              2000                           1,670
              2001                           1,587
              2002                           1,453
          Later years                       12,436

                                $           21,019
                                ==================

The Company is a defendant in various legal actions arising from its operations. These include legal actions against its subsidiary similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the subsidiary and plaintiffs' counsel entered into a settlement which was approved on June 26, 1997. The settlement required prompt notification of affected policyholders. Administrative and policy benefit costs associated with the settlement are not material to the Company. Additional costs related to the settlement are not currently determinable. In the opinion of management, any ultimate liability which might result from other litigation would not have a materially adverse effect on the combined financial position of the Company or the results of its operations.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                                       December 31
                                                      --------------------------------------------
                                                                      1997                                   1996
                                                      -----------------------------------    --------------------
                                                            Carrying             Fair            Carrying            Fair
                                                              Value              Value             Value             Value
Financial Assets:
   Fixed maturities available for sale                 $     14,691,836   $     14,691,836  $     13,687,899  $     13,687,899
   Equity securities available for sale                         119,078            119,078            87,812            87,812
   Mortgage loans on real estate                                365,454            404,437           395,855           413,798
   Policy loans                                                  19,433             19,433            20,362            20,362
   Short-term investments                                        76,806             76,806            33,790            33,790
   Cash                                                           8,544              8,544             4,368             4,368
   Accrued investment income                                    242,606            242,606           177,420           177,420

Financial Liabilities:
   Liabilities for investment-type contracts:
     Single and flexible premium
       deferred annuities                                     3,971,539          3,695,431         3,890,964         3,623,710
     Single premium immediate annuities                          89,474             92,469            90,133            90,256
     Guaranteed investment contracts                          2,811,890          2,843,680         2,790,663         2,811,556
     Other deposit contracts                                  3,696,147          3,739,713         3,278,298         3,319,115

Off-balance-sheet assets (liabilities):
   Interest rate swap agreements
     hedges of liabilities in a:
       Receivable position                                            -              7,416                 -            37,348
       Payable position                                               -             (3,643)                -            (5,095)



TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

The Company enters into various interest rate agreements in the normal course of business, primarily as a means of managing its interest rate exposure in connection with asset and liability management.

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate.

Interest rate floor and cap agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements or rise above specified levels under interest rate cap agreements. A swaption generally provides for an option to enter into an interest rate swap agreement in the event of unfavorable interest rate movements. These agreements generally require upfront premium payments. The costs of swaptions and interest rate floor and cap agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. Any conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

Gains or losses on terminated interest rate agreements are deferred and amortized over the remaining life of the underlying assets or liabilities being hedged.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

The  information  on  derivative   instruments  is  summarized  as  follows  (in
thousands):

                                                                Aggregate             Weighted
                                                                Notional               Average
                                                                 Amount              Fixed Rate           Fair Value
December 31, 1997
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                $          237,868              7.20%      $             (586)
       Floating rate interest                                        275,905              6.46%                   2,751
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                             311,538              -                        (162)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC
     pays:
       Fixed rate interest                                                 -              -                           -
       Floating rate interest                                      1,429,834              6.25%                   5,334
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                             304,820              -                      (1,565)
   Interest rate floor agreements                                    160,500              7.00%                  13,434
   Swaptions                                                       1,826,030              4.90%                  27,495
   Other                                                               4,466              -                       1,449

December 31, 1996
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                $          240,035    $         6.69%      $            1,970
       Floating rate interest                                        245,905              6.76%                   5,711
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                             312,118              -                      (8,989)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC
     pays:
       Fixed rate interest                                            60,000              4.39%                     333
       Floating rate interest                                      1,323,953              6.16%                  31,477
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                              58,585              -                         443
   Interest rate floor agreements                                    160,500              7.00%                  11,107
   Interest rate cap agreements                                            -              -                           -
   Swaptions                                                       1,827,570              4.93%                  10,403


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Activities with respect to the notional amounts are summarized as follows (in thousands):

                                             Beginning                                                                End
                                              of Year        Additions        Maturities       Terminations         of Year
1997:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       798,058  $      144,011  $        91,858  $         24,900   $       825,311
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                      1,442,538       1,263,016          955,900            15,000         1,734,654
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Swaptions                                    1,827,570               -                -             1,540         1,826,030
   Other                                                -           4,466                -                 -             4,466
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $     4,228,666  $    1,411,493  $     1,047,758  $         41,440   $     4,550,961
                                          ===============  ==============  ===============  ================   ===============
1996:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       350,173  $      516,497  $        53,554  $         15,058   $       798,058
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                      1,034,678       1,411,285          902,225           101,200         1,442,538
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Interest rate cap agreements                   250,000               -          250,000                 -                 -
   Swaptions                                    1,117,140         820,000          109,570                 -         1,827,570
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $     2,912,491  $    2,747,782  $     1,315,349  $        116,258   $     4,228,666
                                          ===============  ==============  ===============  ================   ===============
1995:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       184,777  $      246,791  $        59,948  $         21,447   $       350,173
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                        501,545       1,023,910          460,777            30,000         1,034,678
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Interest rate cap agreements                   100,000         250,000          100,000                 -           250,000
                                                        -       1,117,140                -                 -         1,117,140
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $       946,822  $    2,637,841  $       620,725  $         51,447   $     2,912,491
                                          ===============  ==============  ===============  ================   ===============


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, derivatives, fixed maturities, mortgage loans on real estate and reinsurance recoverables. The Company places its temporary cash investments and enters into derivative transactions with high credit quality financial institutions. Concentrations of credit risk with respect to investments in fixed maturities and mortgage loans on real estate are limited due to the large number of such investments and their dispersion across many different industries and geographic areas. The Company places reinsurance with only highly rated insurance companies. At December 31, 1997, the Company had no significant concentration of credit risk.

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements:

          All required financial statements are included in Parts A and B of this Registration Statement.

     (b)  Exhibits:


(1) Resolutions of Board of Directors of Transamerica Life Insurance and Annuity Company (the "Company") authorizing the creation of Separate Account VA-7 (the "Separate Account"). 1/

         (2) Not Applicable.

(3) Form of Underwriting Agreement between the Company, the Separate Account and Transamerica Securities Sales Corporation. 1/

         (4) Forms of Flexible Premium Deferred Variable Annuity Contracts.
A) Form of Flexible Premium Deferred Variable Annuity Contract for Transamerica Bounty Variable Annuity. Guaranteed Minimum Death Benefit Rider
           and Guaranteed Minimum Income Rider. 1/


             (5) Form of Application for Flexible Premium Variable Annuity. 1/

(6) (a) Articles of Incorporation of Transamerica Life Insurance and Annuity
                  Company. 1/

(b) By-Laws of Transamerica Life Insurance and Annuity Company. 1/

              (7) Not Applicable.

              (8) Form of Participation Agreements.
                   (a) re The Alger American Fund 1
                   (b) re Alliance Variable Products Series Fund, Inc. 1
                   (c) re Dreyfus Variable Investment Fund 1
                   (d) re Janus Aspen Series 1
                   (e) re MFS Variable Insurance Trust 1
                   (f) re Morgan Stanley Universal Funds, Inc. 1
                   (g) re OCC Accumulation Trust 1
                   (h) re Transamerica Variable Insurance Fund, Inc. 1

          (9) Opinion and Consent of Counsel. 1/

          (10)      (a)  Consent of Counsel.


                     (b)  Consent of Independent Auditors. 1/ 2/


          (11) No financial statements are omitted from Item 23.

         (12)      Not Applicable.

          (13)      Performance Data Calculations.

         (14)      Not Applicable.

            (15)      Powers of Attorney. 1

----------------------------


1/ Incorporated by reference to the like-numbered exhibit to the initial filing of the registration statement of Transamerica Life Insurance and Annuity Company's Separate Account VA-7 on Form N-4, File No.
333-57697 (June 25, 1998).
2/       Filed herewith.



Items 25.  Directors and Officers of the Depositor.

     The names of Directors and Executive Officers of the Company, their positions and offices with the Company, and their other affiliations are as follows. The address of Directors and Executive Officers is 1150 South Olive Street, Los Angeles, California 90015-2211, unless indicated by asterisk.

List of Directors of Transamerica Life Insurance and Annuity Company

Robert Abeles              Richard N. Latzer
Thomas J. Cusack           Karen MacDonald
James W. Dederer           Gary U. Rolle'
                  Paul E. Rutledge III
George A. Foegele          T. Desmond Sugrue
David E. Gooding  Bruce A. Turkstra
Edgar H. Grubb             Nooruddin Veerjee
Frank C. Herringer         Robert A. Watson

List of Officers for Transamerica Life Insurance and Annuity Company

Thomas J. Cusack                    Chairman

Paul E. Rutledge III                President - Reinsurance Division
Nooruddin S. Veerjee FSA            President
Bruce A. Turkstra         Executive Vice President and Chief Information Officer
Robert Abeles              Executive Vice President and Chief Financial Officer
James W. Dederer CLU                General Counsel and Secretary
Nicki Bair FSA                       Senior Vice President
Roy Chong-Kit                       Senior Vice President and Chief Actuary
Bruce Clark                                 Senior Vice President
Karen MacDonald                      Senior Vice President and Corporate Actuary
John O. Myers                       Senior Vice President
Larry H. Roy                        Senior Vice President
William R. Wellnitz FSA             Senior Vice President and Actuary
Richard N. Latzer                   Chief Investment Officer
Gary U. Rolle' CFA                  Chief Investment Officer
Stephen J. Ahearn                    Investment Officer
John M. Casparian                      Investment Officer
Heather E. Creeden                    Investment Officer
Colin Funai                          Investment Officer
William L. Griffin                  Investment Officer
Matthew W. Kuhns                      Investment Officer
Michael G. Luongo                       Investment Officer
Matthew A. Palmer          Investment Officer
Thomas C. Pokorski                      Investment Officer
Susan A. Silbert                         Investment Officer
Philip W. Treick                     Investment Officer
Jeffrey S. Van Harte                    Investment Officer
Paul Wintermute                       Investment Officer
Lawrence M. Agin FSA                   Vice President & Associate Actuary
Michael Barnhart                    Regional Vice President
Frank Beardsley                          Vice President
Marsha Blackman                        Vice President
Nancy Blozis                        Vice President and Controller
Jim Bowman                          Vice President
Rose Ann Bremser                     Vice President
David Chernow                         Vice President
Matt Coben                          Vice President
Catherine Collinson                 Vice President
John Dohmen                         Vice President
Thomas P. Dolan                     Vice President
J. Peter Donlon                     Vice President
Harry Dunn                          Vice President and Chief Actuary
Paul Hankowitz MD                       Vice President & Chief Medical Director
Meheriar Hasan                       Vice President
Thomas Hauptli                      Vice President
Phoebe Huang                        Vice President
Zahid Hussain                       Vice President and Associate Actuary
Ahmad Kamil                          Vice President & Associate Actuary
Michael Kappos                      Vice President
Ken Kilbane                         Vice President
Richard Lau                         Vice President
Carl Macero             Vice President and Chief Reinsurance Underwriter
Maureen McCarthy                    Vice President
Philip McHale                       Vice President and Chief Underwriter
Vic Modugno                           Vice President & Associate Actuary
Paul L. Norris FSA                  Vice President & Actuary
Thomas P. O'Neill                    Vice President
Donald P. Radisich                  Vice President
William N. Scott FLMI                  Vice President
Christina Stiver                    Vice President
Karen Stout                           Vice President
James O. Strand                        Vice President
Alice Su                                    Vice President
Bill Tate                                   Vice President
Colleen Vandermark                  Vice President
Richard L. Weinstein FSA            Vice President & Associate Actuary
Timothy Weis                        Vice President
Ronald Wolfe                        Regional Vice President
Sally S. Yamada CPA, FLMI           Vice President & Treasurer
Sandra Bailey-Whichard              Second Vice President
Daniel J. Bohmfalk                  Second Vice President and Associate Actuary
Barry Buner                         Second Vice President
Reid A. Evers          Second Vice President & Assistant General Counsel
David Fairhall FSA                   Second Vice President & Associate Actuary
Toni Forge                          Second Vice President
Selma Fox                           Second Vice President
Sharon Haley                        Second Vice President
Brian E. Hoyt                       Second Vice President
Andrew G. Kanelos          Second Vice President
Karin Kemenes                          Second Vice President
Catherine A. Lenton                 Second Vice President
Liwen Lien                          Second Vice President
Danny Mahoney                       Second Vice President
Clay Moye                           Second Vice President
Daniel A. Norwick          Second Vice President
Paul W. Reisz                       Second Vice President
Beverly Rockecharlie                Second Vice President
Frank Snyder                        Second Vice President
Michael Stein                       Second Vice President
Suzette Stover-Hoyt       Second Vice President and Assistant Secretary
Boning Tong                         Second Vice President and Associate Actuary
Emily Urbano                         Second Vice President
Joan Ward                           Second Vice President
Aldo Davanzo                        Assitant Secretary
Kamran Haghighi                     Tax Officer
Kim A. Tursky                       Assistant Secretary
Virginia M. Wilson                   Controller
James Wolfenden                     Statement Officer

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     Registrant is a separate account of Transamerica Life Insurance and Annuity Company, is controlled by the Contract Owners, and is not controlled by or under common control with any other person. The Depositor, Transamerica Life Insurance and Annuity Company, is wholly owned by Transamerica Occidental Life Insurance Company, which is wholly owned by Transamerica Insurance Corporation of California (Transamerica-California). Transamerica-California may be deemed to be controlled by its parent, Transamerica Corporation.

     The following chart indicates the persons controlled by or under common control with Transamerica.


                     TRANSAMERICA CORPORATION AND SUBSIDIARIES
                      WITH STATE OR COUNTRY OF INCORPORATION
Transamerica Corporation - DE
      ARC Reinsurance Corporation - HI
         Transamerica Management, Inc. - DE
            Criterion Investment Management Company - TX
      Inter-America Corporation - CA
      Mortgage Corporation of America - CA
      Pyramid Insurance Company, Ltd. - HI
         Pacific Cable Ltd. - Bmda.
            TC Cable, Inc. - DE
      RTI Holdings, Inc. - DE
      Transamerica Airlines, Inc. - DE
      Transamerica Business Technologies Corporation - DE
      Transamerica CBO I, Inc. - DE
      Transamerica Corporation (Oregon) - OR
      Transamerica Delaware, L.P. - DE
      Transamerica Finance Corporation - DE
         TA Leasing Holding Co., Inc. - DE
            Trans Ocean Ltd. - DE
               Trans Ocean Container Corp. - DE
                  SpaceWise Inc. - DE
                  TOD Liquidating Corp. - CA
                  TOL S.R.L. - Itl.
                  Trans Ocean Container Finance Corp. - DE
                  Trans Ocean Leasing Deutschland GmbH - Ger.
                  Trans Ocean Leasing PTY Limited - Aust.
                  Trans Ocean Management Corporation - CA
                  Trans Ocean Management S.A. - SWTZ
                  Trans Ocean Regional Corporate Holdings - CA
                  Trans Ocean Tank Services Corporation - DE
            Transamerica Leasing Inc. - DE
               Better Asset Management Company LLC - DE
               Transamerica Leasing Holdings Inc. - DE
                  Greybox Logistics Services Inc. - DE
                  Greybox L.L.C. - DE
                     Transamerica Trailer Leasing S.N.C. - Fra.
                  Greybox Services Limited - U.K.
                  Intermodal Equipment, Inc. - DE
                     Transamerica Leasing N.V. - Belg.
                     Transamerica Leasing SRL - Itl.
                  Transamerica Distribution Services Inc. - DE
                  Transamerica Leasing Coordination Center - Belg.
                  Transamerica Leasing do Brasil Ltda. - Braz.
                  Transamerica Leasing GmbH - Ger.
                  Transamerica Leasing Limited - U.K.
                     ICS Terminals (UK) Limited - U.K.
                  Transamerica Leasing Pty. Ltd. - Aust.
                  Transamerica Leasing (Canada) Inc. - Can.
                  Transamerica Leasing (HK) Ltd. - H.K.
                  Transamerica Leasing (Proprietary) Limited - S.Afr. Transamerica Tank Container Leasing Pty. Limited - Aust. Transamerica Trailer Holdings I Inc. - DE
                  Transamerica Trailer Holdings II Inc. - DE
                  Transamerica Trailer Holdings III Inc. - DE
                  Transamerica Trailer Leasing AB - Swed.
                  Transamerica Trailer Leasing AG - SWTZ
                  Transamerica Trailer Leasing A/S - Denmk.
                  Transamerica Trailer Leasing GmbH - Ger.
                  Transamerica Trailer Leasing (Belgium) N.V. - Belg. Transamerica Trailer Leasing (Netherlands) B.V. - Neth. Transamerica Trailer Spain S.A. - Spn.
                  Transamerica Transport Inc. - NJ
         Transamerica Commercial Finance Corporation, I - DE
            BWAC Credit Corporation - DE
            BWAC International Corporation - DE
            BWAC Twelve, Inc. - DE
               TIFCO Lending Corporation - IL
               Transamerica Insurance Finance Corporation - MD
                  Transamerica Insurance Finance Company (Europe) - MD Transamerica Insurance Finance Corporation, California - CA Transamerica Insurance Finance Corporation, Canada - ON
            Transamerica Business Credit Corporation - DE
               Direct Capital Equity Investment, Inc. - DE
               TA Air East, Corp. -
               TA Air III, Corp. - DE
               TA Air II, Corp. - DE
               TA Air IV, Corp. - DE
               TA Air I, Corp. - DE
               TBC III, Inc. - DE
               TBC II, Inc. - DE
               TBC IV, Inc. -
               TBC I, Inc. - DE
               TBC Tax III, Inc. -
               TBC Tax II, Inc. -
               TBC Tax IV, Inc. -
               TBC Tax IX, Inc. -
               TBC Tax I, Inc. -
               TBC Tax VIII, Inc. -
               TBC Tax VII, Inc. -
               TBC Tax VI, Inc. -
               TBC Tax V, Inc. -
               TBC Tax XII, Inc. -
               TBC Tax XI, Inc. -
               TBC V, Inc. -
               The Plain Company - DE
            Transamerica Distribution Finance Corporation - DE
               Transamerica Accounts Holding Corporation - DE
               Transamerica Commercial Finance Corporation - DE
                  Inventory Funding Trust - DE
                     Inventory Funding Company, LLC - DE
                  TCF Asset Management Corporation - CO
                  Transamerica Joint Ventures, Inc. - DE
               Transamerica Inventory Finance Corporation - DE
                  BWAC Seventeen, Inc. - DE
                     Transamerica   Commercial  Finance  Canada,  Limited  -  ON
                     Transamerica Commercial Finance Corporation, Canada - Can.
                  BWAC Twenty-One, Inc. - DE
                     Transamerica Commercial Finance Limited - U.K.
                        WFC Polska Sp. Zo.o -
                     Transamerica Commercial Holdings Limited - U.K. Transamerica Commercial Holdings, Inc. -
                        Transamerica Trailer Leasing Limited - NY
                  Transamerica Commercial Finance France S.A. - Fra. Transamerica GmbH Inc. - DE
               Transamerica Retail Financial Services Corporation - DE
                  Transamerica Consumer Finance Holding Company - DE
                     Metropolitan Mortgage Company - FL
                        Easy Yes Mortgage, Inc. - FL
                        Easy Yes Mortgage, Inc. - GA
                        First Florida Appraisal Services, Inc. - FL
                           First Georgia Appraisal Services, Inc. - GA
                        Freedom Tax Services, Inc. - FL
                        J.J. & W. Advertising, Inc. - FL
                        J.J. & W. Realty Corporation - FL
                        Liberty Mortgage Company of Ft. Myers, Inc. - FL Metropolis Mortgage Company - FL
                        Perfect Mortgage Company - FL
                  Whirlpool Financial National Bank - DE
               Transamerica Vendor Financial Services - DE
            Transamerica Distribution Finance Corporation de Mexico -
               Transamerica Corporate Services de Mexico -
            Transamerica Federal Savings Bank -
            Transamerica HomeFirst, Inc. - CA
         Transamerica Home Loan - CA
         Transamerica Lending Company - DE
      Transamerica Financial Products, Inc. - CA
      Transamerica Foundation - CA
      Transamerica Insurance Corporation of California - CA
         Arbor Life Insurance Company - AZ
         Plaza Insurance Sales, Inc. - CA
         Transamerica Advisors, Inc. - CA
         Transamerica Annuity Service Corporation - NM
         Transamerica Financial Resources, Inc. - DE
            Financial Resources Insurance Agency of Texas - TX
            TBK Insurance Agency of Ohio, Inc. - OH
Transamerica Financial Resources Insurance Agency of Alabama Inc. - AL Transamerica Financial Resources Insurance Agency of Massachusetts Inc. - MA
         Transamerica International Insurance Services, Inc. - DE
            Home Loans and Finance Ltd. - U.K.
         Transamerica Occidental Life Insurance Company - CA
            NEF Investment Company - CA
            Transamerica China Investments Holdings Limited - H.K.
            Transamerica Life Insurance and Annuity Company - NC
               Transamerica Assurance Company - CO
            Transamerica Life Insurance Company of Canada - Can.
            Transamerica Life Insurance Company of New York - NY
            Transamerica South Park Resources, Inc. - DE
            Transamerica Variable Insurance Fund, Inc. - MD
            USA Administration Services, Inc. - KS
         Transamerica Products, Inc. - CA
            Transamerica Leasing Ventures, Inc. - CA
            Transamerica Products II, Inc. - CA
            Transamerica Products IV, Inc. - CA
            Transamerica Products I, Inc. - CA
         Transamerica Securities Sales Corporation - MD
         Transamerica Service Company - DE
      Transamerica Intellitech, Inc. - DE
      Transamerica International Holdings, Inc. - DE
      Transamerica Investment Services, Inc. - DE
         Transamerica Income Shares, Inc. (managed by TA Investment Services)
 - MD
      Transamerica LP Holdings Corp. - DE
      Transamerica Real Estate Tax Service (A Division of Transamerica Corporation) - N/A
         Transamerica Flood Hazard Certification (A Division of TA Real Estate Tax Service) - N/A
      Transamerica Realty Services, Inc. - DE
         Bankers Mortgage Company of California - CA
         Pyramid Investment Corporation - DE
         The Gilwell Company - CA
         Transamerica Affordable Housing, Inc. - CA
         Transamerica Minerals Company - CA
         Transamerica Oakmont Corporation - CA
         Ventana Inn, Inc. - CA
      Transamerica Senior Properties, Inc. - DE
         Transamerica Senior Living, Inc. - DE

                     *Designates INACTIVE COMPANIES
                  A Division of Transamerica Corporation
       Limited Partner; Transamerica Corporation is General Partner


Item 27.  Number of Contract Owners
Bounty  None


Item 28.  Indemnification

Transamerica Life Insurance and Annuity Company's Articles of Incorporation provide in Article VIII as follows:

     To the full extent from time to time permitted by law, no person who is serving or who has served as a director of the Corporation shall be personally liable in any action for monetary damages for breach of his or her duty as a director, whether such action is brought by or in the right of the corporation or otherwise. Neither the amendment or repeal of this Article nor inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arising prior to such amendment, repeal or adoption.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The directors and officers of Transamerica Life Insurance and Annuity Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.

Item 29.  Principal Underwriter

(a) Transamerica Securities Sales Corporation, the principal underwriter, is also the underwriter for: Transamerica Investors, Inc.; Transamerica Variable Insurance

Fund, Inc.; Transamerica Occidental Life Insurance Company's Separate Accounts:
VA-2L; VA-2NL; VA-5 and VUL-1; Transamerica Life Insurance and
Annuity Company's Separate Accounts VA-1 and VA-6; Transamerica Life Insurance Company of New York's Separate Accounts: VA-2LNY; VA-2NLNY; VA-5NLNY and VA-6NY. The Underwriter is wholly-owned by Transamerica Insurance Corporation of California.


     (b) The following table furnishes information with respect to each director and officer of the principal Underwriter currently distributing securities of the registrant:

     Barbara Kelley      Director & President
     Regina Fink         Director & Secretary
     Nooruddin Veerjee   Director
     Dan Trivers         Senior Vice President
     Nicki Bair          Vice President
     Chris Shaw          Second Vice President
     Ben Tang       Treasurer

(c)  The  following  table  lists  the  amounts  of  commissions   paid  to  the
co-underwriter during the last fiscal year.

Name of
Principal                   Net Underwriting                   Compensation on      Brokerage
Underwriter              Discounts & Commission                   Redemption      Commissions       Compensation

TSSC                                0                                  0                0                 0

Item 30.  Location of Accounts and Records

     Physical possession of each account, book, or other document required to be maintained is kept at the Company's offices at 101401 North Tryon Street, Charlotte, North Carolina 28202.

Item 31.  Management Services

     Not applicable.

Item 32.  Undertakings

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.


     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

    (d) Transamerica hereby represents that the fees and the charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, Transamerica Life Insurance and Annuity Company has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Los Angeles, State of California on the 2nd day of September, 1998.

                            SEPARATE ACCOUNT VA-7 OF

                           TRANSAMERICA LIFE INSURANCE
                               AND ANNUITY COMPANY
                                  (REGISTRANT)

                           TRANSAMERICA LIFE INSURANCE
                               AND ANNUITY COMPANY
                                   (DEPOSITOR)


                                        ----------------------------------
                        David M. Goldstein Vice President


As required by the Securities Act of 1933, this Registration Statement has been signed below on September 2, 1998 by the following persons or by their duly appointed attorney-in-fact in the capacities specified:


Signatures                          Titles                                      Date

______________________*       Director and President                            September 2, 1998
Nooruddin S. Veerjee


______________________*       Director, Executive Vice President,

Robert Abeles                       and Chief Financial Officer                 September 2, 1998

______________________*          Director  and Chairman                         September 2, 1998
Thomas J. Cusack

______________________*       Director                                          September 2, 1998
James W. Dederer

______________________*    Director                                    September 2, 1998
George A. Foegele

______________________*       Director                                          September 2, 1998
David E. Gooding

______________________*       Director                                          September 2, 1998
Edgar H. Grubb

______________________*       Director                                          September 2, 1998
Frank C. Herringer

______________________*       Director                                          September 2, 1998
Richard N. Latzer

______________________*       Director                                          September 2, 1998
Karen MacDonald

______________________*       Director                                                  September 2, 1998
Gary U. Rolle'

______________________*    Director                                    September 2, 1998
Paul E. Rutledge III

______________________*       Director                                          September 2, 1998
T. Desmond Sugrue

______________________*        Director                                         September 2, 1998
Bruce A. Turkstra

______________________*       Director                                                  September 2, 1998
Robert A. Watson


_________________________     On September 2, 1998 as Attorney-in-Fact pursuant to
*By: David M. Goldstein             powers of attorney filed herewith.



Exhibit 10(b)

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Accountant's" in pre-effective Amendment No. 1 to the registrtion statement on Form N-4 and the related Prospectus and Statement of Additional Information of Separate Account VA-7 of Transamerica Life Insurance and Annuity Company and to the use of our report date January 23, 1998 with respect to the consolidated financial statements of Transamerica Life Insurance and Annuity Company included in the Statement of Additional Information.


/s/  Ernst & young LLP


Los Angeles, California
September 3, 1998